

2006 ANNUAL





JONES LANG
LASALLE

Jones Lang LaSalle is proud to receive the following recognition:

FORBES PLATINUM 400 BEST BIG COMPANIES

FORTUNE 100 BEST COMPANIES TO WORK FOR (U.S.)

SUNDAY TIMES 100 BEST COMPANIES TO WORK FOR (UK)

THE TIMES 50 COMPANIES WHERE WOMEN WANT TO WORK (UK)

CORPORATE RESEARCH FOUNDATION AND *CHINA DAILY*
CHINA'S TOP EMPLOYERS 2007, SHANGHAI REGION

ACTUALIDAD ECONOMICA 100 BEST COMPANIES TO WORK FOR (SPAIN)

CRO MAGAZINE 100 BEST CORPORATE CITIZENS (U.S.)

U.S. ENVIRONMENTAL PROTECTION AGENCY 2007 ENERGY STAR
PARTNER OF THE YEAR

C.E.E. QUALITY AWARDS CENTRAL AND EASTERN EUROPE
REAL ESTATE AGENCY OF THE YEAR

FINANCIEEL DAGBLAD/PROPERTY NL BEST PROPERTY ADVISOR (HOLLAND)

These distinctions further underscore our position as the chosen real estate expert and strategic advisor for leading owners, occupiers and investors worldwide.

TO OUR SHAREHOLDERS

Our people made 2006 another excellent year for Jones Lang LaSalle, our fourth consecutive year of record revenue and profits. As I write this letter two months into 2007, we are building on the momentum that carried us through last year so successfully. Healthy conditions in the world's major economies, improving fundamentals in real estate markets and continued high capital allocations to real estate investments lead us to view 2007 with continued confidence. We intend to make this another record year for our firm.

2006 FINANCIAL HIGHLIGHTS: RECORD REVENUE AND PROFITS

We recorded $2.01 billion of revenue in 2006, a 45 percent increase over 2005 revenue of $1.39 billion.

Net income increased 70 percent, to $176 million, or $5.24 per diluted share, up from $104 million and $3.12 per share in 2005. Operating income reached $244 million, up from $132 million in 2005, an 85 percent increase.

During the year, we invested in strategic acquisitions and continued to add talented and experienced individuals and teams to our ranks. In addition, our Board of Directors increased our second 2006 semi-annual dividend payment by 40 percent, to $0.35 per share. Despite these significant cash investments, we had no net debt at year-end 2006.

RECOGNITION BEYOND THE NUMBERS

Our 2006 results are now history, but the qualities that produced them—the culture and values shared by our people—are constants, guiding us toward continued success. As the list of 2007 awards on the facing page illustrates, respected third parties around the world have recognized our firm as an effective business partner and a great place to work.

OUR CONTINUED FOCUS ON GROWTH AND INNOVATION

To create additional value for our shareholders, we continue to focus on generating new growth in our business by being the leader and innovator in our industry—the company that does things first for clients, and the company that clients call first.

To support these goals, we identified five global growth priorities in 2005 that we call the G5. Each represents an area in which we have the skills and resources to expand our business and differentiate our brand by further developing our service capabilities. In the past two years, we have made great progress by investing consistently and strategically in all five.

We will continue to invest strategically and with confidence in our G5 priorities in 2007. The process creates a virtuous cycle for our business as our strong financial performance enables us to invest in additional future growth, and those investments generate continued strong performance.

G1 and G5 create the framework for a global, integrated business. G2, G3 and G4 refer to three unique service offerings within that framework that represent significant competitive differentiators for our company.

G1 AND G5: THE FOUNDATION OF OUR GLOBAL AND INTEGRATED BUSINESS

The first G focuses on strengthening and, where appropriate, extending the local and regional service operations that comprise our global platform and form the foundation of our business.

Early in 2006, we completed the acquisition of Spaulding & Slye in the United States, establishing a market-leading presence in Boston and New England, and further strengthening our existing position in the Washington, D.C. market. Our new colleagues from Spaulding & Slye contributed nearly half the total revenue growth we recorded in the Americas region last year.

Later in the year, we completed three strategic acquisitions in Europe. A fourth acquisition, the RSP Group, is based in Dubai and is the leading real estate investment and advisory company in the Middle East. Already in 2007, we have closed two additional acquisitions, one in Australia and another in the United Kingdom.

We also made significant staff additions globally across our business last year, particularly on our Capital Markets and Leasing teams, and in our Corporate Solutions business. Finally, anticipating and responding to changing client needs, we opened new offices from Spain to Romania, India to Vietnam, and Silicon Valley to New Jersey.

At the other end of the G5 spectrum, our fifth G—introducing world-standard business operations—links and integrates our platform worldwide through systems and processes that serve our clients and support our people. One key project is an integrated global finance and human resources system. Already in use in the Americas, the system was recently rolled out in key Asian markets, and we remain on track to complete global implementation early in 2009.

G2: GLOBAL CORPORATE SOLUTIONS

The dual trends of globalization and corporate real estate outsourcing drive our investments in G2, the corporate occupier business. Our goal is to be the leading corporate real estate outsourcing partner for the large client relationships we choose to pursue. We continue to win more than 60 percent of those mandates for which we compete.

During the year, we won 15 new multi-regional or global assignments from top companies including Adidas, Affiliated Computer Services, Kaiser Permanente and Sun Microsystems. Our Corporate Solutions teams also target large regional companies and medium and large national firms, leveraging the capabilities we have developed serving global clients to address the needs of clients in these additional segments.

G3: GLOBAL CAPITAL MARKETS

G3 goals include being both the world leader in transacting cross-border real estate capital flows and the industry leader in developing innovative service offerings that address the evolving capital needs of our clients.

During the year, our International Capital Group was active in all our regions, identifying capital resources and investment opportunities and then working with local and regional Capital Markets teams to complete transactions. We expanded the group to include new full-time members who cover Australasia and the Middle East and North Africa. We also added dedicated strategy, research and knowledge management professionals to the team.

We made substantial progress developing our Real Estate Investment Banking business last year. As a result, we can assist clients with capital and equity raising, merger and acquisition activities, debt financing, property derivatives and indirect investments. We also support our clients with merchant banking services to help them derive maximum value from their real estate portfolios.

To meet the capital-related needs of corporate occupiers, we expanded our Corporate Capital Markets capabilities during 2006, building a bridge to real estate investors for these clients. We can provide sophisticated capital strategies and solutions to occupiers with surplus real estate or flexibility needs, major core business capital needs or financial reporting objectives.

G4: LASALLE INVESTMENT MANAGEMENT

Our G4 strategic priority is LaSalle Investment Management. LaSalle had a truly impressive year, continuing to deliver superior results to our clients while growing our money management business significantly.

LaSalle raised more capital in 2006 than ever before: over $7.1 billion for separate accounts, private direct funds and publicly listed investment programs. Assets under management totaled more than $40 billion at year end, up from approximately $30 billion at the end of 2005. Every segment of the business exceeded relevant performance benchmarks on a consolidated basis. And the record level of incentive fees we earned in 2006 is proof of LaSalle's superior investment management capabilities.

LaSalle highlights included the $3.4 billion acquisition and subsequent privatization of CenterPoint Properties Trust on behalf of a client. We also expanded our global securities business during the year, raising $2.2 billion of capital for these investments.

A NOTE OF SPECIAL THANKS

At the end of 2006, Lynn Thurber announced her retirement as Chief Executive Officer of LaSalle Investment Management. Since assuming that position in 1994, Lynn was the guiding force behind LaSalle's rise to its current position as one of the world's leading real estate investment advisory firms. LaSalle's superior 2006 performance is a fitting testimony to her years of dedicated service and her investment knowledge, skills and client service sensitivities.

As she planned for her retirement, Lynn was determined to leave the business with a strong global platform and a stable and experienced management team. We were fortunate to be able to choose from that team to select Jeff Jacobson, a 16-year veteran of the firm, to take her place as CEO.

Lynn has agreed to continue to serve the firm in the new role of Chairman of LaSalle Investment Management. In this position, she will develop client relationships and provide counsel to LaSalle's senior management team. She will also continue to serve on the investment committees and advisory boards of several LaSalle funds.

All of us at Jones Lang LaSalle and LaSalle Investment Management thank Lynn for her many contributions to our company's success and for agreeing to remain involved in the business. We wish her well in this new phase of her life and career.

MOVING FORWARD WITH CONFIDENCE

I began this message by acknowledging our people throughout the world, the engineers of continued success at Jones Lang LaSalle. I believe we have the most talented, experienced and conscientious people in our industry. I think that those qualities are amplified by our common culture of client service, collaboration and integrity.

In my daily activities, I am constantly reminded how powerfully this combination serves our clients and strengthens our firm. It also convinces me that, in 2007 and beyond, we will continue to work together to deliver superior client service, generate new growth and create additional value for our shareholders, all while striving to be the leader and innovator in our industry.

Thank you for your continued interest in our firm.

Sincerely,

COLIN DYER
CHIEF EXECUTIVE OFFICER AND PRESIDENT

MARCH 2, 2007

FINANCIAL HIGHLIGHTS

Selected Financial Data for Jones Lang LaSalle Incorporated (unaudited)

IN THOUSANDS, EXCEPT PER SHARE DATA		2006	2005	20
Revenue	$	2,013,578	1,390,610	1,166,95
Compensation and benefits		1,313,294	902,712	762,00
Operating, administrative and other		407,985	320,934	276,70
Depreciation and amortization		48,964	33,836	33,38
Restructuring charges (credits)		(744)	1,377	5,35
Total operating expenses		1,769,499	1,258,859	1,077,43
Operating income	$	244,079	131,751	89,52
Net income	$	176,401	103,672	64,24
Diluted earnings per common share	$	5.24	3.12	1.9
EBITDA	$	303,444	177,743	128,78
Cash	$	50,612	28,658	30,14
Total debt		50,136	44,708	58,91
Net debt (cash)	$	(476)	16,050	28,76

Notes: The financial highlights on these pages should be read in conjunction with our consolidated financial statements and related notes and the "Management's Discussion and Analysis of Finan Condition and Results of Operations" included in our Annual Report on Form 10-K for the year ended December 31, 2006.

EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. Management believes that EBITDA is a useful analytical tool, that it is useful to investors as one of the primary metrics for evaluating operating performance and liquidity, and that an increase in EBITDA is an indicator of improved ability to service existing debt, to sustain potential future increases in debt and to satisfy capital requirements. EBITDA also is used in the calculation of certain covenants related to our revolving credit facility. However, EBITDA should not be considered an alternative to net income or net cash provided by operating activities, both of which are determined in accordance with U.S. GAAP. Because EBITD is not calculated under U.S. GAAP, our EBITDA may not be comparable to similarly titled measures used by other companies.

Reconciliation from net income to EBITDA:

IN THOUSANDS		2006	2005	2004
Net income	$	176,401	103,672	64,242
Interest expense, net of interest income		14,254	3,999	9,292
Provision for income taxes		63,825	36,236	21,873
Depreciation and amortization		48,964	33,836	33,381
EBITDA	$	303,444	177,743	128,788

REVENUE
(dollars in millions)

Year	Value
2006	2,014
2005	1,391
2004	1,167

EARNINGS
(dollars per share)

Year	Value
2006	5.24
2005	3.12
2004	1.96

EBITDA
(dollars in millions)

Year	Value
2006	303
2005	178
2004	129

NET DEBT
(dollars in millions)

Year	Value
2006	0
2005	16
2004	29

GLOBAL MARKETS

AMERICAS
(6 Countries, 50 Offices)

Argentina
Buenos Aires

Brazil
Rio de Janeiro
São Paulo

Canada
Montreal
Toronto
Vancouver

Chile
Santiago

Mexico
Mexico City
Monterrey

United States
Atlanta
Austin, Texas
Baltimore
Boston
Chicago
Cincinnati
Cleveland
Columbus, Ohio
Dallas
Dayton, Ohio
Denver
Detroit
East Palo Alto, Calif.
Fort Lauderdale, Fla.
Hartford, Conn.
Houston
Kansas City, Mo.
Lexington, Mass.
Los Angeles
McLean, Va.
Metropark, N.J.
Miami
Minneapolis
New Orleans
New York
Orange County, Calif.
Orlando, Fla.
Parsippany, N.J.
Philadelphia
Phoenix
Pittsburgh
Sacramento, Calif.
St. Louis
Salt Lake City
San Diego
San Francisco
Seattle
Stamford, Conn.
Tampa, Fla.
Washington, D.C.
Westmont, Ill.

ASIA PACIFIC
(13 Countries, 60 Offices)

Australia
Adelaide
Brisbane
Canberra
Glen Waverley
Liverpool
Mascot
Melbourne
Newcastle
North Sydney
Parramatta
Perth
Sydney

China
Beijing
Changsha
Chengdu
Dalian
Guangzhou
Hanzhong
Harbin
Hong Kong - Kowloon
Hong Kong - Quarry Bay
Hong Kong - Queensway
Jinan
Macau
Nanjing
Nanning
Shanghai
Shenyang
Shenzhen
Suzhou
Tianjin
Wuhan
Xian

India
Bangalore
Chennai
Hyderabad
Kolkata
Mumbai
New Delhi
Pune

Indonesia
Bali
Jakarta

Japan
Chitose
Kobe
Osaka - Kansai
Tokyo

Korea
Seoul

Malaysia*
Johor Bahru
Kuala Lumpur
Penang

New Zealand
Auckland
Wellington

Philippines
Makati
Muntinlupa
Pampanga

Singapore
Singapore

Taiwan
Taipei

Thailand
Bangkok
Phuket

Vietnam
Ho Chi Minh City

EUROPE, MIDDLE EAST AND AFRICA
(22 Countries, 50 Offices)

Belgium
Antwerp
Brussels

Czech Republic
Prague

France
Lyon
Paris

Germany
Berlin
Düsseldorf
Frankfurt
Hamburg
Munich
Wiesbaden

Hungary
Budapest

Ireland
Dublin

Israel
Tel Aviv

Italy
Milan
Rome

Kazakhstan
Almaty

Luxembourg
Luxembourg

Netherlands
Amsterdam
Eindhoven
The Hague
Rotterdam
Utrecht

Poland
Warsaw

Portugal
Lisbon

Romania
Bucharest

Russia
Moscow
St. Petersburg

Spain
Barcelona
Madrid
Marbella
Seville
Valencia
Zaragoza

Sweden
Gothenburg
Stockholm

Turkey
Istanbul (opened March 20

UK / England
Birmingham
Bracknell
Leeds
London Canary Wharf
London City
London Heathrow
London West End
Manchester
Norwich

UK / Scotland
Edinburgh
Glasgow

Ukraine
Kiev

United Arab Emirates
Dubai

*Services in Malaysia are provided through a strategic alliance with Jones Lang Wootton Malaysia

ARD OF DIRECTORS AND GLOBAL CORPORATE OFFICERS

ARD OF DIRECTORS

ila A. Penrose
irman of the Board
es Lang LaSalle,
l Executive Advisor
Boston Consulting Group

nri-Claude de Bettignies
fessor of Leadership and Responsibility
opean Institute of Business
ministration (INSEAD),
l China Europe International
siness School (CEIBS)

lin Dyer
ief Executive Officer and President
es Lang LaSalle

rryl Hartley-Leonard
tired Chairman and
ief Executive Officer
att Hotels Corporation

r Derek Higgs
airman
liance & Leicester plc

uralee E. Martin
ief Operating and Financial Officer
nes Lang LaSalle

ain Monié
esident
gram Micro Asia Pacific Pte. Ltd.

homas C. Theobald
enior Advisor
hicago Growth Partners LLC

OMMITTEES OF THE OARD OF DIRECTORS

udit Committee
ir Derek Higgs (Chair), Messrs. de Bettignies and artley-Leonard, and Ms. Penrose

ompensation Committee
lessrs. Theobald (Chair), de Bettignies and Monié, ir Derek Higgs, and Ms. Penrose

ominating and Governance Committee
ls. Penrose (Chair), Messrs. de Bettignies, artley-Leonard, Monié and Theobald, and ir Derek Higgs

GLOBAL EXECUTIVE COMMITTEE

Colin Dyer
Chief Executive Officer and President

Lauralee E. Martin
Chief Operating and Financial Officer

Peter A. Barge
Chief Executive Officer
Asia Pacific

Alastair Hughes
Chief Executive Officer
Europe, Middle East and Africa

Jeff A. Jacobson
Chief Executive Officer
LaSalle Investment Management

Peter C. Roberts
Chief Executive Officer
Americas

ADDITIONAL GLOBAL CORPORATE OFFICERS

Brian P. Hake
Treasurer

James S. Jasionowski
Chief Tax Officer

David A. Johnson
Chief Information Officer

Molly A. Kelly
Chief Marketing and
Communications Officer

Mark J. Ohringer
General Counsel
and Corporate Secretary

Marissa R. Prizant
Director of Internal Audit

Nazneen Razi
Chief Human Resources Officer

Stanley Stec
Controller

INTERNATIONAL DIRECTORS

Our International Directors, joined by more than 25,500 colleagues around the world, pursue our vision to be the real estate expert and strategic advisor of choice for leading owners, occupiers and investors.

Art Adler
Richard Angliss
Pedro Azcue
Jacques Bagge
Peter Bailey
Peter Barge
Christine Bartlett
Peter Belisle II
Tom Beneville
Russell Blackwell
Robert Bonwell
David Bowden
Chris Brown
Peter Bulgarelli
Herman Bulls
Todd Burns
Arthur Buser, Jr.
Robert Calnan
Noble Carpenter, Jr.
Jack Chandler
David Churton
Robin Coady
Stephen Conry
Anthony Couse
Graham Coutts
Pol-Henry Cox
Roualeyn Cumming-Bruce
Arthur de Haast
Joe Delogu
Tom Doughty
Peter Downie
Frank Doyle
Benoit du Passage
Marshall Durston
Matt Dwyer
Colin Dyer
Tony Edgley
Bryan Ellinthorpe
Michael Ellis
Andres Escarpenter
Rosemary Feenan
Jeffrey Flynn
John Forrest
Christopher Fossick
Nigel Fox
Kin Keung Fung
James Garvey
David Gibson
Robin Goodchild
Jacques Gordon
Andrew Gould
Tom Griffin
Brian Hake
Yoichiro Hamaoka
Douglas Henry
Scott Hetherington
Chris Hiatt
Stuart Hicks
Guy Hollis
Tony Horrell
Alastair Hughes
Jim Hutchinson
Andrew Hynard
Andrew Irvine
John Izett
Jeff Jacobson
James Jasionowski
Celia Jennings
David Johnson
Christopher Jolly
Gareth Jones
Richard Jones
Wade Judge
Jim Karman
Molly Kelly
David Kollmorgen
Katie Kopec
Stan Kraska, Jr.
Bill Krouch
Robert La Fors
Michael Lange
Chun Kong Lau
Ping Kee Eric Lee
William Legge
Jeremy Lester
Tod Lickerman
Iain Mackenzie
Ian Mackie
Bill Magner
Richard Main
Greg Maloney
Simon Marrison
Jordi Martin
Lauralee Martin
Charles Maudsley
Tom McAdam
Richard McBlaine
Dave McGarry
Bruce Miller
John Minks
Bill Monk
Debra Moritz
Andy Mottram
Kristin Mueller
John Mulcahy
Norbert Muller
Vivian Mumaw
Julian Nairn
Ed Noha
George Noon
Mark Ohringer
Robert Orr
Albert Ovidi
Keith Pauley
Jay C. Pelusi
John Phillips
Jan Pope
Neil Prime
Vincent Querton
Nazneen Razi
Matthew Reed
Markus Reinert
Jack Restivo
Peter Riguardi
Peter Roberts
Stuart Roberts
Alan Robertson
Simon Rooney
Brian Ross
Roderick Routh
Kenneth Rudy
Bruce Rutherford
Dan Ryan
Peter Schaff
Stephen Schlegel
Barry Scribner
Erich Sengelmann
Joyce Shapiro
Douglas Sharp
Jeremy Sheldon
Kenneth Siegel
John Stephen
Julian Stocks
John Talbot
Terence Tang
Mary Taylor
Bill Thummel
Joseph Tsang
Paul Uber
Christian Ulbrich
Kyle Warwick
Christopher Wasko
Kevin Wayer
Earl Webb
Tom Wilkinson
Dan Wolody
James Wong
Kim Woodrow
Mark Wynne-Smith
Paul Yearley

2006 FORM 10-K



United States
Securities and Exchange Commission
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
APR 3 0 2007
WASH, D.C.
160
SECTION

Form 10-K

Annual Report Pursuant to Section 13 or 15(d)
of the Securities Act of 1934

For the fiscal year ended December 31, 2006 — Commission File Number 1-13145

Jones Lang LaSalle Incorporated
(Exact name of registrant as specified in its charter)

Maryland	**36-4150422**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
200 East Randolph Drive, Chicago, IL	**60601**
(Address of principal executive offices)	(Zip Code)

gistrant's telephone number, including area code: 312/782-5800

urities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock ($.01 par value)	New York Stock Exchange

urities registered pursuant to Section 12(g) of the Act: None

licate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [X] No [ ]

licate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes [ ] No [X]

licate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 ring the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing quirements for the past 90 days. Yes [X] No [ ]

licate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the st of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment this Form 10-K [ ]

dicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer (as defined in Rule 12b-2 of the change Act). Large accelerated filer [X] Accelerated filer [ ] Non-accelerated filer [ ]

dicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

e aggregate market value of the voting stock (common stock) held by non-affiliates of the registrant as of the close of business on June 30, 2006 was ,742,323,222.

e number of shares outstanding of the registrant's common stock (par value $0.01) as of the close of business on February 20, 2007 was 36,748,384, hich includes 4,749,651 shares held by a subsidiary of the registrant.

rtions of the Registrant's Proxy Statement for its 2007 Annual Meeting of Shareholders to be held on May 30, 2007 are incorporated by reference in art III of this report.

TABLE OF CONTENTS

T ONE

M 1. BUSINESS

npany Overview

es Lang LaSalle Incorporated ("Jones Lang LaSalle," which may be referred s we, us, our, the Company or the Firm) was incorporated in 1997. We now e more than 150 offices worldwide, operations in more than 450 cities 0 countries on five continents, and approximately 25,500 employees, uding approximately 11,900 directly reimbursable property maintenance ployees. We provide comprehensive integrated real estate and investment nagement expertise on a local, regional and global level to owner, upier and investor clients. We are an industry leader in property and porate facility management services, with a portfolio of over 1.0 billion are feet worldwide. In 2006, the Firm had revenues of $2.0 billion and isted in the completion of capital markets sales and acquisitions, debt ancings, and equity placements on assets and portfolios valued at over billion. LaSalle Investment Management is one of the world's largest and st diverse real estate money management firms, with over $40 billion of ets under management. We were the only real estate services and money nagement firm named to *Forbes* magazine's Platinum 400 list in 2006 l 2007, to *Fortune* magazine's 100 Best Companies To Work For list in 07, and to *CRO* (Corporate Responsibility Officer) magazine's) Best Corporate Citizens list in 2007.

r full range of real estate services includes:

gency leasing;
roperty management;
roject and development;
'aluations;
apital markets;
eal estate investment banking and merchant banking;
uying and selling properties;
orporate finance;
otel advisory;
pace acquisition and disposition (tenant representation);
acilities management;
trategic consulting; and
utsourcing.

e provide real estate money management services on a global basis for th public and private assets through LaSalle Investment Management. ur services are enhanced by our integrated global business model, dustry-leading research capabilities, client relationship management cus, consistent worldwide service delivery and strong brand.

We have grown by expanding both our client base and the range of our services and products, as well as through a series of strategic acquisitions and mergers. Our extensive global platform and in-depth knowledge of local real estate markets enable us to serve as a single-source provider of solutions for our clients' full range of real estate needs. We solidified this network of services around the globe through the 1999 merger of the businesses of the Jones Lang Wootton companies ("JLW") (founded in 1783) with those of LaSalle Partners Incorporated ("LaSalle Partners") (founded in 1968).

Jones Lang LaSalle History

Prior to our incorporation in Maryland in April 1997 and our initial public offering (the "Offering") of 4,000,000 shares of common stock in July 1997, Jones Lang LaSalle conducted business as LaSalle Partners Limited Partnership and LaSalle Partners Management Limited Partnership (collectively, the "Predecessor Partnerships"). Immediately prior to the Offering, the general and limited partners of the Predecessor Partnerships contributed all of their partnership interests in the Predecessor Partnerships in exchange for an aggregate of 12,200,000 shares of common stock.

In October 1998, we acquired all of the common stock of the COMPASS group of real estate service companies (collectively referred to as "COMPASS") from Lend Lease Corporation Limited. The acquisition of COMPASS made us the largest property management services company in the United States and expanded our international presence into Australia and South America.

In March 1999, LaSalle Partners merged its business with that of JLW and changed its name to Jones Lang LaSalle Incorporated. In connection with the merger, we issued 14,300,000 shares of common stock and paid cash consideration of $6.2 million.

In January 2006, Jones Lang LaSalle merged operations with Spaulding & Slye, a privately held real estate services and investment company with offices in Boston and Washington, D.C. Substantially all of Spaulding & Slye's 500 employees were integrated into the Jones Lang LaSalle organization, significantly increasing the Firm's market presence in New England, as well as in Washington D.C. In May 2006, we acquired Rogers Chapman, a privately held real estate services company with offices in West London and the Thames Valley in England. In September 2006, we opened an office in Dubai, UAE, and acquired RSP Group, a privately held real estate investment services business with a local market-leading position and assignments across more than 20 Middle Eastern and North African countries. In October 2006, we acquired areAZero, a leading occupier fit-out business in Spain.

PART ONE

Performing Consistently and Maximizing Growth

Our stated mission is to deliver exceptional strategic, fully integrated services and solutions for real estate owners, occupiers and investors worldwide. To that end, we serve clients with four broad sets of services:

- Money Management;
- Local Market Services;
- Capital Markets and Real Estate Investment Banking; and
- Occupier Services.

We believe this combination of services, skills and expertise sets us apart from our competitors. Consultancy practices typically do not share our implementation expertise, local market awareness or merchant banking capabilities. Investment banking and investment management competitors generally possess neither our local market knowledge nor our real estate service capabilities. Traditional real estate firms lack our financial expertise and operating consistency. Other global competitors do not have the same level of business integration or consistency of delivery that we can provide through our network of wholly owned offices and directly employed personnel.

Six key value drivers distinguish our business activities (see "Competitive Advantages" below):

- Our integrated global services platform;
- The quality and worldwide reach of our research function;
- Our focus on client relationship management as a means to provide superior client service;
- Our reputation for consistent worldwide service delivery, as measured by our creation of best practices and the skills and experience of our people;
- Our ability to deliver innovative solutions to assist our clients in maximizing the value of their real estate portfolios; and
- The strength of our brand.

We have designed our business model to create value for our clients, our shareholders and our employees. Based on our established presence in, and intimate knowledge of, real estate and capital markets worldwide, and supported by our investments in thought leadership and technology, we believe that we create value for clients by addressing not only their local, regional and global real estate needs, but also their broader business, strategic, operating and financial goals. We believe that the ability to create and deliver value drives our own ability to grow our business and improve profitability and shareholder value. In doing so, we enable our people to demonstrate their technical competence and advance their careers by taking on new and increased responsibilities within a dynamic environment as our business expands geographically and develops in sophistication.

Growth Strategy

To continue to create new value for our clients, shareholders and employ in early 2005 we identified five strategic priorities for continued growt We refer to them as the Global Five Priorities, or the "G5." We have initi a five-year program designed to invest capital and resources that will maintain and extend our global leadership positions in the G5, which have defined as follows:

G1: LOCAL AND REGIONAL SERVICE OPERATIONS. Our strength in local and regional markets determines the strength of our global service capabilit Our financial performance also depends, in great part, on the business source and execute locally from more than 150 offices around the worl We believe that we can leverage our established business presence in t world's principal real estate markets to provide expanded local and regional services without a proportionate increase in infrastructure cos

G2: GLOBAL CORPORATE SOLUTIONS. The accelerating trends of globalizat and the outsourcing of real estate services by corporate occupiers supp our decision to emphasize a truly global Corporate Solutions business t serve their needs comprehensively. This service delivery capability help us create new client relationships. In addition, current corporate client are demanding multi-regional capabilities.

G3: GLOBAL CAPITAL MARKETS AND REAL ESTATE INVESTMENT BANKING. Ou focus on the further development of our global Capital Markets service delivery capability reflects increasing international cross-border money flows to real estate and the accelerated global marketing of assets that h resulted. Our real estate investment banking capability helps provide ca ital and other financial solutions by which our clients can maximize the value of their real estate.

G4: LASALLE INVESTMENT MANAGEMENT. With a truly integrated global platform, our LaSalle Investment Management business is already well positioned to serve institutional real estate investors looking for attracti opportunities around the world. Our continued investment in LaSalle's abil to develop and offer new products quickly, and to extend its portfolio capabilit into promising new markets, is intended to enhance that position.

G5: WORLD-STANDARD BUSINESS OPERATIONS. To gain maximum benefit from our other priorities, we must have superior operating and support procedures and processes to serve our clients and support our people. Our goal is to equip our people with the knowledge and risk manageme tools and other globally integrated infrastructure resources they need to create sustainable value for our clients. As we fully leverage the investmen we have made in our infrastructure, we will have a global platform that w allow us to perform our services in an increasingly efficient, integrated and consistent manner.

We committed resources to all G5 priorities during 2005 and 2006. By continuing to invest in our future based on our view of how our strength can support the needs of our clients, we intend to further grow our busine and to maintain and expand our position as an industry leader in the proces

ɪT ONE

ɪiness Segments

report our operations as four business segments. We manage our estor and Occupier Services ("IOS") product offerings geographically i) the Americas, (ii) Europe, Middle East and Africa ("EMEA"), and Asia Pacific, and our money management business globally as LaSalle Investment Management. See "Results of Operations" within n 7, Management's Discussion and Analysis of Financial Condition Results of Operations, as well as Note 3 of the Notes to Consolidated ancial Statements, for financial information discussed by segment.

UE DELIVERY: IOS AMERICAS, EMEA AND ASIA PACIFIC

address the needs of real estate owners and occupiers, we provide a range of integrated property, project management and transaction vices locally, regionally and globally through our regional operating ments in the Americas, Europe, Middle East and Africa ("EMEA") l Asia Pacific. Services are delivered through the following teams:

ENCY LEASING SERVICES executes marketing and leasing programs on ialf of investors, developers, property companies and public bodies to ure tenants and negotiate leases with terms that reflect our clients' t interests. In 2006, we completed approximately 8,600 agency leasing nsactions representing approximately 105 million square feet of space.

ency leasing fees are typically based on a percentage of the value of the se revenue commitment for leases consummated.

OPERTY MANAGEMENT SERVICES provides on-site management services real estate owners for office, industrial, retail and specialty properties. e seek to leverage our market share and buying power to deliver superior vice to clients. Our goal is to enhance our clients' property values ough aggressive day-to-day management. We focus on maintaining h levels of occupancy and tenant satisfaction while lowering property erating costs. During 2006, we provided on-site property management vices for office, retail, mixed-use and industrial properties totaling proximately 675 million square feet.

operty Management Services typically are provided by an on-site general anager and staff whom we support with regional supervisory teams and ntral resources in such areas as training, technical and environmental rvices, accounting, marketing and human resources. Our general managers e responsible for property management activities, client satisfaction d financial results. We do not compensate them with commissions, but ther with a combination of base salary and a performance bonus that is rectly linked to results they produce for their clients. Increasingly, anagement agreements provide for incentive compensation relating to erating expense reductions, gross revenue or occupancy objectives or nant satisfaction levels. Consistent with industry custom, management ntract terms typically range from one to three years, but may be canceled any time following a short notice period, usually 30 to 60 days.

PROJECT AND DEVELOPMENT SERVICES provides a variety of services—including interior build-out and conversion management, move management and strategic occupancy planning services—to tenants of leased space, owners in self-occupied buildings and owners of real estate investments. Project and Development Services frequently manages relocation and build-out initiatives for clients of our Property Management Services, Integrated Facilities Management and Tenant Representation Services units. Project and Development Services also manages all aspects of development and renovation of commercial projects for our clients. We have expanded this service to the public sector, particularly to the U.S. military and educational institutions.

Our Project and Development Services business is typically compensated on the basis of negotiated fees. Client contracts are typically multi-year in duration and may govern a number of discrete projects, with individual projects being completed in less than one year.

Jones Lang LaSalle Construction, Limited Partnership is the Firm's full-service construction business that provides general contracting, "at risk" construction management and construction-related consulting services. Projects consist primarily of commercial-related construction, including office interiors, new construction and renovation of existing buildings. Jones Lang LaSalle Construction is fully integrated into the Company's platform and operates in the Boston and Washington, D.C. areas. It will begin operating in Chicago in 2007.

The majority of our construction work is generated by properties managed and/or leased by Jones Lang LaSalle, tenants that we represent and other clients. Approximately 90 percent of Jones Lang LaSalle Construction's business is obtained through negotiated pricing, and the remaining 10 percent is obtained through competitive bids.

VALUATION SERVICES provides clients with professional valuation services, helping them determine market values for office, retail, industrial and mixed-use properties. Such services may involve valuing a single property or a global portfolio of multiple property types. Valuations, which typically involve commercial property, are completed for a variety of purposes, including acquisitions, dispositions, debt and equity financings, mergers and acquisitions, securities offerings (including initial public offerings) and privatization initiatives. Clients include occupiers, investors and financing sources from the public and private sectors. Our valuation specialists provide services to clients in nearly every developed country outside the Americas, where we do not currently provide such services. During 2006, we performed more than 27,000 valuations of commercial properties with an aggregate value of approximately $515 billion.

Compensation for valuation services is generally negotiated for each assignment based on its scale and complexity, and typically relates in part to the value of the underlying assets.

CAPITAL MARKETS SERVICES includes institutional property sales and acquisitions, real estate financings, private equity placements, portfolio advisory activities, and corporate finance advice and execution. Real Estate Investment Banking Services includes sourcing capital, both in the form of equity and debt, derivatives structuring and other traditional investment banking services designed to assist corporate clients in maximizing the value of their real estate. As more and more real estate assets are marketed internationally, and as a growing number of clients are investing outside their home markets, our Capital Markets Services teams combine local market knowledge with our access to global capital sources to provide clients with superior execution in raising capital for their real estate assets. By researching, developing and introducing innovative new financial products and strategies, Capital Markets Services is integral to the business development efforts of our other businesses. In 2006, we advised clients on institutional property sales and acquisitions, debt financings and equity placements on assets and portfolios valued at approximately $70.9 billion.

Capital Markets Services units are typically compensated on the basis of the value of transactions completed or securities placed. In certain circumstances, we receive retainer fees for portfolio advisory services. Real Estate Investment Banking fees are generally transaction-specific and conditioned upon the successful completion of the transaction.

TENANT REPRESENTATION SERVICES establishes strategic alliances with clients to deliver ongoing assistance to meet their real estate needs, and to help them evaluate and execute transactions to meet their occupancy requirements. Tenant Representation Services also are an important component of our local market services. We assist clients by defining space requirements, identifying suitable alternatives, recommending appropriate occupancy solutions and negotiating lease and ownership terms with third parties. We help our clients lower real estate costs, minimize real estate occupancy risks, improve occupancy control and flexibility, and create more productive office environments. We employ a multidisciplinary approach to develop occupancy strategies linked to our clients' core business objectives.

Compensation for Tenant Representation Services is generally determined on a negotiated fee basis. Fees often reflect performance measures related to targets that we and our clients establish prior to engagement or, in the case of strategic alliances, at annual intervals thereafter. Quantitative and qualitative measurements are used to assess performance relative to these goals, and we are compensated accordingly, with incentive fees awarded for superior performance.

INTEGRATED FACILITIES MANAGEMENT SERVICES provides comprehensive portfolio and property management services to corporations and institutions that outsource the management of their occupied real estate. Properties under management range from corporate headquarters to industrial complexes. During 2006, Integrated Facilities Management Services managed approximately 350 million square feet of real estate for its clients. Our target clients typically have large portfolios (usually over 1 million square feet) that offer significant opportunities to reduce costs and improve service delivery. The competitive trends of globalization, outsourcing and offshoring are prompting many of these clients to demand consistent ser delivery worldwide and a single point of contact from their real estate ser providers. Performance measures are generally developed to quantify progress made toward mutually determined goals and objectives. Depending on client needs, Integrated Facilities Management Services u either alone or partnering with other business units, provide services t include portfolio planning, property management, agency leasing, ten representation, acquisition, finance, disposition, project management, development management and land advisory services.

Integrated Facilities Management Services units are compensated on t basis of negotiated fees that we typically structure to include a base fee and performance bonus. We base performance bonus compensation o quantitative evaluation of progress toward performance measures and regularly scheduled client satisfaction surveys. Integrated Facilities Management Services agreements are typically three to five years in durati but also are cancelable at any time upon a short notice period, usually 3 to 60 days, as is typical in the industry.

STRATEGIC CONSULTING SERVICES delivers innovative, results-driven rea estate solutions that both strategically and tactically align with clients' business objectives. We provide clients with specialized, value-added r estate consulting services and strategies in such areas as mergers and acquisitions, development and asset strategy, occupier portfolio strateg workplace solutions, location advisory, financial optimization strategie organizational strategy and Six Sigma real estate solutions. Our professionals focus on translating global best practices into local real estate solutions, creating optimal financial results for our clients.

Compensation for Strategic Consulting Services is typically negotiated based on work plans developed for advisory services that vary based on scope and complexity of projects. For transaction services, compensatio is based on the value of transactions completed.

VALUE DELIVERY: MONEY MANAGEMENT

Our global real estate money management business, a member of the Jones Lang LaSalle group that we operate under the name of LaSalle Investment Management, is driven by three priorities:

- Developing and executing customized investment strategies that meet the specific investment objectives of each of our clients;
- Providing superior investment performance; and
- Delivering uniformly high levels of services.

We provide money management services to institutional investors and high-net-worth individuals. We seek to establish and maintain relationshi with sophisticated investors who value our global platform and extensiv local market knowledge. As of December 31, 2006, LaSalle Investment Management managed approximately $40.6 billion of public and privat real estate assets, making us one of the world's largest managers of institutional capital invested in real estate assets and securities.

alle Investment Management provides clients with a broad range of estate investment products and services in the public and private ital markets. We design these products and services to meet the differing tegic, risk/return and liquidity requirements of individual clients. The e of investment alternatives includes private investments in multiple estate property types (including office, retail, industrial and residential) er through investment funds that LaSalle Investment Management ages or through single client account relationships ("separate accounts"). also offer public indirect investments, primarily in publicly traded estate investment trusts ("REITs") and other real estate equities.

believe the success of our money management business comes from our ustry-leading research capabilities, innovative investment strategies, bal presence, local market knowledge, and strong client focus. We intain an extensive real estate research department whose dedicated fessionals monitor real estate and capital market conditions around world to enhance current investment decisions and identify future portunities. In addition to drawing on public sources for information, research department utilizes the extensive local presence of es Lang LaSalle professionals throughout the world to gather and re proprietary insight into local market conditions.

e investment and capital origination activities of our money management siness have grown increasingly global. We have invested in direct real ate in 20 countries across the globe, as well as in public real estate mpanies traded on all major stock exchanges. We expect money nagement activities, both fund raising and investing, to continue this nd as cross-border capital flows increase.

IVATE INVESTMENTS IN REAL ESTATE PROPERTIES. In serving our money nagement clients, LaSalle Investment Management is responsible for acquisition, management, leasing, financing and divestiture of real ate investments across a broad range of real estate property types. Salle Investment Management launched its first institutional investment nd in 1979 and currently has a series of commingled investment funds, cluding nine funds that invest in assets in the Americas, nine funds that vest in assets located in Europe and three funds that invest in assets in ia Pacific. LaSalle Investment Management also maintains separate count relationships with investors for whom LaSalle Investment anagement manages private real estate investments. As of December 31, 06, LaSalle Investment Management had approximately $32.7 billion in sets under management in these funds and separate accounts.

me investors prefer to partner with money managers willing to co-invest eir own funds to more closely align the interests of the investor and the vestment manager. We believe that our ability to co-invest funds along- de the investments of clients' funds will continue to be an important ctor in maintaining and continually improving our competitive position. ur co-investment strategy will strengthen our ability to continue to raise apital for new investment funds. At December 31, 2006, we had a total of 129.5 million of investments in, and loans to, co-investments.

We are expanding our "merchant banking" activities in appropriate circumstances. This involves making investments of Firm capital to acquire properties in order to seed investment management funds (typically within the LaSalle Investment Company structures described in Note 6 of the Notes to Consolidated Financial Statements) before they have been offered to clients.

LaSalle Investment Management conducts its operations with teams of professionals dedicated to achieving specific client objectives. We establish investment committees within each region whose members have specialized knowledge applicable to underlying investment strategies. These committees must approve all investment decisions for private market investments. We employ the investment committee approval process for LaSalle Investment Management's investment funds and for all separate account relationships.

LaSalle Investment Management is generally compensated for money management services for private equity investments based on initial capital invested and managed, with additional fees tied to investment performance above benchmark levels. The terms of contracts vary by the form of investment vehicle involved and the type of service we provide. Our investment funds have various life spans, typically ranging between five and 10 years. Separate account advisory agreements generally have three-year terms with "at will" termination provisions, and they may include compensation arrangements that are linked to the market value of the assets under management.

INVESTMENTS IN PUBLIC EQUITY. LaSalle Investment Management also offers clients the ability to invest in separate accounts focused on public real estate equity. We invest the capital of these clients principally in publicly traded securities of REITs and property company equities. As of December 31, 2006, LaSalle Investment Management had approximately $7.9 billion of assets under management in these types of investments. LaSalle Investment Management is typically compensated by securities investment clients on the basis of the market value of assets under management.

Competitive Advantages

We believe that the six key value drivers noted above and articulated below create several competitive advantages that have made us the leading integrated global real estate services and money management firm.

INTEGRATED GLOBAL SERVICES. By combining a wide range of high-quality, complementary services—and delivering them at consistently high service levels globally through wholly owned Company offices with directly employed personnel—we can develop and implement real estate strategies that meet the increasingly complex and far-reaching needs of our clients. We also believe that we have secured an established business presence in the world's principal real estate markets, with the result that we can grow revenues without a proportionate increase in infrastructure costs. With operations in more than 450 cities in 50 countries on five continents, we have in-depth knowledge of local and regional markets and can provide a full range of real estate services around the globe. This geographic coverage positions us to serve our multinational clients and manage investment

PART ONE

capital on a global basis. In addition, we anticipate that our additional cross-selling potential across geographies and product lines will continue to develop new revenue sources for multiple business units within Jones Lang LaSalle.

INDUSTRY-LEADING RESEARCH AND KNOWLEDGE BUILDING. We invest in and rely on comprehensive top-down and bottom-up research to support and guide the development of real estate and investment strategy. Our Global Research Executive Board oversees and coordinates the activities of approximately 220 research professionals who cover market and economic conditions in approximately 250 metropolitan areas in 40 countries around the world. Research also plays a key role in keeping colleagues throughout the organization attuned to important events and changing conditions in world markets. We facilitate the dissemination of this information to colleagues through our company-wide intranet.

CLIENT RELATIONSHIP MANAGEMENT. We support our ability to deliver superior service to our clients through our ongoing investments in client relationship management and account management. Our goal is to provide each client with a single point of contact at our firm, an individual who is answerable to, and accountable for, all the activities we undertake for the client. We believe that we enhance superior client service through best practices in client relationship management, the practice of seeking and acting on regular client feedback, and recognizing each client's definition of excellence.

Our client-driven focus enables us to develop long-term relationships with real estate investors and occupiers. By developing these relationships, we are able to generate repeat business and create recurring revenue sources. In many cases, we establish strategic alliances with clients whose ongoing service needs mesh with our ability to deliver fully integrated real estate services across multiple business units and office locations. We support our relationship focus with an employee compensation system designed to reward client relationship building, teamwork and quality performance, in addition to revenue development.

CONSISTENT SERVICE DELIVERY. We believe that our investments in research, technology, people and innovation enable us to develop, share and continually evaluate best practices across our global organization. As a result, we are able to deliver the same consistently high levels of client service and operational excellence substantially wherever our clients' real estate investment and services needs exist.

Based on our general industry knowledge and specific client feedback, we believe we are recognized as an industry leader in technology. We possess the capability to provide sophisticated information technology systems on a global basis to serve our clients and support our employees. For example, the purpose of OneView by Jones Lang LaSalle[SM], our client extranet technology, is to provide clients with detailed and comprehensive insight into their portfolios, the markets in which they operate and the services we provide to them. Delphi[SM], our intranet technology, offers our employees easy access to the Firm's policies and its collective thinking regarding our experience, skills and best practices. In 2006, we applie for a patent in the United States with respect to certain aspects of OneView by Jones Lang LaSalle[SM] that we consider to be proprietary.

We believe that our investments in research, technology, people and thought leadership position our firm as a leading innovator in our indus Major research initiatives, such as our "World Winning Cities" progra our offshoring index and our "Global Real Estate Transparency Index,' investigate emerging trends and therefore help us anticipate future conditi and shape new services to benefit our clients. In 2006, we applied for a patent in the United States with respect to certain aspects of our Global Real Estate Transparency Index methodology that we consider t be proprietary. Professionals in our Strategic Consulting practice ident and respond to shifting market and business trends to address changin client needs and opportunities. LaSalle Investment Management relies our comprehensive investigation of global real estate and capital mark to develop new investment products and services tailored to the specifi investment goals and risk/return objectives of our clients. We believe t our commitment to innovation helps us secure and maintain profitabl long-term relationships with the clients we target: the world's leading r estate owners, occupiers and investors.

MAXIMIZING VALUES OF REAL ESTATE PORTFOLIOS. To maximize the value of our real estate investments, LaSalle Investment Management capitaliz on its strategic research insights and local market knowledge to develop integrated approach that leads to innovative solutions and value enhanceme Our global strategic perspective allows us to assess pricing trends for re estate, and know which investors worldwide are actively investing. This enables us to have an ideal view as to when buying and selling strategies should be implemented. During hold periods, our local market research allows us to assess the potential for cash flow enhancement in our asset based on an informed opinion of rental rate trends. When combined, these two perspectives provide us with an optimal view that leads to tim execution and translates into superior investment performance.

STRONG BRAND. Based on our industry knowledge, commissioned marketi surveys, coverage in top-tier business publications and significant numb of long-standing client relationships, we believe that large corporations a institutional investors and occupiers of real estate generally recognize u as a provider of high-quality, professional real estate and money manageme services. We believe that the strength of the Jones Lang LaSalle and LaSalle Investment Management brands and our reputation for excellen in service delivery represent significant advantages when we pursue ne business opportunities.

ustry Trends

REASING DEMAND FOR GLOBAL SERVICES AND GLOBALIZATION OF ITAL FLOWS. Many corporations based in countries around the world e pursued growth opportunities in international markets. Many are ving to control costs by outsourcing or offshoring non-core business ivities. Both trends have increased the demand for global real estate vices, including facilities management, tenant representation and leasing, d property management services. We believe that this trend will favor l estate service providers with the capability to provide services—and nsistently high service levels—in multiple markets around the world. ditionally, real estate capital flows have become increasingly global, as re assets are marketed internationally and as more investors seek real ate investment opportunities beyond their own borders. This trend has ated new markets for investment managers equipped to facilitate ernational real estate capital flows and execute cross-border real ate transactions.

NSOLIDATION. The real estate services industry has experienced significant nsolidation in recent years. We believe that as a result of substantial isting infrastructure investments and the ability to spread fixed costs er a broader base of business, it is possible to recognize incrementally gher margins on property management and facilities management signments as the amount of square footage under management increases.

rge users of commercial real estate services continue to demonstrate a eference for working with single-source service providers able to operate ross local, regional and global markets. The ability to offer a full range services on this scale requires significant corporate infrastructure vestment, including information technology and personnel training. naller regional and local real estate service firms, with limited resources, e less able to make such investments.

ROWTH OF OUTSOURCING. In recent years, on a global level, outsourcing professional real estate services has increased substantially, as rporations have focused corporate resources, including capital, on core mpetencies. In addition, public and other non-corporate users of real tate, including government agencies and health and educational stitutions, have begun to outsource real estate activities as a means of ducing costs. As a result, we believe there are significant growth pportunities for firms like ours that can provide integrated real estate rvices across many geographic markets.

LIGNMENT OF INTERESTS OF INVESTORS AND INVESTMENT MANAGERS. nstitutional investors continue to allocate significant portions of their nvestment capital to real estate, and many investors have shown a desire commit their capital to investment managers willing to co-invest their wn funds in specific real estate investments or real estate funds. In addition, nvestors are increasingly requiring that fees paid to investment managers e more closely aligned with investment performance. As a result, we elieve that investment managers with co-investment capital, such as aSalle Investment Management, will have an advantage in attracting real state investment capital. In addition, co-investment may bring the pportunity to provide additional services related to the acquisition, inancing, property management, leasing and disposition of such investments.

Employees

With the help of aggressive goal and performance measurements, we attempt to instill in all of our people the commitment to be the best. Our goal is to be the real estate advisor of choice for clients and the employer of choice in our industry. To achieve that, we intend to continue to promote those human resources techniques that will attract, motivate and retain high quality employees. The following table details our respective headcounts at December 31, 2006 and 2005:

	2006	2005
Professional	11,800	9,400
Support	1,800	1,500
	13,600	10,900
Directly reimbursable property maintenance	11,900	11,100
Total employees	25,500	22,000
Directly reimbursable project management employees included as professionals above	4,200	3,500

The increase in headcount in 2006 was driven by acquisitions, such as Spaulding & Slye, additional or expanded outsourcing engagements, and strategic hiring across all regions, particularly in Asia Pacific.

Directly reimbursable project management employees work with clients that have a contracted fee structure comprised of a fixed management fee and a separate component that allows for scheduled reimbursable personnel and other expenses to be billed directly to the client.

Approximately 9,300 and 7,700 of our professional and support staff in 2006 and 2005, respectively, were based in countries other than the United States. Additionally, approximately 8,100 and 7,600 of our directly reimbursable property maintenance workers in 2006 and 2005, respectively, were based in countries other than the United States. Our employees are not members of any labor unions with the exception of approximately 800 of our directly reimbursable property maintenance employees in the United States. We have generally had satisfactory relations with our employees.

Company Web Site, Corporate Governance and Other Available Information

Jones Lang LaSalle's Web site address is www.joneslanglasalle.com. We make available, free of charge, our Form 10-K, 10-Q and 8-K reports, and our proxy statements, as soon as reasonably practicable after we file them electronically with the U.S. Securities and Exchange Commission ("SEC"). You also may read and copy any document we file with the SEC at its public reference room at 100 F Street, NE, Washington, D.C. 20549. You may call the SEC at 1.800.SEC.0330 for information about its public reference room. The SEC maintains an internet site that contains annual, quarterly and current reports, proxy statements and other information that we file electronically with the SEC. The SEC's Web site address is www.sec.gov.

PART ONE

The Company's Code of Business Ethics, which applies to all employees of the Company, including our Chief Executive Officer, Chief Operating and Financial Officer, Global Controller and the members of our Board of Directors, can also be found on our Web site under Investor Relations/ Board of Directors and Corporate Governance. In addition, the Company intends to post any amendment or waiver of the Code of Business Ethics with respect to a member of our Board of Directors or any of the executive officers named in our proxy statement.

Our Web site also includes information about our corporate governance. You may access, in addition to other information, the following materials, which we will make available in print to any shareholder who requests them:

- Bylaws
- Corporate Governance Guidelines
- Charters for our Audit, Compensation, and Nominating and Governance Committees
- Statement of Qualifications for Members of the Board of Directors
- Complaint Procedures for Accounting and Auditing Matters
- Statements of Beneficial Ownership of our Equity Securities by our Directors and Officers

ITEM 1A. RISK FACTORS

The complex, dynamic and international scope of our operations overall, and of our operations in particular regions and countries, involves a number of significant risks for our business. The fact that we operate in numerous countries likely magnifies those risks relative to other companies whose operations are not as geographically dispersed. If the risks associated with the services we provide, our operations in particular regions and countries and the international scope of our operations cannot be or are not successfully managed, our business, operating results and/or financial condition could be materially and adversely affected.

One of the challenges of a global business such as ours is to be able to determine in a sophisticated manner the enterprise risks that in fact exist and continuously to monitor those that develop over time as a result of changes in the business, laws to which we are subject and the other factors we discuss below. We must then determine how best to employ available resources to prevent, mitigate and/or minimize those risks that have the greatest potential (1) to occur and (2) to cause significant damage from an operational, financial or reputational standpoint. An important dynamic that we must also consider and appropriately manage is how much and what types of commercial insurance to obtain and how much potential liability may remain uninsured consistent with the infrastructure that is in place within the organization to identify and properly manage it. While we attempt to approach these issues in an increasingly sophisticated and coordinated manner across the globe, our failure to identify or effectively manage the enterprise risks inherent within our business could result in a material adverse effect on our business, results of operations and/or financial condition.

We govern our enterprise risk program primarily through our Global Operating Committee, which is chaired by our Global Chief Operating Officer and includes the Chief Operating Officers of our four reported business segments and the leaders from certain corporate staf groups such as Finance, Legal and Insurance. The Global Operating Committee coordinates its enterprise risk activities with our Internal Audit function, which performs an annual risk assessment of our busine

This section reflects our views concerning the most significant risks we believe face our business, although they do not purport to include every possible risk from which we might sustain a loss. For purposes of the following analysis and discussion, we generally group the risks we face according to four principal categories:

- External Market Risk Factors;
- Internal Operational Risk Factors;
- Financial Risk Factors; and
- Human Resources Risk Factors.

Some of the risks we identify could appropriately be discussed in more than one category, but we have chosen the one we view as primary.

External Market Risk Factors

GENERAL ECONOMIC CONDITIONS AND REAL ESTATE MARKET CONDITIONS CA HAVE A NEGATIVE IMPACT ON OUR BUSINESS. We have experienced in past years, and expect in the future to be negatively impacted by, periods of economic slowdown or recession, and corresponding declines in the demand for real estate and related services, within one or more of the markets in which we operate. Each real estate market tends to be cyclica and related to the condition of its corresponding economy as a whole or at least, to the perceptions of investors and users as to the relevant economic outlook. For example, corporations may be hesitant to expand space or enter into long-term commitments if they are concerned with t economic environment. Corporations that are under financial pressure f any reason, or are attempting to more aggressively manage their expense may reduce the size of their workforces and/or seek corresponding reductio in office space and related management services. Negative economic conditions and declines in the demand for real estate and related service in several markets or in significant markets could have a material advers effect on our business, results of operations and/or financial condition, including as a result of the following factors:

- **Decline in Real Estate Investment Activity**
  A general decline in real estate investment activity can lead to a reductio in our investment management fees, on the fees generated from the acquisition of property for clients, as well as in fees and commissions for arranging acquisitions, dispositions and financings.
- **Decline in Acquisition and Disposition Activity**
  A general decline in acquisition and disposition activity can lead to a reduction in fees and commissions for arranging such transactions, as well as in fees and commissions for arranging financing for acquirers.

ecline in Leasing Activity
general decline in leasing activity can lead to a reduction in fees and mmissions for arranging leases, both on behalf of owners and tenants. dditionally, a decline in leasing activity can lead to a reduction in the emand for, and fees earned from, other real estate services, such as Project d Development Services (managing the build-out of space) and Integrated acilities Management Services (managing space occupied by clients).

ecline in the Value and Performance of Real Estate and Rental Rates
general decline in the value and performance of real estate and in rental tes can lead to a reduction in investment management fees (the most gnificant portion of which are generally based upon the performance f investments) and the value of the co-investments we make with our vestment management clients or merchant banking investments we ave made for our own account. Additionally, such declines can lead to reduction in fees and commissions that are based upon the value of, or evenues produced by, the properties with respect to which services are rovided, including fees and commissions for property management nd valuations, and for arranging acquisitions, dispositions, leasing and nancings. Historically, a significant decline in real estate values in a iven market has also tended to result in increases in litigation regarding dvisory and valuation work done prior to the decline.

anges in non-real estate markets can also affect our business. For example, ength in the equity markets can mean that there are generally lower els of capital allocated to real estate, which in turn can mean that our ility to generate fees from the operation of our investment management siness will be negatively impacted. Strength in the equity markets can o negatively impact the performance of real estate as an asset class, ich in turn means that the incentive fees relating to the performance of r investment funds will be negatively impacted.

AL ESTATE SERVICES AND INVESTMENT MANAGEMENT MARKETS ARE GHLY COMPETITIVE. We provide a broad range of commercial real estate d investment management services, and there is significant competition an international, regional and local level with respect to many of these rvices and in commercial real estate services generally. Depending on e service, we face competition from other real estate service providers, stitutional lenders, insurance companies, investment banking firms, vestment managers, accounting firms, technology firms, firms providing tsourcing services and companies bringing their real estate services -house (any of which may be a global, regional or local firm). Many of r competitors are local or regional firms, which, although substantially aller in overall size, may be larger in a specific local or regional market. me of our competitors are expanding the services they offer in an attempt gain additional business. Some of our competitors may have greater nancial, technical and marketing resources, larger customer bases, and ore established relationships with their customers and suppliers than e have. Larger or more well-capitalized competitors may be able to spond faster to the need for technological changes, price their services ore aggressively, compete more effectively for skilled professionals, nance acquisitions more easily and generally compete more aggressively r market share.

New competitors or alliances among competitors that increase their ability to service clients could emerge and gain market share, develop a lower cost structure, adopt more aggressive pricing policies or provide services that gain greater market acceptance than the services we offer. In order to respond to increased competition and pricing pressure, we may have to lower our prices, which would have an adverse effect on our revenues and profit margins.

We are substantially dependent on long-term client relationships and on revenue received for services under various service agreements. Many of these agreements may be canceled by the client for any reason with as little as 30 to 60 days' notice, as is typical in the industry. In this competitive market, if we are unable to maintain these relationships or are otherwise unable to retain existing clients and develop new clients, our business, results of operations and financial condition will be materially adversely affected.

We must also continue to successfully differentiate the scope and quality of our service and product offerings from those of our competitors in order to maintain the value and premium status of our brand, which is one of our most important assets.

THE SEASONALITY OF OUR BUSINESS EXPOSES US TO RISKS AND TO VOLATILITY IN OUR STOCK PRICE. Our revenues and profits tend to be significantly higher in the third and fourth quarters of each year than in the first two quarters. This is a result of a general focus in the real estate industry on completing or documenting transactions by calendar-year-end and the fact that certain expenses are constant through the year. Historically, we have reported an operating loss or a relatively small profit in the first quarter and then increasingly larger profits during each of the following three quarters, excluding the recognition of investment-generated performance fees and co-investment equity gains (both of which can be particularly unpredictable). The seasonality of our business makes it difficult to determine during the course of the year whether plan results will be achieved, and thus to adjust to changes in expectations. Additionally, negative economic or other conditions that arise at a time when they impact performance in the fourth quarter, such as the particular timing of when larger transactions close or changes in the value of the U.S. dollar against other currencies, may have a more significant impact than if they occurred earlier in the year. To the extent we are not able to identify and adjust for changes in expectations or we are confronted with negative conditions that impact inordinately on the fourth quarter of a year, this could have a material adverse effect on our business, results of operations and/or financial condition. This may in turn lead to volatility in our stock price.

POLITICAL AND ECONOMIC INSTABILITY AND TRANSPARENCY; TERRORIST ACTIVITIES; HEALTH EPIDEMICS. We operate in 50 countries with varying degrees of political and economic stability and transparency. For example, certain Asian, Eastern European and South American countries have experienced serious political and economic instability within the past few years, and such instability will likely continue to arise from time to time in countries in which we have operations. As a result, our ability to operate our business in the ordinary course may be disrupted in one way or another, with corresponding reductions in revenues, increases in expenses or other material adverse effects. In addition, terrorist activities have escalated in recent years and at times have affected cities in which we operate. To the extent that similar terrorist activities continue to occur, they may adversely affect our business because they tend to target the same type of high-profile urban areas in which we do business.

Health epidemics that affect the general conduct of business in one or more urban areas (including as the result of travel restrictions and the inability to conduct face-to-face meetings), such as occurred in the past from SARS or may occur in the future from an avian flu outbreak, can also adversely affect the volume of business transactions, real estate markets and the cost of operating real estate or providing real estate services, and may therefore adversely affect our results.

INFRASTRUCTURE DISRUPTIONS. Our ability to conduct a global business may be adversely impacted by disruptions to the infrastructure that supports our businesses and the communities in which they are located. This may include disruptions involving electrical, communications, transportation or other services used by Jones Lang LaSalle or third parties with which we conduct business, or disruptions as the result of natural disasters (such as earthquakes and floods), political instability or terrorist attacks. These disruptions may occur, for example, as a result of events affecting only the buildings in which we operate (such as fires), or as a result of events with a broader impact on the cities where those buildings are located (including, potentially, the longer-term effects of global climate change). Nearly all of our employees in our primary locations, including Chicago, London, Singapore and Sydney, work in close proximity to each other in one or more buildings. If a disruption occurs in one location and our employees in that location are unable to communicate with or travel to other locations, our ability to service and interact with our clients may suffer, and we may not be able to successfully implement contingency plans that depend on communication or travel.

The infrastructure disruptions described above may also disrupt our ability to manage real estate for clients or may adversely affect the value of real estate investments we make on behalf of clients. The buildings we manage for clients, which include some of the world's largest office properties and retail malls, are used by numerous people daily, as the result of which fires, earthquakes, floods, other natural disasters, defects and terrorist attacks can result in significant loss of life, and, to the extent we are held to have been negligent in connection with our management of the affected properties, we could incur significant financial liabilities and reputational harm.

The occurrence of natural disasters and terrorist attacks can also significantly increase the availability and/or cost of commercial insurance policies covering real estate, both for our own business and for those clients whose properties we manage and who may purchase their insurance through the insurance buying programs we make available to them.

While we have disaster recovery and crisis management procedures in place, there can be no assurance that they will suffice in any particular situation to avoid a significant loss.

CIVIL AND REGULATORY CLAIMS; LITIGATING DISPUTES IN DIFFERENT JURISDICTIONS. Substantial civil legal liability or a significant regulator action against the Company could have a material adverse financial eff or cause us significant reputational harm, which in turn could seriousl harm our business prospects. While we do maintain commercial insura in an amount we believe is appropriate, we also maintain a significant level of self-insurance for the liabilities we may incur. Because any disp we have with third parties, or any government regulatory matters, mus generally be adjudicated within the jurisdiction in which the dispute arose, our ability to resolve our disputes successfully depends on the lo laws that apply and the operation of the local judicial system, the timelin quality, transparency and sophistication of which varies widely from o jurisdiction to the next. Our geographic diversity therefore makes it unusually challenging to resolve any such disputes efficiently and/or effectively, particularly as there appears to be a tendency toward more litigation in emerging markets, where the legal systems are especially l mature and transparent.

Internal Operational Risk Factors

CONCENTRATIONS OF BUSINESS WITH CORPORATE CLIENTS INCREASE CREDI RISK AND THE IMPACT FROM THE LOSS OF CERTAIN CLIENTS. While our clie base remains diversified across industries and geographies, we do value the expansion of business relationships with individual corporate client and the increased efficiency and economics (both to our clients and our firm) that can result from developing repeat business from the same clie and from performing an increasingly broad range of services for the same client. At the same time, having increasingly large and concentrated clie can also lead to greater or more concentrated risks of loss if, among oth possibilities, such a client (1) experiences its own financial problems, which can lead to larger individual credit risks, (2) becomes bankrupt o insolvent, which can lead to our failure to be paid for services we have previously provided or funds we have previously advanced, (3) decides t reduce its operations or its real estate facilities, (4) makes a change in it real estate strategy, such as no longer outsourcing its real estate operatio (5) decides to change its providers of real estate services or (6) merges wi another corporation or otherwise undergoes a change of control, which may result in new management taking over with a different real estate philosophy or in different relationships with other real estate providers. Additionally, increasingly large clients may, and sometimes do, attempt leverage the extent of their relationships with us during the course of contra negotiations or in connection with disputes or potential litigation.

CONTRACTUAL LIABILITIES AS PRINCIPAL AND FOR WARRANTED PRICING. We may, on behalf of our clients, hire and supervise third-party contractor to provide construction, engineering and various other services for our managed properties or properties we are developing. Depending upon th terms of our contracts with clients (which, for example, may place us in the position of a principal rather than an agent) or responsibilities we assume or are legally deemed to have assumed in the course of a client engagement (whether or not memorialized in a contract), we may be subjected to, or become liable for, claims for construction defects, negliger

ormance of work or other similar actions by third parties whom we
ot control. Adverse outcomes of property management disputes or
ation could negatively impact our business, financial condition
/or results of operations, particularly if we have not limited in our
tracts the extent of damages to which we may be liable for the
sequences of our actions or if our liabilities exceed the amounts of the
nmercial third-party insurance that we carry. Moreover, our clients
y seek to hold us accountable for the actions of contractors because of
role as property manager even if we have technically disclaimed liability
legal matter, in which case we may be pressured to participate in a
ncial settlement for purposes of preserving the client relationship.

part of our project management business, we may enter into agreements
h clients that provide for a warranted or guaranteed cost for a project
t we manage. In these situations, we are responsible for managing the
ious other contractors required for a project, including general
ntractors, in order to ensure that the cost of a project does not exceed
contract price and that the project is completed on time. In the event
t one of the other contractors on the project does not or cannot perform
result of bankruptcy or for some other reason, we are responsible for
y cost overruns as well as the consequences for late delivery.

RFORMANCE UNDER CLIENT CONTRACTS; REVENUE RECOGNITION; OPE CREEP. We generally provide our services to our clients under
ntracts, and in certain cases we are subject to regulatory and/or fiduciary
ligations (which may relate to, among other matters, the decisions we
ay make on behalf of a client with respect to managing assets on its behalf
purchasing products or services from third parties or other divisions
thin our firm). Our services may involve handling substantial amounts
client funds in connection with managing their properties. We face
al and reputational risks in the event we do not perform, or are perceived
have not performed, under those contracts or in accordance with those
gulations or obligations, or in the event we are negligent in the handling of
ent funds. The precautions we take to prevent these types of occurrences,
ich represent a significant commitment of corporate resources, may
vertheless not be effective in all cases. Unexpected costs or delays could
ake our client contracts or engagements less profitable than anticipated.
ny increased or unexpected costs or unanticipated delays in connection
th the performance of these engagements, including delays caused by
ctors outside our control, could have an adverse effect on profit margins.

the event that we perform services for clients without executing appropriate
ntractual documentation, we may be unable to realize our full compensation
tential or recognize revenue for accounting purposes, and we may not
able to effectively limit our liability in the event of client disputes. In
e event we perform services for clients that are beyond, or different
om, what were contemplated in contracts (known as "scope creep"),
e may not be fully reimbursed for the services provided, or our potential
ability in the case of a negligence claim may not have been as limited as
normally would have been or may be unclear.

CO-INVESTMENT, INVESTMENT, MERCHANT BANKING AND REAL ESTATE INVESTMENT BANKING ACTIVITIES SUBJECT US TO REAL ESTATE INVESTMENT RISKS AND POTENTIAL LIABILITIES. An important part of our investment strategy includes investing in real estate both individually and along with our money management clients. In order to remain competitive with well-capitalized financial services firms, we also make merchant banking investments, as the result of which we may use Firm capital to acquire properties before the related investment management funds have been established or investment commitments received from third-party clients. An emerging but potentially significant strategy is to further engage in certain real estate investment banking activities in which we, either solely or with one or more joint venture partners, would employ capital to assist our clients in maximizing the value of their real estate (for example, we might acquire a property from a client that wishes to dispose of it within a certain time frame, after which we would market it for sale as the principal and therefore assume any related market risk). We also have business lines that have as part of their strategy the acquisition, development, management and sale of real estate. Investing in any of these types of situations exposes us to a number of risks that could have a material adverse effect on our business, results of operations and/or financial condition, including as a result of the following risks:

- We may lose some or all of the capital that we invest if the investments perform poorly.
- We will have fluctuations in earnings and cash flow as we recognize gains or losses, and receive cash, upon the disposition of investments, the timing of which is geared toward the benefit of our clients.
- We generally hold our investments in real estate through subsidiaries with limited liability; however, in certain circumstances, it is possible that this limited exposure may be expanded in the future based upon, among other things, changes in applicable laws or the application of existing or new laws. To the extent this occurs, our liability could exceed the amount we have invested.
- We make co-investments in real estate in many countries, and this presents risks as described above in "External Market Risk Factors."

CORPORATE CONFLICTS OF INTEREST. All providers of professional services to clients, including our firm, must manage potential conflicts of interest that may arise, principally where the primary duty of loyalty owed to one client is somehow potentially weakened or compromised by a relationship also maintained with another client or third party. While the Company has policies and procedures in place to identify, disclose and resolve potential conflicts of interest, the failure or inability to do so in a significant situation could have a material adverse effect on our business, operating results and/or financial condition. Corporate conflicts of interest arise in the context of the services we provide as a firm to our different clients. Personal conflicts of interest on the part of our employees are separately considered as issues within the context of our Code of Business Ethics.

PART ONE

CLIENT DUE DILIGENCE. There are circumstances where the conduct or identity of our clients could cause us reputational damage or financial harm or could lead to our non-compliance with certain laws, as the result of which there could be a material adverse effect on our business, operating results and/or financial condition. An example would be the attempt by a client to "launder" funds through its relationship with us, namely to disguise the illegal source of funds that are put into otherwise legitimate real estate investments. While we continue to attempt to enhance the procedures we use to evaluate our clients before doing business with them and to avoid attempts to launder money or otherwise to exploit their relationship with us, our efforts may not be successful in all situations.

BURDEN OF COMPLYING WITH MULTIPLE AND POTENTIALLY CONFLICTING LAWS AND REGULATIONS AND DEALING WITH CHANGES IN LEGAL AND REGULATORY REQUIREMENTS. We face a broad range of legal and regulatory environments in the countries in which we do business. Coordinating our activities to deal with these requirements presents significant challenges. As an example, in the United Kingdom, the Financial Services Authority (FSA) regulates the conduct of investment businesses and the Royal Institute of Chartered Surveyors (RICS) regulates the profession of Chartered Surveyors, which is the professional qualification required for certain of the services we provide in the United Kingdom, through upholding standards of competence and conduct. As another example, various activities of LaSalle Investment Management associated with raising capital and offering investment funds are regulated in the United States by the Securities and Exchange Commission (SEC) and in other countries by similar securities regulatory authorities, and as a publicly traded company, we are subject to various corporate governance and other requirements established by statute, pursuant to SEC regulations and under the rules of the New York Stock Exchange. Additionally, changes in legal and regulatory requirements can impact our ability to engage in business in certain jurisdictions or increase the cost of doing so. The legal requirements of U.S. statutes may also conflict with local legal requirements in a particular country, as, for example, when anonymous hotlines required under U.S. law were construed to conflict in part with French privacy laws.

LICENSING REQUIREMENTS. The brokerage of real estate sales and leasing transactions, property management and the operation of the investment advisory business, among other business lines, require us to maintain licenses in various jurisdictions in which we operate. If we fail to maintain our licenses or conduct brokerage, management, investment advisory or other regulated activities without a license, we may be required to pay fines or return commissions received or have licenses suspended. Licensing requirements may also preclude us from engaging in certain types of transactions or change the way in which we conduct business or the cost of doing so. In addition, because the size and scope of real estate sales transactions and the number of countries in which we operate or invest have increased significantly during the past several years, both the difficulty of ensuring compliance with the numerous licensing regimes and the possible loss resulting from noncompliance have increased. Furthermore, the laws and regulations applicable to our business, both in the United States and in foreign countries, also may change in ways that materially increase the costs of compliance. Particularly in emerging m kets, there can be relatively less transparency around the standards an conditions under which licenses are granted or renewed.

As a licensed real estate service provider and advisor in various jurisdicti we and our licensed employees may be subject to various due diligenc disclosure, standard-of-care, anti-money laundering and other obligati in the jurisdictions in which we operate. Failure to fulfill these obligati could subject us to litigation from parties who purchased, sold or lease properties we brokered or managed or who invested in our funds. We could become subject to claims by participants in real estate sales or ot services claiming that we did not fulfill our obligations as a service provi or broker (including, for example, with respect to conflicts of interests where we are acting, or are perceived to be acting, for two or more clie with potentially contrary interests).

COMPUTER AND INFORMATION SYSTEMS. Our business is highly depende on our ability to process transactions across numerous and diverse mark in many currencies. If any of our financial, accounting, human resourc or other data processing, e-mail, client accounting, funds processing o electronic information management systems do not operate properly o are disabled (including as the result of computer viruses, problems wit the internet or sabotage), we could suffer a disruption of our businesse liability to clients, loss of client data, regulatory intervention or reputatio damage. These systems may fail to operate properly or become disable as a result of events that are wholly or partially beyond our control, including disruptions of electrical or communications services, disruptic caused by natural disasters, political instability or terrorist attacks, or o inability to occupy one or more of our buildings.

The development of new software systems used to operate one or more aspects of our business, particularly on a customized basis or in order t coordinate or consolidate financial, human resources or other types of infrastructure data reporting, client accounting or funds processing is complicated and may result in costs that cannot be recuperated in the event of the failure to complete a planned software development. A new software system that has defects may cause reputational issues and clie or employee dissatisfaction, with business lost as a result. The acquisiti or development of software systems is often dependent to one degree or another on the quality, ability and/or financial stability of one or more third-party vendors, over which we may not have control beyond the rights we negotiate in our contracts. Different privacy policies from one country to the next (or across a region such as the European Union) ma restrict our ability to share or collect data on a global basis, and this ma limit the utility of otherwise available technology.

Our business is also dependent, in part, on our ability to deliver to our clients the efficiencies and convenience afforded by technology. The effo to gain technological expertise and develop or acquire new technologies requires us to incur significant expenses. If we cannot offer new technologi as quickly as our competitors do, we could lose market share.

S INHERENT IN MAKING ACQUISITIONS. We have made in the past, and cipate that we may make in the future, acquisitions of businesses or ness lines. In 2006, for example, we closed the acquisition of lding & Slye, a significant business with approximately 500 employees, we completed a number of other smaller but still strategically important uisitions in various countries. Any such acquisitions may subject us to mber of significant risks, including, among others:

iversion of management attention;

ability to retain the management, key personnel and other employees the acquired business;

ability to retain clients of the acquired business;

xposure to legal, environmental, employment and other types of aims for activities of the acquired business prior to acquisition, cluding those that may not have been adequately identified during e pre-acquisition due diligence investigation;

ddition of business lines in which we have not previously engaged or example, general contractor services for "ground up" construction evelopment projects);

ability to effectively integrate the acquired business and its mployees; and

otential impairment of intangible assets, which could adversely affect ur reported results.

e may face liability with respect to environmental issues occurring at perties that we manage or in which we invest. Various laws and gulations impose liability on current or previous real property owners operators for the cost of investigating, cleaning up or removing ntamination caused by hazardous or toxic substances at the property. e may face liability under these laws as a result of our role as an on-site operty manager or a manager of construction projects. In addition, we ay face liability if such laws are applied to expand our limited liability th respect to our co-investments in real estate as discussed below.

ILITY TO PROTECT INTELLECTUAL PROPERTY; INFRINGEMENT OF THIRD-PARTY TELLECTUAL PROPERTY RIGHTS. Our business depends, in part, on our ability identify and protect proprietary information and other intellectual operty (such as our service marks, client lists and information, and siness methods). Existing laws of some countries in which we provide intend to provide services (or the extent to which laws are enforced) ay offer only limited protections of our intellectual property rights. e rely on a combination of trade secrets, confidentiality policies, non-sclosure and other contractual arrangements, and on patent, copyright d trademark laws to protect our intellectual property rights. Our inability detect unauthorized use (for example, by former employees) or take ppropriate or timely steps to enforce our intellectual property rights may ave an adverse effect on our business.

e cannot be sure that the services we offer to clients do not infringe on the tellectual property rights of third parties, and we may have infringement aims asserted against us or against our clients. These claims may harm ur reputation, cost us money and prevent us from offering some services.

ABILITY TO CONTINUE TO MAINTAIN SATISFACTORY INTERNAL FINANCIAL REPORTING CONTROLS AND PROCEDURES. If we are not able to continue to successfully implement the requirements of Section 404 of the United States Sarbanes-Oxley Act of 2002, our reputation, financial results and the market price of our stock could suffer. While we believe that we have adequate internal financial reporting control procedures in place, we may be exposed to potential risks from this legislation, which requires companies to evaluate their internal controls and have their controls attested to by their independent auditors on an annual basis. We have evaluated our internal control systems in order to allow our management to report on, and our independent auditors to attest to, our internal controls over financial reporting as required for purposes of this Annual Report on Form 10-K for the year ended December 31, 2006. However, there can be no assurance that we will continue to receive a positive attestation in future years, particularly since standards continue to evolve and are not necessarily being applied consistently from one auditing firm to another. If we identify one or more material weaknesses in our internal controls in the future that we cannot remediate in a timely fashion, we may be unable to receive a positive attestation at some time in the future from our independent auditors with respect to our internal controls over financial reporting.

Financial Risk Factors

WE MAY HAVE INDEBTEDNESS WITH FIXED OR VARIABLE INTEREST RATES AND CERTAIN COVENANTS WITH WHICH WE MUST COMPLY. At December 31, 2006, we had $50.1 million of indebtedness on a consolidated basis, principally under a revolving credit facility from a syndicate of lenders. Our average outstanding borrowings under the revolving credit facility were $205.2 million during 2006, and the effective interest rate on that facility was 5.1%.

Our outstanding borrowings fluctuate during the year primarily due to varying working capital requirements. For example, payment of annual incentive compensation represents a significant working capital requirement commanding increased borrowings in the first half of the year, while the Firm's seasonal earnings pattern provides more for working capital requirements in the second half of the year.

The terms of our debt contain a number of covenants that could restrict our flexibility to finance future operations or capital needs, or to engage in other business activities that may be in our best interest. The debt covenants limit our ability, among other things, to:

- Encumber or dispose of assets;
- Incur indebtedness; and
- Engage in acquisitions.

In addition, with respect to the revolving credit facility, we must maintain a consolidated net worth of at least $450 million and a leverage ratio not exceeding 3.25 to 1. We must also maintain a minimum interest coverage ratio of 2.5 to 1.

If we are unable to make required payments under the revolving credit facility or if we breach any of the debt covenants, we will be in default under the terms of the revolving credit facility. A default under the facility

PART ONE

could cause acceleration of repayment of outstanding amounts as well as defaults under other existing and future debt obligations.

VOLATILITY IN LASALLE INVESTMENT MANAGEMENT INCENTIVE FEE REVENUES. With the growth in assets under management at LaSalle Investment Management, our portfolio is of sufficient size to periodically generate large incentive fees and, in some cases, equity gains that significantly contribute to our earnings and to the changes in earnings from one year to the next. However, volatility in this component of our earnings is inevitable due to the nature of this aspect of our business. In the case of our commingled funds, underlying market conditions, particular decisions regarding the acquisition and disposition of fund assets, and the specifics of the client mandate will determine the timing and size of incentive fees from one fund to another. For separate accounts, where asset management is ongoing, we may also earn incentive fees at periodic agreed-upon measurement dates, and that may be related to performance relative to specified real-estate indices (such as that published by the National Council of Real Estate Investment Fiduciaries (NCREIF)).

While LaSalle Investment Management has focused over the past several years on developing more predictable annuity-type revenues, incentive fees have been, and will continue to be, an important part of our revenues and earnings. As a result, the volatility described above should be expected to continue. For example, in 2006 we recognized one very significant incentive fee from the long-term performance of a separate account where we have ongoing portfolio management. This incentive fee was payable only once every four years and was calculated based on the account's performance above a real rate of return so long as the account's performance has exceeded a NCREIF-based index. The incentive fee will next be measured after a five-year performance period.

CURRENCY RESTRICTIONS AND EXCHANGE RATE FLUCTUATIONS. We produce positive flows of cash in various countries and currencies that can be most effectively used to fund operations in other countries or to repay our indebtedness, which is currently primarily denominated in U.S. dollars. We face restrictions in certain countries that limit or prevent the transfer of funds to other countries or the exchange of the local currency to other currencies. We also face risks associated with fluctuations in currency exchange rates that may lead to a decline in the value of the funds produced in certain jurisdictions.

Additionally, although we operate globally, we report our results in U.S. dollars, and thus our reported results may be positively or negatively impacted by the strengthening or weakening of currencies against the U.S. dollar. As an example, the euro and the pound sterling, each a currency used in a significant portion of our operations, strengthened against the U.S. dollar over the course of 2006. For the year ended December 31, 2006, 65% of our operating income was attributable to operations with U.S. dollars as their functional currency, and 35% was attributable to operations having other functional currencies. In addition to the potential negative impact on reported earnings, fluctuations in currencies relative to the U.S. dollar may make it more difficult to perform period-to-period comparisons of the reported results of operations.

We are authorized to use currency-hedging instruments, including for currency forward contracts, purchased currency options and borrowin in foreign currency. There can be no assurance that such hedging will economically effective. We do not use hedging instruments for speculative purposes.

The following table sets forth the revenues derived from our most signifi currencies (based upon 2006 revenues, $ in millions). The euro revenu include our businesses in France, Germany, Italy, Ireland, Spain, Portu Holland, Belgium and Luxembourg.

Most Significant Currencies on a Revenue Basis

	2006	20
United States Dollar	$ 898.6	539
United Kingdom Pound	352.1	281
Euro	342.0	220
Australian Dollar	126.8	108
Other currencies	294.1	239
Total revenues	$ 2,013.6	1,390

GREATER DIFFICULTY IN COLLECTING ACCOUNTS RECEIVABLE IN CERTAIN COUNTRIES AND REGIONS. We face challenges to our ability to efficiently and/or effectively collect accounts receivable in certain countries and regions. For example, in Asia, many countries have underdeveloped insolvency laws, and clients often are slow to pay. In Europe, clients in some countries, particularly Spain, Italy and France, also tend to delay payments, reflecting a different business culture.

POTENTIALLY ADVERSE TAX CONSEQUENCES; CHANGES IN TAX LEGISLATION AND TAX RATES. Moving funds between countries can produce adverse t consequences in the countries from which and to which funds are trans ferred, as well as in other countries, such as the United States, in which we have operations. Additionally, as our operations are global, we face challenges in effectively gaining a tax benefit for costs incurred in one country that benefit our operations in other countries.

Changes in tax legislation or tax rates may occur in one or more jurisdictio in which we operate that may materially increase the cost of operating our business.

THE CHARTER AND THE AMENDED BYLAWS OF JONES LANG LASALLE AND THE MARYLAND GENERAL CORPORATE LAW COULD DELAY, DEFER OR PREVENT A CHANGE OF CONTROL. The charter and bylaws of Jones Lang LaSalle include provisions that may discourage, delay, defer or prevent a takeov attempt that may be in the best interest of Jones Lang LaSalle shareholde and may adversely affect the market price of our common stock.

RT ONE

charter and bylaws provide for:

he ability of the board of directors to establish one or more classes and ries of capital stock including the ability to issue up to 10,000,000 shares f preferred stock, and to determine the price, rights, preferences and rivileges of such capital stock without any further shareholder approval;

requirement that any shareholder action taken without a meeting be ursuant to unanimous written consent; and

ertain advance notice procedures for Jones Lang LaSalle shareholders ominating candidates for election to the Jones Lang LaSalle board f directors.

der the Maryland General Corporate Law (the "MGCL"), certain usiness Combinations" (including a merger, consolidation, share change or, in certain circumstances, an asset transfer or issuance or classification of equity securities) between a Maryland corporation and y person who beneficially owns 10% or more of the voting power of the rporation's shares or an affiliate of the corporation who, at any time thin the two-year period prior to the date in question, was the beneficial vner of 10% or more of the voting power of the then-outstanding voting ock of the corporation (an "Interested Shareholder") or an affiliate of e Interested Shareholder are prohibited for five years after the most cent date on which the Interested Shareholder became an Interested areholder. Thereafter, any such Business Combination must be commended by the board of directors of such corporation and proved by the affirmative vote of at least (1) 80% of the votes entitled to cast by holders of outstanding voting shares of the corporation and) 66 2/3% of the votes entitled to be cast by holders of outstanding voting ares of the corporation other than shares held by the Interested areholder with whom the Business Combination is to be effected, less, among other things, the corporation's shareholders receive a inimum price (as defined in the MGCL) for their shares and the nsideration is received in cash or in the same form as previously paid the Interested Shareholder for its shares. Pursuant to the MGCL, these ovisions also do not apply to Business Combinations approved or empted by the board of directors of the corporation prior to the time at the Interested Shareholder becomes an Interested Shareholder.

uman Resources Risk Factors

IFFICULTIES AND COSTS OF STAFFING AND MANAGING INTERNATIONAL PERATIONS. The coordination and management of international operations ose additional costs and difficulties. We must manage operations in any time zones and that involve people with language and cultural ifferences. Our success depends on finding and retaining people capable f dealing with these challenges effectively and who will represent the Company with the highest levels of integrity. If we are unable to attract nd retain qualified personnel, or to successfully plan for succession of mployees holding key management positions, our growth may be limited, nd our business and operating results could suffer.

Among the challenges we face in retaining our people is maintaining a compensation system that rewards them consistent with local markets and with our profitability, which can be especially difficult where competitors may be attempting to gain market share by hiring our best people at rates of compensation that are well above the current market level. We have committed resources to effectively coordinate our business activities around the world to meet our clients' needs, whether they are local, regional or global. We also consistently attempt to enhance the establishment, organization and communication of corporate policies, particularly where we determine that the nature of our business poses the greatest risk of noncompliance. The failure of our people to carry out their responsibilities in accordance with our client contracts, our corporate and operating policies, or our standard operating procedures, or their negligence in doing so, could result in liability to clients or other third parties, which could have a material adverse effect on our business, operating results and/or financial condition.

When addressing staffing in connection with a restructuring of our organization or a downturn in economic conditions or activity, we must take into account the employment laws of the countries in which actions are contemplated, which, in some cases, can result in significant costs and/or time delays in implementing headcount reductions.

NONCOMPLIANCE WITH POLICIES; COMMUNICATIONS AND ENFORCEMENT OF OUR POLICIES AND OUR CODE OF BUSINESS ETHICS. The geographic and cultural diversity in our organization makes it more challenging to communicate the importance of adherence to our Code of Business Ethics and our Vendor Code of Conduct, to monitor and enforce compliance with its provisions on a worldwide basis, and to ensure local compliance with U.S. laws that apply globally, such as the Foreign Corrupt Practices Act, the Patriot Act and the Sarbanes-Oxley Act of 2002. We have introduced an Ethics Everywhere program to address these challenges and to attempt to maintain a high level of awareness about, and compliance with, our Code of Business Ethics. Breaches of our Code of Business Ethics, particularly by our executive management, could have a material adverse effect on our business, reputation, operating results and/or financial condition. Breaches of our Vendor Code of Conduct by vendors whom we retain as a principal for client engagements can also lead to significant losses to clients from financial liabilities that might result.

EMPLOYEE AND VENDOR MISCONDUCT. Like any business, we run the risk that employee fraud or other misconduct could occur. It is not always possible to deter employee misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Employee misconduct, including fraud, can cause significant financial or reputational harm to any business, from which full recovery cannot be assured. We also may not have insurance that covers any losses in full or that covers losses from particular criminal acts. We do have a strong ethics policy, which is articulated in our Code of Business Ethics, and an overall Ethics Everywhere program that employs a number of different but complementary methods to reinforce the importance of integrity as our employees carry out their employment duties. In particular, we attempt to reinforce our commitment to sound ethics through regular employee communication, and we are continuously increasing our training efforts in this area.

Because we often hire third-party vendors to perform services for our own account or for clients, we are also subject to the consequences of fraud or misconduct by employees of our vendors, which can also result in significant financial or reputational harm (including as a practical matter even if we have been adequately protected from a legal standpoint). We have instituted a Vendor Code of Conduct, which is published in multiple languages on our public Web site, and which is intended to communicate to our vendors the standards of conduct we expect them to uphold.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our principal corporate holding company headquarters are located at 200 East Randolph Drive, Chicago, Illinois, where we currently occupy over 130,000 square feet of office space pursuant to a lease that expires in February 2016. Our regional headquarters for our Americas, EMEA and Asia Pacific businesses are located in Chicago, London and Singapore, respectively. We have 159 local offices worldwide located in most major cities and metropolitan areas as follows: 50 offices in 6 countries in the Americas (including 41 in the United States), 49 offices in 21 countries in EMEA and 60 offices in 13 countries in Asia Pacific. Our offices are each leased pursuant to agreements with terms ranging from month-to-month to 10 years. In addition, we have on-site property and other offices located throughout the world. On-site property management offices are generally located within properties that we manage and are provided to us without cost.

ITEM 3. LEGAL PROCEEDINGS

The Company has contingent liabilities from various pending claims and litigation matters arising in the ordinary course of business, some of which involve claims for damages that are substantial in amount. Many of these matters are covered by insurance (including insurance provided through a captive insurance company), although they may nevertheless be subject to large deductibles or retentions, and the amounts being claimed may exceed the available insurance. Although the ultimate liability for these matters cannot be determined, based upon information currently available, we believe the ultimate resolution of such claims and litigation will not have a material adverse effect on our financial position, results of operations or liquidity.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of Jones Lang LaSalle's shareholders during the fourth quarter of 2006.

PART TWO

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our Common Stock is listed for trading on the New York Stock Exchan under the symbol "JLL."

As of February 20, 2007, there were approximately 22,400 beneficial hold of our Common Stock.

The following table sets forth the high and low daily closing prices of o Common Stock as reported on the New York Stock Exchange.

	HIGH	LO
2006		
Fourth Quarter	$ 93.21	$ 84.0
Third Quarter	$ 88.54	$ 75.9
Second Quarter	$ 90.70	$ 71.0
First Quarter	$ 76.54	$ 52.7
2005		
Fourth Quarter	$ 52.48	$ 45.0
Third Quarter	$ 50.65	$ 43.8
Second Quarter	$ 47.41	$ 36.9
First Quarter	$ 47.30	$ 34.5

Dividends

In October 2006, the Company announced that its Board of Directors declared a semi-annual dividend of $0.35 per share of its common stock The dividend payment was made on Friday, December 15, 2006 to holde of record at the close of business on Wednesday, November 15, 2006. This amount represents an increase of $0.10 per share over the amount the semi-annual dividend that was paid in June 2006. The current dividen plan approved by the Board anticipates a total annual dividend of $0.70 p common share; however there can be no assurance that future dividends will be declared since the actual declaration of future dividends, and the establishment of record and payment dates, remains subject to final determination by the Company's Board of Directors. A dividend-equivale in the same amount also was paid simultaneously on outstanding but unvested restricted stock units granted under the Company's Stock Awar and Incentive Plan.

Transfer Agent

Mellon Investor Services LLC
480 Washington Boulevard
Jersey City, New Jersey 07310

Equity Compensation Plan Information

For information regarding our equity compensation plans, including bot shareholder approved plans and plans not approved by shareholders, see Item 12. Security Ownership of Certain Beneficial Owners and Managemen

T TWO

nparison of 5 Year Cumulative Total Return*

NG JONES LANG LASALLE INCORPORATED, THE S & P 500 INDEX, A NEW PEER GROUP AND AN OLD PEER GROUP

following line graph compares Jones Lang LaSalle's cumulative shareholder return on its Common Stock to the cumulative total return of the ndard & Poor's 500 Stock Index and an industry peer group index *(Custom Industry Index)* for a five-year period extending through December 31, 6. The Custom Industry Index is composed of a "new peer group" including the following other publicly traded real estate services companies: bb & Ellis Company and CB Richard Ellis Group Inc. from the time it issued public equity in 2004. CB Richard Ellis Group Inc. acquired all of the standing common stock of Trammell Crow Company in 2006. The graph below also includes an "old peer group" composed of Grubb & Ellis npany and Trammell Crow Company prior to the time that CB Richard Ellis Group Inc. issued public equity, and then includes CB Richard Ellis up Inc. after it issued public equity in 2004. The graph assumes the investment of $100 in Jones Lang LaSalle and each of the indices on December 2001 and the reinvestment of all dividends. The return shown on the graph is not necessarily indicative of future performance.


JONES LANG LASALLE INCORPORATED
NEW PEER GROUP
OLD PEER GROUP
S & P 500
12/01
12/02
12/03
12/04
12/05
12/06

*$100 invested on 12/31/01 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.

	12/01	12/02	12/03	12/04	12/05	12/06
nes Lang LaSalle Incorporated	$ 100.00	85.21	114.85	207.26	280.37	516.78
& P 500	100.00	77.90	100.24	111.15	116.61	135.03
ew Peer Group	100.00	34.58	29.49	157.63	280.26	466.02
d Peer Group	100.00	73.22	105.74	155.59	264.87	365.30

e stock price performance included in this graph is not necessarily indicative of future stock price performance.

PART TWO

Share Repurchases

The following table provides information with respect to approved share repurchase programs for Jones Lang LaSalle:

	TOTAL NUMBER OF SHARES PURCHASED		AVERAGE PRICE PAID PER SHARE (1)	TOTAL NUMBER OF SHARES PURCHASED AS PART OF PUBLICLY ANNOUNCED PLANS	SHARE REMAININ TO B PURCHASE UNDE PLAN (
January 1, 2006–January 31, 2006	1,186	$	49.63	620,386	1,379,61
February 1, 2006–February 28, 2006	50,000	$	68.08	670,386	1,329,61
March 1, 2006–March 31, 2006	73,714	$	69.04	744,100	1,255,90
April 1, 2006–April 30, 2006	—		—	744,100	1,255,90
May 1, 2006–May 31, 2006	—		—	744,100	1,255,90
June 1, 2006–June 30, 2006	155,000	$	75.38	899,100	1,100,90
July 1, 2006–July 31, 2006	—		—	899,100	1,100,90
August 1, 2006–August 31, 2006	122,000	$	77.49	1,021,100	978,90
September 1, 2006–September 30, 2006	—		—	1,021,100	978,90
October 1, 2006–October 31, 2006	—		—	1,021,100	978,90
November 1, 2006–November 30, 2006	—		—	1,021,100	978,90
December 1, 2006–December 31, 2006	400,000	$	87.66	1,421,100	578,90
Total	801,900	$	80.75		

(1) Total average price paid per share is a weighted average for the 12-month period.

(2) Since October 2002, our Board of Directors has approved four share repurchase programs. Each succeeding program has replaced the prior repurcha program, such that the program approved on September 15, 2005 is the only repurchase program in effect as of December 31, 2006. Board appro allows for purchase of our outstanding common stock in the open market and in privately negotiated transactions. The repurchase of shares is pri marily intended to offset dilution resulting from both restricted stock and stock option grants made under our existing stock plans. Given that shares repurchased under each of the programs are not cancelled, but are held by one of our subsidiaries, we include them in our equity account. However, these shares are excluded from our share count for purposes of calculating earnings per share. The following table details the activities for each of our approved share repurchase programs:

REPURCHASE PLAN APPROVAL DATE	SHARES APPROVED FOR REPURCHASE	SHARES REPURCHASED THROUGH DECEMBER 31, 2006
October 30, 2002	1,000,000	700,000
February 27, 2004	1,500,000	1,500,000
November 29, 2004	1,500,000	1,128,551
September 15, 2005	2,000,000	1,421,100
		4,749,651

T TWO

M 6. SELECTED FINANCIAL DATA (UNAUDITED)

following table sets forth our summary historical consolidated financial data. The information should be read in conjunction with our solidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" uded elsewhere herein.

HOUSANDS, EXCEPT SHARE DATA)		2006	2005	2004	2003	2002
					YEAR ENDED DECEMBER 31,	
ement of Operations Data:						
al revenue	$	2,013,578	1,390,610	1,166,958	941,894	859,990
erating income		244,079	131,751	89,521	54,235	52,114
erest expense, net of interest income		14,254	3,999	9,292	17,861	17,024
s on extinguishment of Senior Notes		—	—	11,561	—	—
uity in earnings from real estate ventures		9,221	12,156	17,447	7,951	2,581
ome before provision for icome taxes and minority interest		239,046	139,908	86,115	44,325	37,671
ovision for income taxes		63,825	36,236	21,873	8,260	11,037
nority interest in earnings f subsidiaries		—	—	—	—	711
t income before extraordinary em and cumulative effect of change n accounting principle		175,221	103,672	64,242	36,065	25,923
raordinary gain on the acquisition of ninority interest, net of tax (1)		—	—	—	—	341
mulative effect of change in ccounting principle, net of tax (2)		1,180	—	—	—	846
t income	$	**176,401**	**103,672**	**64,242**	**36,065**	**27,110**
vidends on unvested common stock, net of tax		1,057	385	—	—	—
t income available to common shareholders	$	**175,344**	**103,287**	**64,242**	**36,065**	**27,110**
sic earnings per common share before extraordinary tem, cumulative effect of change in accounting principle and dividends on unvested common stock	$	5.50	3.30	2.08	1.17	0.85
traordinary gain on the acquisition of ninority interest, net of tax (1)		—	—	—	—	0.01
umulative effect of change in accounting principle, net of tax (2)		0.03	—	—	—	0.03
vidends on unvested common stock, net of tax		(0.03)	(0.01)	—	—	—
sic earnings per common share	$	5.50	3.29	2.08	1.17	0.89
sic weighted average shares outstanding		31,872,112	31,383,828	30,887,868	30,951,563	30,486,842
iluted earnings per common share before extraordinary item, cumulative effect of change in accounting principle and dividends on unvested common stock	$	5.24	3.13	1.96	1.12	0.81
xtraordinary gain on the acquisition of minority interest, net of tax (1)		—	—	—	—	0.01
umulative effect of change in accounting principle, net of tax (2)		0.03	—	—	—	0.03
ividends on unvested common stock, net of tax		(0.03)	(0.01)	—	—	—
iluted earnings per common share	$	**5.24**	**3.12**	**1.96**	**1.12**	**0.85**
iluted weighted average shares outstanding		33,447,939	33,109,261	32,845,281	32,226,306	31,854,397

PART TWO

(IN THOUSANDS, EXCEPT SHARE DATA)		2006	2005	2004	YEAR ENDED DECEMBER 3 2003	20
Other Data:						
EBITDA [3]	$	303,444	177,743	128,788	99,130	92,29
Ratio of earnings to fixed charges [4]		6.99X	6.75X	3.90X	2.15X	2.06
Cash flows provided by (used in):						
Operating activities	$	377,703	120,636	161,478	110,045	68,36
Investing activities		(306,360)	(61,034)	(27,565)	(15,282)	(26,34
Financing activities		(49,389)	(61,087)	(166,875)	(45,312)	(38,82
Investments under management [5]	$	40,600,000	29,800,000	24,100,000	23,000,000	23,200,00
Total square feet under management		1,024,000	903,000	835,000	725,000	735,00
Balance Sheet Data:						
Cash and cash equivalents	$	50,612	28,658	30,143	63,105	13,65
Total assets		1,729,948	1,144,769	1,012,377	942,940	852,51
Total debt		50,136	44,708	58,911	211,408	215,00
Total liabilities		979,568	608,766	504,397	511,949	485,55
Total shareholders' equity		750,380	536,003	507,980	430,991	366,95

(1) In December 2002, we exercised our option to purchase the remaining 45% interest in the joint venture company Jones Lang LaSalle Asset Management Services, which exclusively provides asset management services for all Skandia Life properties in Sweden. The purchase price was below the fair value of the assets acquired, resulting in an after-tax extraordinary gain of $0.3 million.

(2) The cumulative effect of change in accounting principle in 2006 is the result of our adoption of Statement of Financial Accounting Standards No. 1 (revised 2004), "Share-Based Payment," ("SFAS 123R"). As a result of adopting SFAS 123R on January 1, 2006, we credited $1.2 million to the income statement, as the cumulative effect of a change in accounting principle, which represented the expense recognized in prior years on shares expect to be forfeited prior to their vesting date. The cumulative effect of change in accounting principle in 2002 is the result of our adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," ("SFAS 142"). As a result of adopting SFAS 142 on January 1, 2002, we credited $0.8 million the income statement, as the cumulative effect of a change in accounting principle, which represented our negative goodwill balance at January 1, 20

(3) EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. Although EBITDA is a non-GAAP financial measure, our management believes that EBITDA is a useful analytical tool, that it is useful to investors as one of the primary metrics for evaluatin operating performance and liquidity, and that an increase in EBITDA is an indicator of improved ability to service existing debt, to sustain potent future increases in debt and to satisfy capital requirements. EBITDA also is used in the calculation of certain covenants related to our revolving credit facility. However, EBITDA should not be considered as an alternative either to net income or net cash provided by operating activities, both of which are determined in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). Because EBITDA is not calculated unde U.S. GAAP, our EBITDA may not be comparable to similarly titled measures used by other companies.

T TWO

w is a reconciliation of our EBITDA to net income ($ in thousands):

				YEAR ENDED DECEMBER 31,	
	2006	2005	2004	2003	2002
income	$ 176,401	103,672	64,242	36,065	27,110
rest expense, net of interest income	14,254	3,999	9,292	17,861	17,024
vision for income taxes	63,825	36,236	21,873	8,260	11,037
reciation and amortization	48,964	33,836	33,381	36,944	37,125
TDA	$ 303,444	177,743	128,788	99,130	92,296

w is a reconciliation of our EBITDA to net cash provided by operating activities, the most comparable cash flow measure on the statements of
h flows ($ in thousands):

				YEAR ENDED DECEMBER 31,	
	2006	2005	2004	2003	2002
cash provided by operating activities	$ 377,703	120,636	161,478	110,045	68,369
rest expense, net of interest income	14,254	3,999	9,292	17,861	17,024
vision for income taxes	63,825	36,236	21,873	8,260	11,037
nge in working capital and non-cash xpenses	(152,338)	16,872	(63,855)	(37,036)	(4,134)
TDA	$ 303,444	177,743	128,788	99,130	92,296

For purposes of computing the ratio of earnings to fixed charges, "earnings" represents net earnings before income taxes plus fixed charges, less capitalized interest. Fixed charges consist of interest expense, including amortization of debt discount and financing costs, capitalized interest and one-third of rental expense, which we believe is representative of the interest component of rental expense.

Investments under management represent the aggregate fair market value or cost basis (where an appraisal is not available) of assets managed by our Investment Management segment as of the end of the periods reflected.

EM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF IANCIAL CONDITION AND RESULTS OF OPERATIONS

e following discussion and analysis should be read in conjunction with r Selected Financial Data and Consolidated Financial Statements, luding the notes thereto, appearing elsewhere in this Form 10-K. e following discussion and analysis contains certain forward-looking tements generally identified by the words anticipates, believes, estimates, pects, plans, intends and other similar expressions. Such forward-looking tements involve known and unknown risks, uncertainties and other tors that may cause Jones Lang LaSalle's actual results, performance, hievements, plans and objectives to be materially different from any ture results, performance, achievements, plans and objectives expressed implied by such forward-looking statements. See the Cautionary Note garding Forward-Looking Statements after Part IV, Item 15. Exhibits d Financial Statement Schedules.

ır Management's Discussion and Analysis is presented in six sections, follows:

) An executive summary, including how we create value for our stakeholders,

) A summary of our critical accounting policies and estimates,

) Certain items affecting the comparability of results and certain market and other risks that we face,

) The results of our operations, first on a consolidated basis and then for each of our business segments,

(5) Consolidated cash flows, and

(6) Liquidity and capital resources.

Executive Summary

BUSINESS OBJECTIVES AND STRATEGIES

We define our stakeholders as:

- The clients we serve,
- The people we employ, and
- The shareholders who invest in our Company.

We create value for these stakeholders by enabling and motivating our employees to apply their expertise to deliver services that our clients acknowledge as adding value to their real estate and business operations. We believe that this ability to add value is demonstrated by our clients' repeat or expanded service requests and by the strategic alliances we have formed with them.

The services we provide require "on the ground" expertise in local real estate markets. Such expertise is the product of research into market conditions and trends, expertise in buildings and locations, and expertise in competitive conditions. This real estate expertise is at the heart of the history and strength of the Jones Lang LaSalle brand. One of our key differentiating factors, as a result, is our global reach and service imprint in local markets around the world.

PART TWO

We enhance our local market expertise with a global team of research professionals, with the best practice processes we have developed and delivered repeatedly for our clients, and with the technology investments that support these best practices.

Our principal asset is the talent and the expertise of our people. We seek to support our service-based culture through a compensation system that rewards superior client service performance, not just transaction activity, and that includes a meaningful long-term compensation component. We invest in training and believe in optimizing our talent base through internal advancement. We believe that our people deliver our services with the experience and expertise to maintain a balance of strong profit margins for the Firm and competitive value-added pricing for our clients, while achieving competitive compensation levels.

Because we are a services business, our profits produce strong cash returns. Over the past five years, we have used this cash strategically to:

- Significantly pay down our debt, resulting in significantly reduced interest expense and allowing us the opportunity to make business acquisitions within our desired leverage ratio;
- Purchase shares under our share repurchase programs and initiate a dividend program;
- Invest for growth in important markets throughout the world; and
- Co-invest in LaSalle Investment Management sponsored and managed funds.

In 2006, our Board declared and paid a total annual dividend of $0.60 per common share and anticipated paying a total annual dividend in 2007 of $0.70 per share. We do not believe that the payment of the dividend will preclude us from continuing the above other uses of cash.

We believe value is enhanced by investing appropriately in growth opportunities, maintaining our market position in developed markets and keeping our balance sheet strong.

The services we deliver are managed as business strategies to enhance the synergies and expertise of our people. The principal businesses in which we are involved are:

- Money Management;
- Local Market Services;
- Capital Markets and Real Estate Investment Banking; and
- Occupier Services.

The market knowledge we develop in our services and capital markets businesses helps us identify investment opportunities and capital sources for our money management clients. Consistent with our fiduciary responsibilities, the investments we make or structure on behalf of our money management clients help us identify new business opportunities for our services and capital markets businesses.

To continue to create new value for our clients, shareholders and emplo in early 2005 we identified five strategic priorities for continued grow We refer to them as the Global Five Priorities, or the "G5." We have initi a five-year program designed to invest capital and resources that will maintain and extend our global leadership positions in the G5, which have defined as follows:

G1: LOCAL AND REGIONAL SERVICE OPERATIONS. Our strength in local an regional markets determines the strength of our global service capabili Our financial performance also depends, in great part, on the business source and execute locally from more than 150 offices around the wor We believe that we can leverage our established business presence in t world's principal real estate markets to provide expanded local and regional services without a proportionate increase in infrastructure co

G2: GLOBAL CORPORATE SOLUTIONS. The accelerating trends of globalizat and the outsourcing of real estate services by corporate occupiers supp our decision to emphasize a truly global Corporate Solutions business serve their needs comprehensively. This service delivery capability hel us create new client relationships. In addition, current corporate client are demanding multi-regional capabilities.

G3: GLOBAL CAPITAL MARKETS AND REAL ESTATE INVESTMENT BANKING. Our focus on the further development of our global Capital Markets ser delivery capability reflects increasing international cross-border mone flows to real estate and the accelerated global marketing of assets that h resulted. Our real estate investment banking capability helps provide c ital and other financial solutions by which our clients can maximize th value of their real estate.

G4: LASALLE INVESTMENT MANAGEMENT. With a truly integrated global platform, our LaSalle Investment Management business is already well positioned to serve institutional real estate investors looking for attracti opportunities around the world. Our continued investment in LaSalle's ability to develop and offer new products quickly, and to extend its portfo capabilities into promising new markets, is intended to enhance that positi

G5: WORLD-STANDARD BUSINESS OPERATIONS. To gain maximum benefit from our other priorities, we must have superior operating and support procedures and processes to serve our clients and support our people. Our goal is to equip our people with the knowledge and risk manageme tools and other globally integrated infrastructure resources they need t create sustainable value for our clients. As we fully leverage the investmen we have made in our infrastructure, we will have a global platform that will allow us to perform our services in an increasingly efficient, integrated and consistent manner.

We committed resources to all G5 priorities during 2005 and 2006. By continuing to invest in our future based on our view of how our strengt can support the needs of our clients, we intend to further grow our busine and to maintain and expand our position as an industry leader in the proce

RT TWO

sinesses

NEY MANAGEMENT

salle Investment Management provides money management services large institutions, both in specialized funds and separate account icles, as well as for managers of institutional and, increasingly, retail l estate funds. Investing money on behalf of clients requires not just et selection, but also asset value activities that enhance the asset's formance. The skill set required to succeed in this environment ludes knowledge of real estate values—opportunity identification search), individual asset selection (acquisitions), asset value creation rtfolio management) and investor relations. Our competitors in this a tend to be investment banks, fund managers and other financial vices firms. They commonly lack the "on-the-ground" real estate pertise that our global market presence provides.

e are compensated for our services through a combination of recurring visory fees that are asset-based, together with incentive fees based on derlying investment return to our clients, which are generally recognized en agreed upon events or milestones are reached, and equity earnings lized at the exit of individual investments within funds. We have been ccessful in transitioning the mix of our fees for this business to the more nuity revenue category of advisory fees. We also have increasingly been eking to form alliances with distributors of real estate investment funds retail clients where we provide the real estate investment expertise. 2006, these funds, which exist in all three global regions, attracted proximately $800 million in investments, bringing the total we have ocated to these funds to approximately $2.6 billion. Additionally, our engthened balance sheet and continued cash generation position us for pansion in co-investment activity, which we believe will accelerate our owth in assets under management.

CAL MARKET SERVICES

e services we offer to real estate investors in local markets around the orld range from client-critical best practice process services (such as operty management) to sophisticated and complex transactional services uch as leasing) that maximize real estate values. The skill set required to icceed in this environment includes financial knowledge coupled with e delivery of market and property operating organizations, ongoing chnology investment and strong cash controls as the business is a duciary for client funds. The revenue streams associated with process ervices have annuity characteristics and tend to be less impacted by nderlying economic conditions. The revenue stream associated with the phisticated and complex transactional services is generally transaction-pecific and conditioned upon the successful completion of the transaction. Ve compete in this area with traditional real estate and property firms. Ve differentiate ourselves on the basis of qualities such as our local presence ligned with our global platform, our research capability, our technology latform and our ability to innovate by way of new products and services.

CAPITAL MARKETS AND REAL ESTATE INVESTMENT BANKING

Our capital markets product offerings include institutional property sales and acquisitions, real estate financings, private equity placements, portfolio advisory activities, and corporate finance advice and execution. As more and more real estate assets are marketed internationally, and as a growing number of clients are investing outside their home markets, our Capital Markets Services teams combine local market knowledge with our access to global capital sources to provide clients with superior execution in raising capital for their real estate assets. Capital Markets Services units are typically compensated on the basis of the value of transactions completed or securities placed. In certain circumstances, we receive retainer fees for portfolio advisory services. By researching, developing and introducing innovative new financial products and strategies, Capital Markets Services is integral to the business development efforts of our other businesses.

Real Estate Investment Banking Services includes sourcing capital, both in the form of equity and debt, derivatives structuring and other traditional investment banking services designed to assist corporate clients in maximizing the value of their real estate. Our investment banking services require client relationship skills and consulting capabilities as we act as our client's trusted advisor. The level of demand for these services is impacted by general economic conditions. Our fee structure is generally transaction-specific and conditioned upon the successful completion of the transaction. We compete with consulting and investment banking firms for corporate finance and capital markets transactions. We differentiate ourselves on the basis of qualities such as our global platform, our research capability, our technology platform and our ability to innovate as demonstrated through the creation of new products and services.

Because of the success we have had with our capital markets business, particularly in Europe and also with our global Hotels business, and because we expect the trans-border flow of real estate investments to remain strong, we are focused on enhancing our ability to provide capital markets services in an increasingly global fashion. This success leverages our regional market knowledge for clients who seek to benefit from a truly global capital markets platform.

OCCUPIER SERVICES

Our occupier services product offerings have leveraged our local market real estate services into best practice operations and process capabilities that we offer to corporate clients. The value added for these clients is the transformation of their real estate assets into an integral part of their core business strategies, delivered at more effective cost. The Firm's client relationship focus drives our business success, as delivery of one product successfully sells the next and subsequent services. The skill set required to succeed in this environment includes financial and project management, and for some products, more technical skills such as engineering. We compete in this area with traditional real estate and property firms.

PART TWO

We differentiate ourselves on the basis of qualities that include our integrated global platform, our research capability, our technology platform and our ability to innovate through best practice products and services. Our strong strategic focus also provides a highly effective point of differentiation from our competitors. We have seen the demand for coordinated multi-national occupier services by global corporations increase, and we expect this trend to continue as these businesses refocus on core competencies. Consequently, we are focused on continuing to enhance our ability to deliver our services across all geographies globally in a seamless and coordinated fashion that best leverages our expertise for our clients' benefit.

Summary of Critical Accounting Policies and Estimates

An understanding of our accounting policies is necessary for a complete analysis of our results, financial position, liquidity and trends. The preparation of our financial statements requires management to make certain critical accounting estimates that impact the stated amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. These accounting estimates are based on management's judgment and are considered to be critical because of their significance to the financial statements and the possibility that future events may differ from current judgments, or that the use of different assumptions could result in materially different estimates. We review these estimates on a periodic basis to ensure reasonableness. Although actual amounts likely differ from such estimated amounts, we believe such differences are not likely to be material.

REVENUE RECOGNITION

The SEC's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), as amended by SAB 104, provides guidance on the application of U.S. generally accepted accounting principles ("U.S. GAAP") to selected revenue recognition issues. Additionally, EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"), provides guidance on the application of U.S. GAAP to revenue transactions with multiple deliverables.

We categorize our revenue as advisory and management fees, transaction commissions, incentive fees, project and development management fees and construction management fees. We recognize advisory and management fees related to property management services, valuation services, corporate property services, strategic consulting and money management as income in the period in which we perform the related services. We recognize transaction commissions related to agency leasing services, capital markets services and tenant representation services as income when we provide the related service unless future contingencies exist. If future contingencies exist, we defer recognition of revenue until the respective contingencies have been satisfied. Incentive fees are recognized based on the performance of underlying funds' investments and the contractual benchmarks, formulas and timing of the measurement period with clients. Project and development management fees and construction management fees are recognized applying the "percentage of completion" method of accounting. We use the efforts expended method to determine the extent of progress towa completion for project and development management fees and costs incurred to total estimated costs for construction management fees.

Certain contractual arrangements for services provide for the delivery multiple services. We evaluate revenue recognition for each service to rendered under these arrangements using criteria set forth in EITF 00- For services that meet the separability criteria, revenue is recognized separately. For services that do not meet those criteria, revenue is reco nized on a combined basis.

We follow the guidance of EITF Issue No. 01-14, "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred" ("EITF 01-14"). Accordingly, we have recorded the reimbursements as revenues in the income statement, as opposed to being shown as a reduction of expenses.

In certain of our businesses, primarily those involving management servi we are reimbursed by our clients for expenses incurred on their behalf. The treatment of reimbursable expenses for financial reporting purpose based upon the fee structure of the underlying contracts. We follow the guidance of EITF Issue No. 99-19, "Reporting Revenue Gross as a Princi versus Net as an Agent" ("EITF 99-19"), when accounting for reimbursa personnel and other costs. A contract that provides a fixed fee billing, fu inclusive of all personnel or other recoverable expenses incurred but no separately scheduled, is reported on a gross basis. When accounting on gross basis, our reported revenues include the full billing to our client a our reported expenses include all costs associated with the client.

We account for a contract on a net basis when the fee structure is compris of at least two distinct elements, namely a fixed management fee and a separate component that allows for scheduled reimbursable personnel o other expenses to be billed directly to the client. When accounting on a net basis, we include the fixed management fee in reported revenues an net the reimbursement against expenses.

We base this characterization on the following factors, which define us a an agent rather than a principal:

- The property owner, with ultimate approval rights relating to the employment and compensation of on-site personnel, and bearing all o the economic costs of such personnel, is determined to be the primary obligor in the arrangement;
- Reimbursement to Jones Lang LaSalle is generally completed simultaneously with payment of payroll or soon thereafter;
- Because the property owner is contractually obligated to fund all operating costs of the property from existing cash flow or direct funding from its building operating account, Jones Lang LaSalle bears little or no credit risk; and
- Jones Lang LaSalle generally earns no margin in the reimbursement aspect of the arrangement, obtaining reimbursement only for actual costs incurred.

st of our service contracts utilize the latter structure and are accounted on a net basis. We have always presented the above reimbursable contract ts on a net basis in accordance with U.S. GAAP. Such costs aggregated roximately $746 million, $549 million and $430 million in 2006, 2005 2004, respectively. This treatment has no impact on operating ome, net income or cash flows.

OWANCE FOR UNCOLLECTIBLE ACCOUNTS RECEIVABLE

estimate the allowance necessary to provide for uncollectible accounts eivable. This estimate includes specific accounts for which payment become unlikely. We also base this estimate on historical experience, nbined with a careful review of current developments and with a ong focus on credit quality. The process by which we calculate the owance begins in the individual business units where specific problem ounts are identified and reserved as part of an overall reserve that is mulaic and driven by the age profile of the receivables. These allowances then reviewed on a quarterly basis by regional and global management ensure they are appropriate. As part of this review, we develop a range of tential allowances on a consistent formulaic basis. We would normally pect that the allowance would fall within this range. Our allowance for collectible accounts receivable as determined under this methodology was .8 million and $5.6 million at December 31, 2006 and 2005, respectively.

er the past several years we have placed considerable focus on working pital management and, in particular, collecting our receivables in a ore timely manner. Our bad debt expense as a percentage of revenues has en reduced as we have been successful in working capital management d collecting receivables more timely. Bad debt expense was $3.6 million, .2 million and $3.8 million for the years ended December 31, 2006, 2005 d 2004, respectively. Bad debt expense recorded for 2004 includes the tlement of a disputed receivable in Europe in which a settlement expense $0.7 million was incurred in the second quarter, as well as a $1.6 million arge in the fourth quarter related to a single counterparty attempting to negotiate a contractual fee from an Investment Management transaction. ith the exception of these two specific significant events, bad debt pense was less than two-tenths of one percent of total revenues in each ar from 2004 to 2006. Considering our growth in revenues and receivables er the last several years, we believe this level of bad debt expense flects effective efforts in working capital management.

VESTMENTS IN REAL ESTATE VENTURES

'e invest in certain real estate ventures that own and operate commercial al estate. Typically, these are co-investments in funds that our nvestment Management business establishes in the ordinary course of usiness for its clients. These investments include non-controlling wnership interests generally ranging from less than 1% to 48.72% (and p to 48.78% as of January 2007) of the respective ventures. We apply the rovisions of the following guidance when accounting for these interests:

- FASB Interpretation No. 46 (revised), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN 46R")
- EITF Issue No. 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" ("EITF 04-5")
- AICPA Statement of Position 78-9, "Accounting for Investments in Real Estate Ventures" as amended by FASB Staff Position No. SOP 78-9-a ("SOP 78-9-a")
- Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock" ("APB 18")
- EITF Topic No. D-46, "Accounting for Limited Partnership Investments" ("EITF D-46")

The application of such guidance generally results in accounting for these interests under the equity method in the accompanying consolidated financial statements due to the nature of our non-controlling ownership in the ventures.

For real estate limited partnerships in which the Company is a general partner, we apply the guidance set forth in FIN 46R, EITF 04-5 and SOP 78-9-a in evaluating the control the Company has over the limited partnership. These entities are generally well-capitalized and grant the limited partners important rights, such as the right to replace the general partner without cause, to dissolve or liquidate the partnership, to approve the sale or refinancing of the principal partnership assets, or to approve the acquisition of principal partnership assets. We account for such general partner interests under the equity method.

For real estate limited partnerships in which the Company is a limited partner, the Company is a co-investment partner, and based on applying the guidance set forth in FIN 46R and SOP 78-9-a, has concluded that it does not have a controlling interest in the limited partnership. When we have an asset advisory contract with the real estate limited partnership, the combination of our limited partner interest and the advisory agreement provides us with significant influence over the real estate limited partnership venture. Accordingly, we account for such investments under the equity method. When the Company does not have an asset advisory contract with the limited partnership, but only has a limited partner interest without significant influence, and our interest in the partnership is considered "minor" under EITF D-46 (namely, not more than 3 to 5 percent), we account for such investments under the cost method.

For investments in real estate ventures accounted for under the equity method, we maintain an investment account, which is increased by contributions made and by our share of net income of the real estate ventures, and decreased by distributions received and by our share of net losses of the real estate ventures. Our share of each real estate venture's net income or loss, including gains and losses from capital transactions, is reflected in our consolidated statement of earnings as "Equity in earnings (losses) from real estate ventures." For investments in real estate ventures accounted for under the cost method, our investment account is increased by contributions made and decreased by distributions representing return of capital.

PART TWO

ASSET IMPAIRMENTS

Within the balances of property and equipment used in our business, we have computer equipment and software; leasehold improvements; furniture, fixtures and equipment; and automobiles. The largest assets on our balance sheet are goodwill and other intangibles resulting from a series of acquisitions and one substantial merger. We also invest in certain real estate ventures that own and operate commercial real estate. Typically, these are co-investments in funds that our Investment Management business establishes in the ordinary course of business for its clients. These investments include non-controlling ownership interests generally ranging from less than 1% to 48.72% of the respective ventures. We generally account for these interests under the equity method of accounting in the accompanying Consolidated Financial Statements due to the nature of our non-controlling ownership.

- Property and Equipment—We apply Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), to recognize and measure impairment of property and equipment owned or under capital lease. We review property and equipment for impairment whenever events or changes in circumstances indicate that the carrying value of an asset group may not be recoverable. If impairment exists due to the inability to recover the carrying value of an asset group, we record an impairment loss to the extent that the carrying value exceeds the estimated fair value. We did not recognize an impairment loss related to property and equipment in 2006, 2005 or 2004.
- Goodwill and Other Intangible Assets—We apply SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), when accounting for goodwill and other intangible assets. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives not be amortized, but instead evaluated for impairment at least annually. To accomplish this annual evaluation, we determine the carrying value of each reporting unit by assigning assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of evaluation. Under SFAS 142, we define reporting units as Investment Management, Americas IOS, Australia IOS, Asia IOS, and by country groupings in Europe IOS. We then determine the fair value of each reporting unit on the basis of a discounted cash flow methodology and compare it to the reporting unit's carrying value. The result of the 2006, 2005 and 2004 evaluations was that the fair value of each reporting unit exceeded its carrying amount, and therefore we did not recognize an impairment loss in any of those years.
- Investments in Real Estate Ventures—We apply the provisions of APB 18, SEC Staff Accounting Bulletin Topic 5-M, "Other Than Temporary Impairment Of Certain Investments In Debt And Equity Securities" ("SAB 59"), and SFAS 144 when evaluating investments in real estate ventures for impairment, including impairment evaluations of the individual assets underlying our investments. We review investments in real estate ventures on a quarterly basis for indications of whether the carrying value of the real estate assets underlying our investments in real estate ventures may not be recoverable. The review of recoverabi is based on an estimate of the future undiscounted cash flows expecte be generated by the underlying assets. When an "other than tempora impairment has been identified related to a real estate asset underlyi one of our investments in ventures, we use a discounted cash flow approach to determine the fair value of the asset in computing the amo of the impairment. We then record the portion of the impairment lo related to our investment in the reporting period.

There were no impairment charges in equity earnings in 2006. There w $1.8 million of such impairment charges to equity earnings in 2005, representing our equity share of the impairment charges against individ assets held by these ventures. There were $1.1 million of such charges t equity earnings in 2004.

Additionally, since the 2001 closing of our Land Investment Group and sale of our Development Group, we have recorded net impairment char related to investments originated by these groups to restructuring expense. There were $0.7 million and $0.4 million of net credits to restructuring expense in 2006 and 2005, respectively, related to cash received from sales of land previously written down to a net book value $0 in the Land Investment Group. There were $0.6 million of net charg in 2004 related to the partial liquidation of two Land Investment Group assets, the writedown of a third Land Investment Group asset and the liquidation of our final Development Group investment. These restructuri charges are also discussed in the Land Investment and Development Gro section in Note 4 of the Notes to Consolidated Financial Statements.

INCOME TAXES

We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statemen carrying amounts of existing assets and liabilities and their respective ta bases and operating loss and tax credit carryforwards. Deferred tax asse and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Because of the global and cross border nature of our business, our corporate tax position is complex. We generally provide for taxes in eac tax jurisdiction in which we operate based on local tax regulations and rules. Such taxes are provided on net earnings and include the provision of taxes on substantively all differences between financial statement amounts and amounts used in tax returns, excluding certain non-deductib items and permanent differences.

global effective tax rate is sensitive to the complexity of our operations vell as to changes in the mix of our geographic profitability, as local utory tax rates range from 10% to 42% in the countries in which we e significant operations. We evaluate our estimated effective tax rate a quarterly basis to reflect forecast changes in:

) Our geographic mix of income;

) Legislative actions on statutory tax rates;

i) The impact of tax planning to reduce losses in jurisdictions where we cannot recognize the tax benefit of those losses; and

v) Tax planning for jurisdictions affected by double taxation.

continuously seek to develop and implement potential strategies and/or ions that would reduce our overall effective tax rate. We reflect the efit from tax planning actions when we believe it is probable that they l be successful, which usually requires that certain actions have been iated. We provide for the effects of income taxes on interim financial ements based on our estimate of the effective tax rate for the full year.

achieved an effective tax rate of 26.7% in 2006 and 25.9% in 2005, which ected our continued disciplined management of the global tax position.

ed on our historical experience and future business plans, we do not expect epatriate our foreign source earnings to the United States. As a result, have not provided deferred taxes on such earnings or the difference ween tax rates in the United States and the various international isdictions where such amounts were earned. Further, there are various itations on our ability to utilize foreign tax credits on such earnings en repatriated. As such, we may incur taxes in the United States upon atriation without credits for foreign taxes paid on such earnings.

e have established valuation allowances against deferred tax assets where ected future taxable income does not support their probable realization. e formally assess the likelihood of being able to utilize current tax losses the future on a country-by-country basis, with the determination of h quarter's income tax provision; and we establish or increase valuation owances upon specific indications that the carrying value of a tax asset y not be recoverable, or alternatively we reduce valuation allowances on specific indications that the carrying value of the tax asset is more ely than not recoverable or upon the implementation of tax planning ategies allowing an asset previously determined not realizable to be ewed as realizable. The table below summarizes certain information garding the gross deferred tax assets and valuation allowance for the st three years ($ in millions):

			DECEMBER 31,
	2006	2005	2004
oss deferred tax assets	$ 108.9	115.1	95.0
aluation allowance	2.4	5.3	9.3

The decrease in gross deferred tax assets from 2005 to 2006 was the result of the usage of net operating loss carryforwards in 2006, with much of that decrease being offset by the growth in expense accruals not yet deductible. The increase in gross deferred tax assets from 2004 to 2005 was the result of growth in expense accruals not yet deductible, and in U.S. federal and state loss carryforwards.

We evaluate our segment operating performance before tax, and do not consider it meaningful to allocate tax by segment. Estimations and judgments relevant to the determination of tax expense, assets and liabilities require analysis of the tax environment and the future profitability, for tax purposes, of local statutory legal entities rather than business segments. Our statutory legal entity structure generally does not mirror the way that we organize, manage and report our business operations. For example, the same legal entity may include both Investment Management and IOS businesses in a particular country.

INCENTIVE COMPENSATION

An important part of our overall compensation package is incentive compensation, which we typically pay to our employees in the first quarter of the year after it is earned. Certain employees receive a portion of their annual incentive compensation in the form of restricted stock units of our common stock under programs in which the restricted units vest over periods of up to 64 months from the date of grant. Under each program, we amortize related compensation cost to expense over the service period.

The most significant of these programs under which restricted stock units are granted is the stock ownership program. Incentive compensation deferred under the stock ownership program is enhanced by 25 percent when determining the value of restricted stock units to be granted. These restricted units vest in two parts: 50% at 18 months and 50% at 30 months, in each case from the date of grant (namely, vesting periods start in January of the year following that for which the bonus was earned). The service period over which the related compensation cost is amortized to expense consists of the 12 months of the year to which payment of the restricted stock relates, plus the periods over which the stock vests. Given that we do not finalize individual incentive compensation awards until after year-end, we must estimate the portions of the overall incentive compensation pools that will qualify for these programs. Estimations factor in the performance of the Company and individual business units, together with the target bonuses for qualified individuals.

PART TWO

We determine, announce and pay incentive compensation in the first quarter of the year following that to which the incentive compensation relates, at which point we true-up the estimated stock ownership program deferral and related amortization. The table below sets forth certain information regarding the stock ownership program ($ in millions, except employee data):

		YEAR ENDED DECEMBER 31,		
		2006	2005	2004
Number of employees qualified for the restricted stock programs		1,200	1,000	800
Deferral of compensation under the stock ownership program	$	(28.8)	(23.1)	(18.4)
Enhancement of deferred compensation		(7.2)	(5.8)	(4.4)
Decrease to deferred compensation in the first quarter of the following year		N/A	0.3	0.9
Total deferred compensation	$	(36.0)	(28.6)	(21.9)
Compensation expense recognized with regard to the current year stock ownership program	$	11.3	10.1	8.2
Compensation expense recognized with regard to prior year stock ownership programs		15.8	9.6	7.1
Total stock ownership program compensation expense	$	27.1	19.7	15.3

SELF-INSURANCE PROGRAMS

In our Americas business, and in common with many other American companies, we have chosen to retain certain risks regarding health insurance and workers' compensation rather than purchase third-party insurance. Estimating our exposure to such risks involves subjective judgments about future developments. We engage the services of an independent actuary on an annual basis to assist us in quantifying our potential exposure. Additionally, we supplement our traditional global insurance program by the use of a captive insurance company to provide professional indemnity and employment practices insurance on a "claims made" basis. As professional indemnity claims can be complex and take a number of years to resolve, we are required to estimate the ultimate cost of claims.

- Health Insurance—We self-insure our health benefits for all U.S.-based employees, although we purchase stop loss coverage on an annual basis to limit our exposure. We self-insure because we believe that on the basis of our historic claims experience, the demographics of our workforce and trends in the health insurance industry, we incur reduced expense by self-insuring our health benefits as opposed to purchasing health insurance through a third party. We engage an actuary who specializ in health insurance to estimate our likely full-year cost at the beginn of the year and expense this cost on a straight-line basis throughout year. In the fourth quarter, we employ the same actuary to estimate t required reserve for unpaid health costs we would need at year-end.

  Given the nature of medical claims, it may take up to 24 months for claims to be processed and recorded. The reserve balance for the 200 program is $6.9 million at December 31, 2006.

  The table below sets out certain information related to the cost of th health insurance program for the years ended December 31, 2006, 20 and 2004 ($ in millions):

		2006	2005	20
Expense to company	$	11.6	7.9	7
Employee contributions		3.7	2.6	1
Adjustment to prior year reserve		(0.3)	(0.5)	(0
Total program cost	$	15.0	10.0	8

- Workers' Compensation Insurance—Given our belief, based on histor experience, that our workforce has experienced lower costs than is nor for our industry, we have been self-insured for workers' compensatio insurance for a number of years. We purchase stop loss coverage to li our exposure to large, individual claims. On a periodic basis we accru using various state rates based on job classifications. On an annual ba in the third quarter, we engage an independent actuary who specializ in workers' compensation to estimate our exposure based on actual experience. Given the significant judgmental issues involved in this evaluation, the actuary provides us a range of potential exposure and reserve within that range. We accrue the estimated adjustment to reven for the differences between the actuarial estimate and our reserve on periodic basis. The credits taken to revenue for the years ended December 31, 2006, 2005 and 2004 were $3.0 million, $3.7 million an $3.6 million, respectively.

  The table below sets out the range and our actual reserve for the past three years ($ in millions):

		MAXIMUM RESERVE	MINIMUM RESERVE	ACTUA RESERV
December 31, 2006	$	8.4	7.8	8.
December 31, 2005		7.6	7.0	7.
December 31, 2004		6.8	6.2	6.

iven the uncertain nature of claim reporting and settlement patterns sociated with workers' compensation insurance, we have accrued at e higher end of the range.

aptive Insurance Company—In order to better manage our global surance program and support our risk management efforts, we upplement our traditional insurance program by the use of a wholly-wned captive insurance company to provide professional indemnity and mployment practices liability insurance coverage on a "claims made" asis. The level of risk retained by our captive is up to $2.5 million per aim (dependent upon location) and up to $12.5 million in the aggregate.

rofessional indemnity insurance claims can be complex and take a umber of years to resolve. Within our captive insurance company, we stimate the ultimate cost of these claims by way of specific claim eserves developed through periodic reviews of the circumstances of ndividual claims, as well as reserves against current year exposures on ne basis of our historic loss ratio. The increase in the level of risk etained by the captive means we would expect that the amount and the olatility of our estimate of reserves will be increased over time. With espect to the consolidated financial statements, when a potential loss vent occurs, management estimates the ultimate cost of the claims and ccrues the related cost in accordance with SFAS No. 5, "Accounting for Contingencies" ("SFAS 5").

The table below provides details of the year-end reserves, which can elate to multiple years, that we have established as of ($ in millions):

	RESERVE AT YEAR-END
December 31, 2006	$ 7.9
December 31, 2005	10.9
December 31, 2004	6.7

ew Accounting Standards

COUNTING FOR UNCERTAINTY IN INCOME TAXES

June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in come Taxes." FIN 48 clarifies the accounting for uncertainty in income xes recognized in accordance with SFAS 109, "Accounting for Income axes." The evaluation of a tax position in accordance with FIN 48 is a vo-step process. First, the Company determines whether it is more likely an not that a tax position will be sustained upon examination based on e technical merits of the position. Second, a tax position that meets the ore-likely-than-not threshold is measured to determine the amount of enefit to recognize in the financial statements. The tax position is easured at the largest amount of benefit that is greater than 50 percent kely of being realized upon ultimate settlement. Tax positions that reviously failed to meet the more-likely-than-not recognition threshold hould be recognized in the first subsequent reporting period in which he threshold is met. Previously recognized tax positions that no longer eet the more-likely-than-not recognition threshold should be derecognized n the first subsequent reporting period in which the threshold is no longer iet. The Company is required to apply the guidance of FIN 48 beginning anuary 1, 2007. Management believes that the application of FIN 48 will ot have a material impact on our consolidated financial statements.

FAIR VALUE MEASUREMENTS

In September 2006, the FASB issued SFAS 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies to accounting pronouncements that require or permit fair value measurements, except for share-based payment transactions under SFAS 123R. The Company is required to apply the guidance of SFAS 157 beginning January 1, 2008. Management has not yet determined what impact the application of SFAS 157 will have on our consolidated financial statements.

ACCOUNTING FOR DEFINED BENEFIT PENSION AND OTHER POSTRETIREMENT PLANS

In September 2006, the FASB issued SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." SFAS 158 does not change the basic approach to measuring plan assets, benefit obligations, or annual net periodic benefit cost in accordance with SFAS 87, "Employers' Accounting for Pensions," but requires recognition on the balance sheet of the funded status of a defined benefit postretirement plan as an asset or liability, with changes in the funded status recognized in comprehensive income. The Company is required to apply the guidance of SFAS 158 in preparation of our consolidated financial statements for the year ended December 31, 2006. See Note 8 of Notes to Consolidated Financial Statements for detail of the increase to pension benefits liability and reduction in accumulated other comprehensive income as of December 31, 2006 resulting from the application of SFAS 158.

THE EFFECT OF PRIOR YEAR ERRORS ON CURRENT YEAR MATERIALITY EVALUATIONS

In September 2006, the SEC Staff issued SAB 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB 108 requires SEC registrants to consider the effect of all carry over and reversing effects of uncorrected errors in previous years when quantifying errors in current year financial statements. The Company is required to apply the guidance of SAB 108 in preparation of our consolidated financial statements for the year ended December 31, 2006. The application of SAB 108 has resulted in no adjustment to our consolidated financial statements as of or for the year ended December 31, 2006.

Items Affecting Comparability

RESTRUCTURING CHARGES (CREDITS)

For the years ended December 31, 2006, 2005 and 2004, net restructuring charges (credits) totaled $(0.7) million, $1.4 million and $5.3 million, respectively. See Note 4 of the Notes to Consolidated Financial Statements for more information regarding restructuring charges (credits).

PART TWO

LASALLE INVESTMENT MANAGEMENT REVENUES

Our money management business is in part compensated through the receipt of incentive fees where performance of underlying funds' investments exceeds agreed-to benchmark levels. Depending upon performance and the contractual timing of measurement periods with clients, these fees can be significant and vary substantially from period to period. In 2006, the Firm recognized a gross incentive fee of $112.5 million from a single client. The fee, determined from an independent third-party valuation of the related portfolio, was larger than usual due to the eight-year contractual measurement period, as well as outstanding performance execution by the Firm.

"Equity in earnings (losses) from real estate ventures" may also vary substantially from period to period for a variety of reasons, including as a result of: (i) impairment charges, (ii) realized gains on asset dispositions, or (iii) incentive fees recorded as equity earnings. The timing of recognition of these items may impact comparability between quarters, in any one year, or compared to a prior year.

The comparability of these items can be seen in Note 3 of the Notes to Consolidated Financial Statements and is discussed further in Segment Operating Results included herein.

FOREIGN CURRENCY

We conduct business using a variety of currencies, but report our results in U.S. dollars, as a result of which our reported results may be positively or negatively impacted by the volatility of currencies against the U.S. dollar. This volatility can make it more difficult to perform period-to-period comparisons of the reported U.S. dollar results of operations, as such results demonstrate a growth rate that might not have been consistent with the real underlying growth rate in the local operations. As a result, we provide information about the impact of foreign currencies in the period-to-period comparisons of the reported results of operations in our discussion and analysis of financial condition in the Results of Operations section below.

Market and Other Risk Factors

MARKET RISK

The principal market risks (namely, the risk of loss arising from adverse changes in market rates and prices) to which we are exposed are:

- Interest rates on our multi-currency credit facility; and
- Foreign exchange risks

In the normal course of business, we manage these risks through a variety of strategies, including the use of hedging transactions using various derivative financial instruments such as foreign currency forward contracts. We enter into derivative instruments with high credit quality counterparties and diversify our positions across such counterparties in order to reduce our exposure to credit losses. We do not enter into derivative transactions for trading or speculative purposes.

INTEREST RATES

We centrally manage our debt, considering investment opportunities a risks, tax consequences and overall financing strategies. We are prima exposed to interest rate risk on our revolving multi-currency credit fac that is available for working capital, investments, capital expenditures acquisitions. Our average outstanding borrowings under the revolving credit facility were $205.2 million during 2006, and the effective intere rate on that facility was 5.1%. As of December 31, 2006, we had $32.4 mil outstanding under the revolving credit facility. This facility bears a vari rate of interest based on market rates. The interest rate risk managem objective is to limit the impact of interest rate changes on earnings an cash flows and to lower the overall borrowing costs. To achieve this object in the past we have entered into derivative financial instruments such a interest rate swap agreements when appropriate and may do so in the future. We entered into no such agreements in the years ended December 31, 2006 and 2005, and we had no such agreements outstand at December 31, 2006.

The effective interest rate on our debt was 5.1% in 2006, compared to 3.9% in 2005. The increase in the effective interest rate is primarily due higher interest rates during 2006 compared with 2005. A 50 basis point increase in the effective interest rate on the revolving credit facility wo have increased our net interest expense by $1.0 million during 2006 an by $0.5 million during 2005, the increase resulting from higher average borrowings during 2006 compared with 2005.

FOREIGN EXCHANGE

Foreign exchange risk is the risk that we will incur economic losses due adverse changes in foreign currency exchange rates. Currently, our revenu outside of the United States totaled 55% of our total revenues in 2006 a 61% in 2005. Operating in international markets means that we are exposed to movements in foreign exchange rates, primarily related to th British pound (17% of 2006 revenues and 20% of 2005 revenues) and th euro (17% of 2006 and 16% of 2005 revenues).

We mitigate our foreign currency exchange rate risk principally by establishing local operations in the markets we serve and invoicing customers in the same currency as the source of the costs. The British pound expenses incurred as a result of our European region headquarte being located in London act as a partial operational hedge against our revenue exposure to British pounds.

We enter into forward foreign currency exchange contracts to manage currency risks associated with intercompany loan balances. At Decembe 31, 2006, we had forward exchange contracts in effect with a gross notional value of $379.3 million ($357.3 million on a net basis) with a market and carrying loss of $0.2 million. This carrying loss is offset by a carrying gain in associated intercompany loans such that the net impact to earnings is not significant.

T TWO

SONALITY

revenues and profits tend to be significantly higher in the third and rth quarters of each year than in the first two quarters. This is a result general focus in the real estate industry on completing or documenting nsactions by calendar-year-end and the fact that certain expenses are stant through the year. Historically, we have reported an operating or a relatively small profit in the first quarter and then increasingly er profits during each of the following three quarters, excluding the ognition of investment-generated performance fees and co-investment ity gains (both of which can be particularly unpredictable). Such formance fees and co-investment equity gains are generally earned when ts are sold, the timing of which is geared toward the benefit of our clients. n-variable operating expenses, which are treated as expenses when they incurred during the year, are relatively constant on a quarterly basis.

sults of Operations

operate in a variety of currencies, but report our results in U.S. dollars, ich means that our reported results may be positively or negatively pacted by the volatility of those currencies against the U.S. dollar. This atility means that the reported U.S. dollar revenues and expenses monstrate apparent growth rates between years that may not be consistent h the real underlying growth rates in the local operations. In order to ovide more meaningful year-to-year comparisons of the reported ults, we have included detail of the movements in certain reported es of the Consolidated Statement of Earnings ($ in millions) in both S. dollars and in local currencies in the tables throughout this section.

LASSIFICATIONS

rtain prior year amounts have been reclassified to conform to the rrent presentation.

ring the third quarter of 2005, we reclassified certain charges (credits) esented within "restructuring charges (credits)" in prior quarters for lusion within "compensation and benefits" or "operating, administrative d other" expenses. Such reclassifications had no impact on consolidated al operating expenses or operating income.

e report 'equity in earnings from real estate ventures' in the consolidated tement of earnings after 'operating income.' However, for segment porting we reflect 'equity in earnings from real estate ventures' within tal revenue.' See Note 3 of the Notes to Consolidated Financial atements for 'equity earnings (losses)' reflected within segment revenues, well as discussion of how the chief operating decision maker (as defined Note 3) measures segment results with 'equity earnings (losses)' cluded in segment revenues.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

	2006	2005	INCREASE (DECREASE)	% CHANGE IN U.S. DOLLARS	% CHANGE IN LOCAL CURRENCIES
Total revenue	$ 2,013.6	$ 1,390.6	$ 623.0	45%	43%
Compensation & benefits	1,313.3	902.7	410.6	45%	44%
Operating, administrative & other	408.0	320.9	87.1	27%	26%
Depreciation & amortization	48.9	33.8	15.1	45%	44%
Restructuring	(0.7)	1.4	(2.1)	n.m.	n.m.
Total operating expenses	1,769.5	1,258.8	510.7	41%	39%
Operating income	$ 244.1	$ 131.8	$ 112.3	85%	78%

(n.m. - not meaningful)

REVENUE

Revenues for the year ended 2006 were $2.01 billion, an increase of 45% from the prior year that resulted from growth in all operating segments. Included in the Firm's 2006 full-year results was an incentive fee from a single client of $112.5 million at a 41% operating income margin.

See Segment Operating Results below for additional discussion of revenues.

OPERATING EXPENSES

Operating expenses were $1.77 billion in 2006 and $1.26 billion in 2005, an increase of approximately 41% in U.S. dollars and 39% in local currencies from the prior year. The increase in operating expenses was driven by significant additions in global Capital Markets and Leasing broker teams, additional client-service staff, and by the expansion of offices to support the global business platform. Also contributing to the increase were the operations added through five strategic acquisitions, including Spaulding & Slye in the Americas, which closed in January 2006. Higher incentive compensation costs related to the strong revenue and profit performance contributed to the increase, as well.

OPERATING INCOME

Operating income for the year ended 2006 was $244.1 million, compared to $131.8 million in the prior year, an increase of 85%. From 2005 to 2006, revenue increased $623.0 million while operating expenses increased $510.7 million. The increase in operating margin resulted from operating, administrative and other costs increasing at a lower rate than revenues when compared to the prior year (27% compared to 45%), a significant portion of which was achieved as a result of the $112.5 million incentive fee noted above.

PART TWO

INTEREST EXPENSE

Interest expense of $14.3 million for the 2006 full year was higher than the $4.0 million for 2005 due to higher debt balances throughout the year compared with 2005. The higher debt balances during the year resulted from acquisition spending totaling $191.7 million, share repurchases of $64.8 million, including $35.1 million in the fourth quarter, and net co-investment funding of $44.3 million in connection with growth in the Firm's investment management business. Despite these significant cash uses, the Firm had no net debt (i.e., cash and cash equivalents exceeded short-term borrowings and borrowings under credit facilities) at year end.

PROVISION FOR INCOME TAXES

The provision for income taxes was $63.8 million in 2006 as compared to $36.2 million in 2005. The increase in the tax provision is primarily due to improved business performance. The effective tax rate was 26.7% in 2006 as compared to 25.9% in 2005. See Note 9 of the Notes to Consolidated Financial Statements for a further discussion of our effective tax rate.

NET INCOME

Net income of $176.4 million for 2006 represented an increase of 70% over the prior year's net income of $103.7 million. The increase was driven by growth in all operating segments, part of which was due to the $112.5 million incentive fee at a 41% operating income margin described above.

SEGMENT OPERATING RESULTS

We manage and report our operations as four business segments:

(i) Investment Management, which offers money management services on a global basis, and

The three geographic regions of Investor and Occupier Services ("IOS"):

(ii) Americas,

(iii) Europe, Middle East and Africa ("EMEA") and

(iv) Asia Pacific.

The Investment Management segment provides money management services to institutional investors and high-net-worth individuals. Each geographic region offers our full range of Investor Services, Capital Markets and Occupier Services. The IOS business consists primarily of tenant representation and agency leasing, capital markets, real estate investment banking and valuation services (collectively "implementation services"); and property management, facilities management, and project and development services (collectively "management services").

We have not allocated restructuring charges to the business segments for segment reporting purposes and therefore these costs are not included in the discussions below. Also, for segment reporting we continue to show equity in earnings from real estate ventures within our revenue line, especially since it is a very integral part of our Investment Management segment.

AMERICAS—INVESTOR AND OCCUPIER SERVICES

	2006	2005	INCREASE	% CHAN
Revenue	$ 625.4	$ 435.3	$ 190.1	44
Operating expense	559.8	385.0	174.8	45
Operating income	$ 65.6	$ 50.3	$ 15.3	30

The Americas region continued its momentum through the end of the year. Revenue for the full year 2006 was $625.4 million, an increase of 44% over the prior year, and fourth-quarter revenue was $227 million, an increase of 38%. Compared with 2005, Transaction Services revenu increased 57% for the full year and 45% for the quarter while Management Services grew 31% for the year and 27% for the quarter.

The current year's strong performance benefited from growth in both t Markets group, whose focus is to maximize the Firm's competitive positi in key local markets, and the Accounts organization, whose focus is on delivering services and strategic advice to corporate clients. Revenue in the Markets and Accounts groups increased by a combined 47% for the full year compared with the prior year. The Spaulding & Slye acquisitio had a significant impact on year-over-year revenue growth in both Markets and Accounts. Strong performance in Capital Markets also contributed to the annual year-over-year revenue growth with a 74% increase over the previous year. Revenue in the Firm's Americas Hotels business was up 46% in 2006 compared with the prior year as a result o the business' strong position in a healthy industry environment.

Total operating expenses increased 45% for the full year and 43% for th quarter compared with 2005. The increase in operating expenses result from significant additions to the local market teams and from operatio added through the Spaulding & Slye acquisition. In addition, incentive compensation expenses increased as a result of the growth in both reven generating activities and profit performance.

EMEA—INVESTOR AND OCCUPIER SERVICES

	2006	2005	INCREASE	% CHANGE IN U.S. DOLLARS	% CHANG IN LOCA CURRENCIE
Revenue	$ 679.3	$ 492.8	$ 186.5	38%	34%
Operating expense	635.3	468.3	167.0	36%	32%
Operating income	$ 44.0	$ 24.5	$ 19.5	80%	54%

EMEA's full-year revenue grew 38% and 34% in U.S. dollars and local currencies, respectively, to $679.3 million, and fourth-quarter revenue increased 53% in U.S. dollars and 39% in local currencies to $270 millio Transaction Services revenue grew 44% for the full year to $557 million, and 54% for the quarter, while Management Services revenue grew 19% for the year to $114 million, and 67% for the quarter. Year-over-yea annual revenue growth in the region was driven by strong performance i Capital Markets, which was up 70% for the year driven by increased mark share and strong underlying market conditions, and by Agency Leasing, which grew 26%. We completed four strategic acquisitions in the region in 2006 (in the United Kingdom, Spain, and United Arab Emirates) and opened six new offices which, together with hiring, resulted in the additio of approximately 350 revenue-generators in the year.

graphically, the region's robust full-year growth was driven primarily by nce and Germany. Revenue in France grew 83% in U.S. dollars for the year and 60% for the fourth quarter compared with the prior year, le Germany had an increase of 58% for the full year and 45% for the rter. Russia continued its strong growth with full year revenue doubling npared with the prior year, while very favorable trends continued in Central Eastern Europe and Spain. The EMEA Hotels business also had solid wth with annual revenues up almost 30% compared with the prior year.

erating expenses increased by 36% in U.S. dollars and 32% in local rencies on a full-year basis and by 56% in U.S. dollars and 43% in local rencies for the quarter. The increase was primarily due to acquisitions, ff additions to service clients and grow market share, and increased entive compensation driven by improved revenue and profit performance.

A PACIFIC–INVESTOR AND OCCUPIER SERVICES

	2006	2005	INCREASE (DECREASE)	% CHANGE IN U.S. DOLLARS	% CHANGE IN LOCAL CURRENCIES
venue	$ 337.1	$ 272.9	$ 64.2	24%	24%
erating expense	318.5	252.9	65.6	26%	27%
erating income	$ 18.6	$ 20.0	$ (1.4)	(7)%	(7)%

venue for the Asia Pacific region on a full-year basis was $337.1 million, increase of 24% in both U.S. dollars and local currencies, and $124 llion for the fourth quarter, an increase of 35% in U.S. dollars and 31% local currencies from the prior year. Growth for the full year and fourth arter in U.S. dollars resulted from both Transaction Services revenue, ich increased 22% and 32%, respectively, and Management Services venue, which increased 20% and 38%, respectively.

ographically, the strongest profit contributions were from the region's gest market, Australia, and from the growth markets of China and rea. Revenue in Australia grew 22% for the year and 26% for the quarter, ile revenue in China increased 60% for the year and 64% for the quarter, mpared with the prior year. Korea's revenue for the year was up 69%, d finished the year strongly with fourth-quarter 2006 revenue more an double compared with the prior year. India and Singapore also made gnificant revenue growth contributions. The leading Asian Hotels business corded a very strong finish in 2006 with revenue almost tripling in the st quarter compared with the prior year and with revenue for the full ar up 33% as a result of higher transaction volume and increased market are. Offsetting the region's growth was a decline in Japan, where apital Markets activity was lower in 2006 compared with 2005, which cluded several significant transactions.

perating expenses on a full-year basis for the Asia Pacific region creased 26% in both U.S. dollars and local currencies, and for the fourth uarter increased 34% in U.S. dollars and 30% in local currencies, over e prior year. The increase was the result of expansion of the geographic latform, service capabilities and infrastructure throughout the region.

Operating income decreased from $20.0 million in 2005 to $18.6 million in 2006. Included in 2006's full year results were expenses of approximately $1.7 million for net transition costs incurred to outsource the management of the region's IT infrastructure, call centers and application development, positioning the region for future growth. The 2005 full-year results included a benefit of $2.4 million received from a litigation settlement. Excluding the impact of these items, operating income for the region would have increased from $17.6 million in 2005 to $20.3 million in 2006, with operating income margins flat at approximately six percent. The firm is now well-positioned with a leading market share in the region to capitalize on the anticipated growth.

INVESTMENT MANAGEMENT

	2006	2005	INCREASE (DECREASE)	% CHANGE IN U.S. DOLLARS	% CHANGE IN LOCAL CURRENCIES
Revenue	$ 377.3	$ 190.8	$ 186.5	98%	94%
Equity in earnings from real estate ventures	7.1	11.9	(4.8)	(40)%	(41)%
Total revenue	384.4	202.7	181.7	90%	86%
Operating expense	260.0	152.3	107.7	71%	69%
Operating income	$ 124.4	$ 50.4	$ 74.0	n.m.	n.m.

(n.m. – not meaningful; change greater than 100%)

LaSalle Investment Management's full-year revenue grew to $384.4 million, up 90% in U.S. dollars and 86% in local currencies over the prior year, and fourth-quarter revenue increased to $85 million, up 18% in U.S. dollars and 13% in local currencies. The increase in revenue was driven by the continued growth of the annuity-based business as well as from incentive fees that were generated from strong performance of clients' investments managed by the Firm.

The continued focus on the growth in annuity-like revenue led to a full-year increase in Advisory fees of 39% and a fourth quarter increase of 48% over 2005. The growth in the annuity-based business was principally due to the healthy increase in assets under management. Supporting this growth, the Firm's co-investment capital totaled $129.5 million at the end of 2006, compared with $88.7 million in the prior year.

Incentive fees vary significantly from period to period due to both the performance of the underlying investments and the contractual benchmarks, formulas and timing of the measurement periods for different clients. In 2006, incentive fees were up significantly for the full year due to the single incentive fee earned in the second quarter of the year, and were slightly down for the fourth quarter compared with last year. The amount of the specific incentive fee was originally disclosed as $109.5 million, but increased during the second half of the year to $112.5 million as a result of final third-party valuations and audit.

PART TWO

LaSalle Investment Management raised over $7.1 billion of equity during 2006, as it launched three new private equity funds and secured 16 global securities mandates. Investments made on behalf of clients in 2006 were $9.6 billion, including the CenterPoint acquisition, compared with approximately $5.4 billion in 2005. Assets under management grew to $40.6 billion from $30.0 billion, a 35% increase over the prior year.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

	2005	2004	INCREASE (DECREASE)	% CHANGE IN U.S. DOLLARS	% CHANGE IN LOCAL CURRENCIES
Total revenue	$ 1,390.6	$ 1,167.0	$ 223.6	19%	19%
Compensation & benefits	902.7	762.0	140.7	18%	19%
Operating, administrative & other	320.9	276.7	44.2	16%	16%
Depreciation & amortization	33.8	33.4	0.4	1%	1%
Restructuring	1.4	5.3	(3.9)	n.m.	n.m.
Total operating expenses	1,258.8	1,077.4	181.4	17%	17%
Operating income	$ 131.8	$ 89.5	$ 42.3	47%	48%

(n.m. – not meaningful)

REVENUE

Revenues for the year ended 2005 were $1.39 billion, an increase of 19% from the year ended 2004 that resulted from growth in all operating segments. The Firm benefited from favorable market conditions and capitalized on the growth in cross-border capital flows into real estate. Our corporate clients continued increasingly to outsource their real estate management and to rely on the Firm's advice and execution to manage their global real estate needs. Additionally, LaSalle Investment Management's strong financial results were a reflection of its outstanding track record and its research-based approach that delivered performance for its clients.

See Segment Operating Results below for additional discussion of revenues.

OPERATING EXPENSES

Operating expenses were $1.26 billion in 2005 and $1.08 billion in 2004, an increase of 17% in both U.S. dollars and local currencies. The increase is primarily due to increased compensation and benefits as a result of the stronger year-over-year revenue and profit performance. Compensation and benefits increased from 2004 by 19% in local currencies. Operating, administrative and other expenses also increased 16% for the year in local currencies as revenue-generation-related costs supported the increased business activity.

OPERATING INCOME

Operating income for the year ended 2005 was $131.8 million, compar to $89.5 million in 2004, an increase of 47%. From 2004 to 2005, reven increased $223.6 million while operating expenses increased $181.4 mill The increase in operating margin resulted from operating, administrat and other costs increasing at a lower rate than revenues when compare the prior year (16% compared to 19%), consistent depreciation and amortizat charges between years, and lower restructuring charges in 2005.

INTEREST EXPENSE

Total interest and other costs decreased to $4.0 million in 2005 from $20.9 million in 2004. The 2004 expense of $20.9 million includes $11.6 million of premium paid for the early redemption of the Senior Notes in June 2004 and associated write-off of deferred debt issuance costs. Interest expense, net of interest income decreased $5.3 million reflecting the continued pay-down of debt and the early redemption of the Senior Notes. Net debt as of December 31, 2005 was $16.1 million, a $12.7 million reduction from December 31, 2004.

PROVISION FOR INCOME TAXES

The provision for income taxes was $36.2 million in 2005 as compared $21.9 million in 2004. The increase in the tax provision is primarily due to improved business performance. The effective tax rate was 25.9% in 2005 as compared to 25.4% in 2004.

NET INCOME

Net income of $103.7 million for 2005 represented an increase of 61% ov 2004 net income of $64.2 million. The 2005 results included restructuri charges of $1.4 million, while 2004 included charges of $5.3 million. Th 2004 results also included an expense of $11.6 million associated with t early redemption of the Senior Notes.

SEGMENT OPERATING RESULTS

AMERICAS—INVESTOR AND OCCUPIER SERVICES

	2005	2004	INCREASE (DECREASE)	% CHANGE
Revenue	$ 435.3	$ 371.2	$ 64.1	17%
Operating expense	385.0	317.7	67.3	21%
Operating income	$ 50.3	$ 53.5	$ (3.2)	(6)%

Americas revenues were $435.3 million in 2005, an increase of 17%, a reflection of increased revenues in most business lines. Management Services revenues increased 23%, while Transaction Services revenues increased 11% over the prior year. Within Transaction Services, Capital Markets continued its strong performance with 2005 revenues increasin 67% over 2004. Real estate occupier services products, marketed as Corporate Solutions, continued to generate at least 50% of the region's revenues for the full year, increasing by 15% compared to the prior year. Within Corporate Solutions, Project and Development Services and Public Institutions revenues increased by 26% and 51%, respectively, r 2004. Partially offsetting these increases was Tenant Representation, ere lower existing client activity in the U.S. resulted in a revenue line. The Tenant Representation business did, however, expand nine ts top 60 clients into multi-regional accounts where activity was orted in the other geographic segments and therefore benefited our solidated results. The Americas Hotels business had a solid year, efiting from its leadership position in a strong market, as well as the uisition during the year of ThompsonCalhounFair Hotel Brokerage, otel real estate broker and advisory firm.

al operating expenses, excluding restructuring charges, increased % in 2005. The increase reflects strategic investments made to service v client wins and to expand market coverage in both Agency Leasing d Capital Markets. In addition, incentive compensation expenses reased as a result of the growth in revenue-supporting staff and the derlying mix of business profit contribution. Operating income for 2005 s $50.3 million compared to $53.5 million in 2004.

ROPE–INVESTOR AND OCCUPIER SERVICES

	2005	2004	INCREASE	% CHANGE IN U.S. DOLLARS	% CHANGE IN LOCAL CURRENCIES
venue	$ 492.8	$ 442.6	$ 50.2	11%	13%
erating expense	468.3	424.4	43.9	10%	12%
erating income	$ 24.5	$ 18.2	$ 6.3	35%	38%

rope's year-over-year revenue growth from 2004 to 2005 was driven by ong performances in Capital Markets, Agency Leasing and Advisory, imarily in Germany, United Kingdom and Russia. The region's revenues re $492.8 million, an increase of 11% in U.S. dollars and 13% in local rrencies over the prior year. Germany had significant growth compared the prior year as a result of an improving investment market that is creasingly attracting international capital. Revenues in Germany grew % for 2005 compared to 2004. The English business continued its ward trend, with revenues up 6% in U.S. dollars and 8% in local rrencies, driven mainly by Capital Markets. Approximately 75% of the pital Markets business involved cross-border transactions as a result of r strong global platform and client base. The Corporate Finance business, hich is included in Capital Markets, also achieved significant revenue owth in 2005, where the focus continues to be on developing structured ancing activities and private investor products. Russia had significant owth in its business in 2005 compared with 2004, as revenues increased er 50% in U.S. dollars. Revenues for the full year 2005 from the French usiness declined modestly compared with 2004, a year in which several rge Capital Markets and Agency Leasing transactions were recorded.

perating expenses grew by 10% in U.S. dollars and 12% in local currencies 2005. The increase was primarily due to higher incentive compensation, result of improved revenue and profit performance. Operating income f $24.5 million for the year ended December 31, 2005 increased from 18.2 million in 2004.

ASIA PACIFIC–INVESTOR AND OCCUPIER SERVICES

	2005	2004	INCREASE	% CHANGE IN U.S. DOLLARS	% CHANGE IN LOCAL CURRENCIES
Revenue	$ 272.9	$ 221.4	$ 51.5	23%	21%
Operating expense	252.9	212.6	40.3	19%	16%
Operating income	$ 20.0	$ 8.8	$ 11.2	n.m.	n.m.

(n.m. - not meaningful; change greater than 100%)

Revenues for the Asia Pacific region in 2005 were $272.9 million, an increase of 23% and 21% in U.S. dollars and local currencies, respectively. Growth in U.S. dollars came from both Transaction Services revenues and Management Services revenues, which grew 25% and 22%, respectively. Revenues from the growth markets of China and Japan increased over 60% in U.S. dollars in 2005. The core markets of Hong Kong, Singapore and Australia continued the momentum across all business lines, with full year revenues increasing 15% in U.S. dollars over 2004. The Asian Hotels business also had a very strong finish to the year as a result of increased transaction volume and market share.

Total operating expenses for the Asia Pacific region were up 19% in U.S. dollars and 16% in local currencies over 2004. Continued investment in people and technology in the growth markets, as well as new office openings, contributed to the increase in operating expenses. As a result of expansion during 2005, we operated in 16 markets in China and six markets in India as of December 31, 2005. Operating income for the full year was $20.0 million, a significant improvement over 2004 operating income of $8.8 million.

INVESTMENT MANAGEMENT

	2005	2004	INCREASE (DECREASE)	% CHANGE IN U.S. DOLLARS	% CHANGE IN LOCAL CURRENCIES
Revenue	$ 190.8	$ 133.4	$ 57.4	43%	43%
Equity in earnings from real estate ventures	11.9	17.0	(5.1)	(30)%	(30)%
Total revenue	202.7	150.4	52.3	35%	35%
Operating expense	152.3	118.6	33.7	28%	30%
Operating income	$ 50.4	$ 31.8	$ 18.6	58%	58%

Investment Management revenues increased 35% in U.S. dollars and local currencies in 2005. Incentive fees, resulting from strong performance of clients' investments, were $43.4 million in 2005 compared to $20.0 million in 2004. Incentive fees can vary significantly from period to period due to both the performance of the underlying funds' investments and the contractual benchmarks, formulas and timing of the measurement period with different clients. For example, in 2005, incentive fees of $2 million or greater were earned from eight separate clients, double the number from the previous year. The continued focus on annuity-like revenues led to an increase in advisory fees of 26% compared to 2004. Advisory fees, which were $127.9 million in 2005, accounted for nearly two-thirds of LaSalle Investment Management's full year revenues.

PART TWO

Equity earnings were down for the year ended December 31, 2005, from $17.0 million to $11.9 million, as several larger transactions closed in 2004.

LaSalle Investment Management raised over $3 billion of equity during 2005, as it launched six new private equity funds and secured nine global securities mandates. Investments made on behalf of clients in 2005 were approximately $6 billion and assets under management grew to $30 billion, a 24% increase over the prior year.

Consolidated Cash Flows

CASH FLOWS FROM OPERATING ACTIVITIES

During 2006, cash flows provided by operating activities totaled $377.7 million compared to $120.6 million in 2005. The cash flows from operating activities can be further divided into cash generated from earnings of $281.3 million (compared to $170.4 million in 2005) and cash from balance sheet movements, primarily working capital, of $96.4 million (compared to $49.8 million used in 2005). Both the increase in cash flows generated from earnings of $110.9 million and the increase in cash flows from changes in working capital of $146.2 million from prior year reflected continued improved and expanded business performance in 2006. The increase in our net income ($176.4 million in 2006 compared to $103.7 million in 2005) was most responsible for the increase in cash flows from earnings in 2006. Increases in accounts payable and accrued liabilities ($221.4 million compared to $155.7 million at December 31, 2006 and 2005, respectively) and accrued compensation ($514.6 million compared to $300.8 million at December 31, 2006 and 2005, respectively), offset in part by increases in trade receivables ($630.1 million compared to $415.1 million at December 31, 2006 and 2005, respectively), were most responsible for the increase in cash flows from changes in working capital, and also are reflective of improved and expanded business performance.

During 2005, cash flows provided by operating activities totaled $120.6 million compared to $161.5 million in 2004. The cash flows from operating activities can be further divided into cash generated from earnings of $170.4 million (compared to $120.0 million in 2004) and cash used in balance sheet movements, primarily working capital, of $49.8 million (compared to $41.4 million provided in 2004). The increase in cash flows generated from earnings of $50.4 million reflected continued improved business performance in 2005. The decrease in cash flows from changes in working capital of $91.2 million from the prior year is primarily because accounts payable, accrued compensation and other liabilities did not increase as significantly over the course of 2005 as they did over the course of 2004.

CASH FLOWS USED IN INVESTING ACTIVITIES

We used $306.4 million in investing activities in 2006, which was an increase in cash used of $245.4 million from the $61.0 million used in 2005. This increase is primarily due to $186.8 million more of business acquisitions activity in 2006 than in 2005, but also is due to increases of $30.5 million in net property and equipment additions and of $28.0 million in net fundings of co-investment activity over the prior year.

We used $61.0 million in investing activities in 2005, which was an increase in cash used of $33.4 million from the $27.6 million used in 20 This increase is primarily due to a change in the co-investing cycle fro 2004 to 2005, as net returns from co-investment of $3.4 million in 200 turned to net fundings of co-investment of $16.4 million in 2005. Net additions of property and equipment increased by $11.6 million over t prior year, and other acquisitions and investments increased by $2.1 milli

CASH FLOWS USED IN FINANCING ACTIVITIES

We used $49.4 million in financing activities in 2006 compared with $61.1 million used in 2005. The moderate decrease in cash used in financ activities in 2006 as compared to 2005 was largely a result of effective management of the Firm's debt structure and comparable levels of sha repurchase activity between 2006 and 2005 in dollar terms.

We used $61.1 million in financing activities in 2005 compared with $166.9 million used in 2004. The significant decrease in cash used in financing activities in 2005 as compared to 2004 was largely a result of the $203.2 million redemption of our Senior Notes in 2004 exceeding th $69.8 million increase in net repayments of borrowings under credit facilit in 2005. An increase of $28.1 million in the level of repurchases of share of our common stock in 2005 was partially offset by $15.8 million more cash received from issuances of common stock under option plans and stock purchase plans than in the prior year. Also contributing to the change was the payment of our first semi-annual dividend in 2005, as well as more shares repurchased for payment of taxes on stock awards i 2005 as compared to 2004.

Liquidity and Capital Resources

Historically, we have financed our operations, acquisitions and co-investme activities with internally generated funds, issuances of our common sto and borrowings under our credit facilities.

CREDIT FACILITY

On March 1, 2006, we renegotiated our unsecured revolving credit facilit increasing the facility to $450 million and extending the term to March 2011. We also have capacity to borrow up to an additional $42.2 million under local overdraft facilities. Pricing on the $450 million facility range from LIBOR plus 55 basis points to LIBOR plus 130 basis points. As of December 31, 2006, our pricing on the revolving credit facility was LIBO plus 55 basis points. This facility will continue to be utilized for working capital needs (including payment of accrued bonus compensation durin the first quarter of each year), co-investment activity, share repurchases and dividend payments, capital expenditures and acquisitions. Interest and principal payments on outstanding borrowings against the facility will fluctuate based on our level of borrowing needs.

As of December 31, 2006, we had $32.4 million outstanding under the revolving credit facility. The average borrowing rate on the revolving credit agreement was 5.1% in 2006, as compared with an average borrowin rate of 3.9% in 2005. We also had short-term borrowings (including capita lease obligations) of $17.7 million outstanding at December 31, 2006, wit $15.6 million of those borrowings attributable to local overdraft facilities

RT TWO

h respect to the revolving credit facility, we must maintain a consolidated worth of at least $450 million, a leverage ratio not exceeding 3.25 to 1, a minimum interest coverage ratio of 2.5 to 1. Additionally, we are ricted from, among other things, incurring certain levels of indebtedness enders outside of the facility and disposing of a significant portion of assets. Lender approval or waiver is required for certain levels of investment and acquisition. We are in compliance with all covenants of December 31, 2006.

e revolving credit facility bears variable rates of interest based on market es. We are authorized to use interest rate swaps to convert a portion of floating rate indebtedness to a fixed rate; however, none were used ring 2006 or 2005, and none were outstanding as of December 31, 2006.

e believe that the revolving credit facility, together with local borrowing ilities and cash flow generated from operations will provide adequate uidity and financial flexibility to meet our needs to fund working capital, -investment activity, share repurchases and dividend payments, capital penditures and acquisitions.

-INVESTMENT ACTIVITY

ith respect to our co-investment activity, we had total investments and ans of $129.5 million as of December 31, 2006 in approximately 30 separate operty or real estate fund co-investments, and a $2.3 million investment LoopNet, Inc. LoopNet operates an online marketplace for commercial al estate in the United States, and delivers technology and information rvices to commercial real estate organizations to manage their online ting presence and property marketing. We account for our investment LoopNet as an investment in available-for-sale securities under SFAS 5; we sold our LoopNet investment during January 2007 for $2.4 million. ithin the $129.5 million, loans of $3.5 million to real estate ventures bear terest rates ranging from 7.25% to 8.0% and are to be repaid by 2008.

e utilize two investment vehicles to facilitate the majority of our -investment activity. LaSalle Investment Company I ("LIC I") is a series four parallel limited partnerships which serve as our investment vehicle r substantially all co-investment commitments made through ecember 31, 2005. LaSalle Investment Company II ("LIC II"), formed in nuary 2006, is comprised of two parallel limited partnerships which rve as our investment vehicle for most new co-investments. LIC I and IC II invest in certain real estate ventures that own and operate ommercial real estate. As of December 31, 2006, we have an effective 7.85% ownership interest in LIC I, and an effective 48.72% ownership nterest in LIC II; primarily institutional investors hold the remaining 2.15% and 51.28% interests in LIC I and LIC II, respectively. We account r our investments in LIC I and LIC II under the equity method of ccounting in the accompanying consolidated financial statements. dditionally, a non-executive Director of Jones Lang LaSalle is an investor n LIC I on equivalent terms to other investors.

At December 31, 2006, LIC I and LIC II have unfunded capital commitments of $127.3 million and $160.6 million, respectively, of which our 47.85% and 48.72% shares are $60.9 million and $78.2 million, respectively, for future fundings of committed co-investments. These $60.9 million and $78.2 million commitments are part of our maximum potential unfunded commitments to LIC I and LIC II at December 31, 2006, which are euro 48.3 million ($63.8 million) and $338.4 million, respectively.

During January 2007, LIC II completed its final investor closing, which included increases in institutional investor capital commitments and an increase in our commitment to LIC II. We now have an effective 48.78% ownership interest in LIC II; primarily institutional investors hold the remaining 51.22% interest. Upon the final investor closing, LIC II's unfunded capital commitment for future fundings of committed co-investments remained at $160.6 million, of which our 48.78% share was $78.3 million. Our maximum potential unfunded commitment to LIC II increased to $458.4 million.

LIC I's and LIC II's exposures to liabilities and losses of the ventures are limited to their existing capital contributions and remaining capital commitments. We expect that LIC I will draw down on our commitment over the next three to five years to satisfy its existing commitments to underlying funds, and that LIC II will draw down on our commitment over the next six to eight years as it enters into new commitments. Our Board of Directors has endorsed the use of our co-investment capital in particular situations to control or bridge finance existing real estate assets or portfolios to seed future investments within LIC II. The purpose is to accelerate capital raising and growth in assets under management. Approvals for such activity are handled consistently with those of the Firm's co-investment capital.

As of December 31, 2006, LIC I maintains a euro 25 million ($33.0 million) revolving credit facility (the "LIC I Facility"), and LIC II maintains a $200 million revolving credit facility (the "LIC II Facility"), principally for their working capital needs. The capacity in the LIC II Facility contemplates potential bridge financing opportunities. Each facility contains a credit rating trigger and a material adverse condition clause. If either of the credit rating trigger or the material adverse condition clauses become triggered, the facility to which that condition relates would be in default and outstanding borrowings would need to be repaid. Such a condition would require us to fund our pro-rata share of the then outstanding balance on the related facility, which is the limit of our liability. The maximum exposure to Jones Lang LaSalle, assuming that the LIC I Facility were fully drawn, would be euro 12.0 million ($15.8 million); assuming that the LIC II Facility were fully drawn, the maximum exposure to Jones Lang LaSalle would be $97.4 million. Each exposure is included within and cannot exceed our maximum potential unfunded commitments to LIC I of euro 48.3 million ($63.8 million) and to LIC II of $338.4 million (expanded to $458.4 million in January 2007) as discussed above. As of December 31, 2006, LIC I had euro 10.2 million ($13.5 million) of outstanding borrowings on the LIC I Facility, and LIC II had $1.3 million of outstanding borrowings on the LIC II Facility.

PART TWO

The following table summarizes the discussion above relative to LIC I and LIC II ($ in millions):

	DECEMBER 31, 2006—LIC I	DECEMBER 31, 2006—LIC II	JANUARY 2007 (POST-CLOSE) LIC II
Our effective ownership interest in co-investment vehicle	47.85%	48.72%	48.78%
Our maximum potential unfunded commitments to LIC I and LIC II	$ 63.8	$ 338.4	$ 458.4
Our share of unfunded capital commitments to underlying funds	60.9	78.2	78.3
Our maximum exposure assuming facilities are fully drawn	15.8	97.4	97.4
Our share of exposure on outstanding borrowings	6.5	0.6	0.6

Exclusive of our LIC I and LIC II commitment structures, we have potential obligations related to unfunded commitments to other real estate ventures, the maximum of which is $10.5 million at December 31, 2006.

For the year ended December 31, 2006, funding of co-investments exceeded return of capital by $44.3 million. We expect to continue to pursue co-investment opportunities with our real estate money management clients in the Americas, EMEA and Asia Pacific, as co-investment remains very important to the continued growth of Investment Management. The net co-investment funding for 2007 is anticipated to be between $50 and $60 million (planned co-investment less return of capital from liquidated co-investments).

SHARE REPURCHASE AND DIVIDEND PROGRAMS

Since October 2002, our Board of Directors has approved four share repurchase programs. Each succeeding program has replaced the prior repurchase program, such that the program approved on September 15, 2005 is the only repurchase program in effect as of December 31, 2006. Board approval allows for purchase of our outstanding common stock in the open market and in privately negotiated transactions. The repurchase of shares is primarily intended to offset dilution resulting from both stock and stock option grants made under our existing stock plans. Given that shares repurchased under each of the programs are not cancelled, but are held by one of our subsidiaries, we include them in our equity account. However, these shares are excluded from our share count for purposes of calculating earnings per share. See Item 5, "Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities," for additional details regarding our share repurchase activity throughout 2006.

In August 2005, our Board declared an initial semi-annual cash divide of $0.25 per share of common stock. In October 2005, we paid the divide as well as a dividend-equivalent of $0.25 per share on outstanding but unvested shares of restricted stock units granted under the Company's Stock Award and Incentive Plan. In 2006, our Board declared and paid total annual dividends and dividend-equivalents of $0.60 per common share, and anticipated paying total annual dividends and dividend-equivale of $0.70 per share in 2007. See Item 5 for additional discussion of our curr dividend practice.

CAPITAL EXPENDITURES

Capital expenditures for 2006 were $74.0 million, up from $41.5 millio in 2005, primarily for ongoing improvements to computer hardware ar information systems and improvements to leased space, including our Chicago headquarters. Included in the $74.0 million of capital expenditu were $12.0 million of allowances from landlords for leasehold improveme Capital expenditures, net of leasehold improvement allowances, are anticipated to be approximately $95 million for 2007, primarily for ongoing improvements to computer hardware and information systems and improvements to leased space, including our Chicago and London regional headquarters.

CONTRACTUAL OBLIGATIONS

We have obligations and commitments to make future payments under contracts in the normal course of business, including future minimum lease payments, interest and principal payments on outstanding borrowin

Following is a table summarizing our minimum contractual obligations as of December 31, 2006 ($ in millions):

		PAYMENTS DUE BY PERIOD			
CONTRACTUAL OBLIGATIONS	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
Long-term debt obligations	$ 32.4	—	—	32.4	—
Business acquisition obligations	36.1	—	36.1	—	—
Operating lease obligations	386.7	81.4	125.3	85.9	94.1
Capital lease obligations	1.4	0.6	0.7	0.1	—
Purchase obligations	7.7	17.5	8.4	1.8	—
Total	$ 484.3	99.5	170.5	120.2	94.1

f December 31, 2006, we had $32.4 million outstanding under our lving credit facility. Interest and principal payments on outstanding owings against our $450 million revolving credit facility fluctuate d on our level of borrowing needs. There is no set repayment schedule respect to the revolving credit facility; however, this facility expires arch 2011.

business acquisition obligations represent payments to sellers of inesses for which our acquisition has closed as of December 31, 2006, the only condition on those payments is the passage of time. The .1 million total represents $34.2 million of current fair value as reported eferred business acquisition obligations in our Consolidated Balance et, and $1.9 million of imputed interest reducing the obligations to ir present value.

lease obligations include operating leases of office space in various ldings for our own use, as well as the use of equipment under both rating and capital lease arrangements. As of December 31, 2006, we e accrued liabilities related to excess lease space of $0.1 million, which e identified as part of our restructurings in 2001 and 2002. The total minimum rentals to be received in the future under noncancelable rating subleases as of December 31, 2006 was $0.3 million.

r other purchase obligations are related to various information hnology servicing agreements, telephone communications and other inistrative support functions.

the Notes to Consolidated Financial Statements, see Note 10 for itional information on long-term debt obligations, and see Note 11 additional information on lease obligations.

EM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES OUT MARKET RISK

ormation regarding market risk is included in Item 7. Management's scussion and Analysis of Financial Condition and Results of Operations der the caption "Market and Other Risk Factors" and is incorporated reference herein.

sclosure of Limitations

the information presented above includes only those exposures that ist as of December 31, 2006, it does not consider those exposures or sitions that could arise after that date. The information represented rein has limited predictive value. As a result, the ultimate realized gain loss with respect to interest rate and foreign currency fluctuations will pend on the exposures that arise during the period, the hedging strategies the time and interest and foreign currency rates.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements

PART TWO

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Jones Lang LaSalle Incorporated:

We have audited the consolidated financial statements of Jones Lang LaSalle Incorporated and subsidiaries (the Company) as listed in the accompan index. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentat We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company a December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation pursu to Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment," and changed its method of accounting for defined benefit pension plans pursuant to Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans."

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framew* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Chicago, Illinois
February 28, 2007

T TWO

ort of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
es Lang LaSalle Incorporated:

have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that es Lang LaSalle Incorporated and subsidiaries (the Company) maintained effective internal control over financial reporting as of December 31, 2006, ed on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway nmission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment he effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion he effectiveness of the Company's internal control over financial reporting based on our audit.

conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in naterial respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, ing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in circumstances. We believe that our audit provides a reasonable basis for our opinion.

ompany's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial orting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's ernal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable ail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts l expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide sonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have aterial effect on the financial statements.

cause of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of npliance with the policies or procedures may deteriorate.

our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is rly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by COSO. Also, in our opinion, Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria ablished in *Internal Control—Integrated Framework* issued by COSO.

e also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial tements of the Company, as listed in the accompanying index, and our report dated February 28, 2007 expressed an unqualified opinion on those nsolidated financial statements.

KPMG LLP

icago, Illinois
bruary 28, 2007

PART TWO

JONES LANG LASALLE INCORPORATED
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2005

($ IN THOUSANDS, EXCEPT SHARE DATA)	2006	20
Assets		
Current assets:		
Cash and cash equivalents	$ 50,612	28,65
Trade receivables, net of allowances of $7,845 and $5,551	630,121	415,08
Notes and other receivables	30,079	15,23
Prepaid expenses	28,040	22,44
Deferred tax assets	49,230	35,81
Other	19,363	13,86
Total current assets	807,445	531,09
Property and equipment, net of accumulated depreciation of $181,959 and $158,064	120,376	82,18
Goodwill, with indefinite useful lives, net of accumulated amortization of $38,701 and $37,450	520,478	335,73
Identified intangibles, with finite useful lives, net of accumulated amortization of $58,594 and $45,360	37,583	4,39
Investments in real estate ventures	131,789	88,71
Long-term receivables, net	29,781	20,93
Deferred tax assets	37,465	59,26
Other, net	45,031	22,46
	$ 1,729,948	1,144,76
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 221,356	155,741
Accrued compensation	514,586	300,847
Short-term borrowings	17,738	18,011
Deferred tax liabilities	1,426	400
Deferred income	31,896	20,823
Other	43,444	26,813
Total current liabilities	830,446	522,635
Noncurrent liabilities:		
Credit facilities	32,398	26,697
Deferred tax liabilities	648	3,079
Deferred compensation	30,668	15,988
Pension liabilities	19,252	16,753
Deferred business acquisition obligations	34,178	—
Other	31,978	23,614
Total liabilities	979,568	608,766
Commitments and contingencies		
Shareholders' equity:		
Common stock, $.01 par value per share, 100,000,000 shares authorized; 36,592,864 and 35,199,744 shares issued and outstanding	366	352
Additional paid-in capital	676,270	606,000
Retained earnings	255,914	100,142
Shares held by subsidiary	(197,543)	(132,791)
Shares held in trust	(1,427)	(808)
Accumulated other comprehensive income (loss)	16,800	(36,892)
Total shareholders' equity	750,380	536,003
	$ 1,729,948	1,144,769

See accompanying notes to consolidated financial statements.

RT TWO

NES LANG LASALLE INCORPORATED
NSOLIDATED STATEMENTS OF EARNINGS FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

THOUSANDS, EXCEPT SHARE DATA)	2006	2005	2004
venue	$ 2,013,578	1,390,610	1,166,958
erating expenses:			
mpensation and benefits	1,313,294	902,712	762,000
erating, administrative and other	407,985	320,934	276,700
preciation and amortization	48,964	33,836	33,381
structuring charges (credits), net	(744)	1,377	5,356
tal operating expenses	1,769,499	1,258,859	1,077,437
erating income	244,079	131,751	89,521
erest expense, net of interest income	14,254	3,999	9,292
ss on extinguishment of Senior Notes	—	—	11,561
tal interest and other costs	14,254	3,999	20,853
uity in earnings from real estate ventures	9,221	12,156	17,447
come before provision for income taxes	239,046	139,908	86,115
ovision for income taxes	63,825	36,236	21,873
t income before cumulative effect of change in accounting principle	175,221	103,672	64,242
mulative effect of change in accounting principle, net of tax	1,180	—	—
t income	$ 176,401	103,672	64,242
t income available to common shareholders	$ 175,344	103,287	64,242
her comprehensive income:			
ange in pension liabilities, net of tax	(1,345)	(16,168)	(10,872)
reign currency translation adjustments	52,781	(41,106)	25,718
nrealized holding gain on investments	2,256	—	—
mprehensive income	$ 230,093	46,398	79,088
sic earnings per common share	$ 5.50	3.29	2.08
sic weighted average shares outstanding	31,872,112	31,383,828	30,887,868
luted earnings per common share	$ 5.24	3.12	1.96
luted weighted average shares outstanding	33,447,939	33,109,261	32,845,281

e accompanying notes to consolidated financial statements.

PART TWO

JONES LANG LASALLE INCORPORATED
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

($ IN THOUSANDS, EXCEPT SHARE DATA)	COMMON STOCK SHARES	COMMON STOCK AMOUNT	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	STOCK HELD BY SUBSIDIARY	SHARES HELD IN TRUST	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTA
Balances at December 31, 2003	31,762,077	$ 318	497,789	(59,346)	(12,846)	(460)	5,536	$ 430,99
Net income	—	—	—	64,242	—	—	—	64,24
Shares issued under stock compensation programs	1,481,450	14	24,358	—	—	—	—	24,37
Amortization of stock compensation	—	—	19,651	—	—	—	—	19,65
Shares acquired by subsidiary [1]	—	—	—	—	(46,052)	—	—	(46,05
Shares held in trust	—	—	—	—	—	(70)	—	(70
Change in minimum pension liability	—	—	—	—	—	—	(10,872)	(10,87
Foreign currency translation adjustments	—	—	—	—	—	—	25,718	25,71
Balances at December 31, 2004	33,243,527	$ 332	541,798	4,896	(58,898)	(530)	20,382	$ 507,980
Net income	—	—	—	103,672	—	—	—	103,672
Shares issued under stock compensation programs	1,956,217	20	19,515	—	—	—	—	19,535
Tax benefits of vestings and exercises	—	—	16,493	—	—	—	—	16,493
Amortization of stock compensation	—	—	28,194	—	—	—	—	28,194
Shares acquired by subsidiary [1]	—	—	—	—	(73,893)	—	—	(73,893
Shares held in trust	—	—	—	—	—	(278)	—	(278
Dividends declared, $0.25 per share	—	—	—	(8,426)	—	—	—	(8,426
Change in minimum pension liability	—	—	—	—	—	—	(16,168)	(16,168
Foreign currency translation adjustments	—	—	—	—	—	—	(41,106)	(41,106
Balances at December 31, 2005	35,199,744	$ 352	606,000	100,142	(132,791)	(808)	(36,892)	$ 536,003
Net income	—	—	—	176,401	—	—	—	176,401
Shares issued under stock compensation programs	1,393,120	14	3,577	—	—	—	—	3,591
Tax benefits of vestings and exercises	—	—	29,104	—	—	—	—	29,104
Amortization of stock compensation	—	—	37,589	—	—	—	—	37,589
Shares acquired by subsidiary [1]	—	—	—	—	(64,752)	—	—	(64,752
Shares held in trust	—	—	—	—	—	(619)	—	(619
Dividends declared, $0.60 per share	—	—	—	(20,629)	—	—	—	(20,629
Change in pension liabilities	—	—	—	—	—	—	(1,345)	(1,345
Foreign currency translation adjustments	—	—	—	—	—	—	52,781	52,781
Unrealized holding gain on investments	—	—	—	—	—	—	2,256	2,256
Balances at December 31, 2006	36,592,864	$ 366	676,270	255,914	(197,543)	(1,427)	16,800	$ 750,380

(1) Shares repurchased under our share repurchase programs are not cancelled, but are held by one of our subsidiaries. The 4,749,651 shares we have repurchased through December 31, 2006 are included in the 36,592,864 shares total of our common stock account, but are deducted from our share count for purposes of calculating earnings per share.

See accompanying notes to consolidated financial statements.

T TWO

ES LANG LASALLE INCORPORATED
NSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

THOUSANDS)		2006	2005	2004
h flows from operating activities:				
h flows from earnings:				
income	$	176,401	103,672	64,242
onciliation of net income to net cash provided by earnings:				
nulative effect of change in accounting principle, net of tax		(1,180)	—	—
preciation and amortization		48,964	33,836	33,136
uity in earnings from real estate ventures		(9,221)	(12,156)	(17,447)
erating distributions from real estate ventures		17,501	10,427	11,234
vision for loss on receivables and other assets		3,645	2,243	4,266
ortization of deferred compensation		44,556	31,593	22,161
ortization of debt issuance costs		668	847	2,446
cash provided by earnings		281,334	170,462	120,038
sh flows from changes in working capital:				
ceivables		(242,377)	(94,094)	(82,364)
paid expenses and other assets		(24,008)	(5,464)	(13,722)
ferred tax assets, net		6,978	(20,903)	(13,285)
cess tax benefits from share-based payment arrangements		(25,981)	—	—
counts payable, accrued liabilities and accrued compensation		381,757	70,635	150,811
t cash flows from changes in working capital		96,369	(49,826)	41,440
Net cash provided by operating activities		377,703	120,636	161,478
sh flows from investing activities:				
t capital additions—property and equipment		(70,307)	(39,785)	(28,160)
her acquisitions and investments, net of cash acquired and transaction costs		(191,706)	(4,885)	(2,810)
vesting activities - real estate ventures:				
pital contributions and advances to real estate ventures		(62,122)	(29,777)	(35,148)
stributions, repayments of advances and sale of investments		17,775	13,413	38,553
Net cash used in investing activities		(306,360)	(61,034)	(27,565)
sh flows from financing activities:				
oceeds from borrowings under credit facilities		891,231	569,649	528,947
payments of borrowings under credit facilities		(887,528)	(584,167)	(473,628)
demption of Senior Notes, net of costs		—	—	(203,209)
ares repurchased for payment of taxes on stock awards		(17,288)	(11,057)	(4,210)
ares repurchased under share repurchase program		(64,752)	(74,171)	(46,052)
cess tax benefits from share-based payment arrangements		25,981	—	—
mmon stock issued under stock option plan and stock purchase programs		23,596	47,085	31,277
yments of dividends		(20,629)	(8,426)	—
Net cash used in financing activities		(49,389)	(61,087)	(166,875)
et increase (decrease) in cash and cash equivalents		21,954	(1,485)	(32,962)
ash and cash equivalents, January 1		28,658	30,143	63,105
ash and cash equivalents, December 31	$	50,612	28,658	30,143
upplemental disclosure of cash flow information:				
ash paid during the period for:				
Interest	$	10,542	4,299	10,682
Income taxes, net of refunds		34,006	20,120	16,180
on-cash financing activities:				
Deferred business acquisition obligations		34,178	—	—

e accompanying notes to consolidated financial statements.

PART TWO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Organization

Jones Lang LaSalle Incorporated ("Jones Lang LaSalle," which may be referred to as we, us, our, the Company or the Firm), the leading integrated global real estate services and money management firm, was incorporated in 1997. We serve our clients' real estate needs locally, regionally and globally from more than 150 offices in 50 countries on five continents, with approximately 25,500 employees, including approximately 11,900 directly reimbursable property maintenance employees. We believe that our combination of local market presence and global reach differentiates our firm from other real estate service providers.

Our full range of services includes: agency leasing; property management; project and development; valuations; capital markets; real estate investment banking and merchant banking; buying and selling properties; corporate finance; hotel advisory; space acquisition and disposition (tenant representation); facilities management; strategic consulting; and outsourcing. We provide money management services on a global basis for both public and private assets through LaSalle Investment Management. Our services are enhanced by our integrated global business model, industry-leading research capabilities, client relationship management focus, consistent worldwide service delivery and strong brand.

We have grown by expanding both our client base and the range of our services and products, as well as through a series of strategic acquisitions and mergers. Our extensive global platform and in-depth knowledge of local real estate markets enable us to serve as a single source provider of solutions for our clients' full range of real estate needs. We solidified this network of services around the globe through the 1999 merger of the businesses of the Jones Lang Wootton companies ("JLW") (founded in 1783) with those of LaSalle Partners Incorporated ("LaSalle Partners") (founded in 1968).

(2) Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION

Our financial statements include the accounts of Jones Lang LaSalle and its majority-owned-and-controlled subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation. Investments in real estate ventures over which we exercise significant influence, but not control, are accounted for under the equity method. Investments in real estate ventures over which we are not able to exercise significant influence are accounted for under the cost method.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of the revenues and expenses during the reporting periods. Although actual amounts likely differ from such estimated amounts, we believe such differences are not likely to be material.

For further discussion of accounting estimates, please refer to the Summ of Critical Accounting Policies and Estimates section of Management's Discussion and Analysis of Financial Condition and Results of Operati

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current presentation.

REVENUE RECOGNITION

The SEC's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), as amended by SAB 104, provides guidance on the application of U.S. GAAP to selected revenue recogniti issues. Additionally, EITF Issue No. 00-21, "Revenue Arrangements wi Multiple Deliverables" ("EITF 00-21"), provides guidance on the applicat of U.S. GAAP to revenue transactions with multiple deliverables.

We categorize our revenues as advisory and management fees, transact commissions, incentive fees, project and development management an construction management fees. We recognize advisory and manageme fees related to property management services, valuation services, corpor property services, strategic consulting and money management as inco in the period in which we perform the related services. We recognize transaction commissions related to agency leasing services, capital mark services and tenant representation services as income when we provide related service unless future contingencies exist. If future contingencies exist, we defer recognition of this revenue until the respective contingenc have been satisfied. Incentive fees are recognized based on the performar of underlying funds' investments and the contractual benchmarks, formu and timing of the measurement period with clients. Project and developme management and construction management fees are recognized by applyi the "percentage of completion" method of accounting. We use the effor expended method to determine the extent of progress towards completi for project and development management fees and costs incurred to tot estimated costs for construction management fees. Construction manageme fees, which are gross construction services revenues net of subcontract costs, were $11.8 million for the year ended December 31, 2006. Gross construction services revenues totaled $147.6 million and subcontract costs totaled $135.8 million for the same period. Costs in excess of billin on uncompleted construction contracts of $3.2 million, and billings in excess of costs on uncompleted construction contracts of $6.6 million, a included in Trade receivables and Deferred income, respectively, in our December 31, 2006 Consolidated Balance Sheet.

Certain contractual arrangements for services provide for the delivery of multiple services. We evaluate revenue recognition for each service to be rendered under these arrangements using criteria set forth in EITF 00-21 For services that meet the separability criteria, revenue is recognized separately. For services that do not meet those criteria, revenue is recognized on a combined basis.

follow the guidance of EITF 01-14, "Income Statement Characterization eimbursements Received for 'Out-of-Pocket' Expenses Incurred," when ounting for reimbursements received. Accordingly, we have recorded se reimbursements as revenues in the income statement, as opposed to ng shown as a reduction of expenses.

ertain of our businesses, primarily those involving management services, are reimbursed by our clients for expenses incurred on their behalf. treatment of reimbursable expenses for financial reporting purposes is ed upon the fee structure of the underlying contracts. We follow the dance of EITF Issue No. 99-19, "Reporting Revenue Gross as a Principal sus Net as an Agent" ("EITF 99-19"), when accounting for reimbursable sonnel and other costs. A contract that provides a fixed fee billing, fully lusive of all personnel or other recoverable expenses incurred but not arately scheduled, is reported on a gross basis. When accounting on a ss basis, our reported revenues include the full billing to our client and reported expenses include all costs associated with the client.

account for a contract on a net basis when the fee structure is comprised at least two distinct elements, namely a fixed management fee and a arate component that allows for scheduled reimbursable personnel ts or other expenses to be billed directly to the client. When accounting a net basis, we include the fixed management fee in reported revenues d net the reimbursement against expenses.

base this accounting on the following factors, which define us as an ent rather than a principal:

- he property owner, with ultimate approval rights relating to the mployment and compensation of on-site personnel, and bearing all of he economic costs of such personnel, is determined to be the primary bligor in the arrangement;
- Reimbursement to Jones Lang LaSalle is generally completed imultaneously with payment of payroll or soon thereafter;
- Because the property owner is contractually obligated to fund all operating costs of the property from existing cash flow or direct funding from its building operating account, Jones Lang LaSalle bears little or no credit risk; and
- Jones Lang LaSalle generally earns no margin in the reimbursement aspect of the arrangement, obtaining reimbursement only for actual costs incurred.

ost of our service contracts utilize the latter structure and are accounted r on a net basis. We have always presented the above reimbursable contract sts on a net basis in accordance with U.S. GAAP. Such costs aggregated pproximately $746 million, $549 million and $430 million in 2006, 2005 nd 2004, respectively. This treatment has no impact on operating come, net income or cash flows.

CCOUNTS RECEIVABLE

ursuant to contractual arrangements, accounts receivable includes nbilled amounts of $172.3 million and $103.4 million at December 31, 006 and 2005, respectively.

We estimate the allowance necessary to provide for uncollectible accounts receivable. The estimate includes specific accounts for which payment has become unlikely. We also base this estimate on historical experience combined with a careful review of current developments and a strong focus on credit quality. The process by which we calculate the allowance begins in the individual business units where specific problem accounts are identified and reserved as part of an overall reserve that is formulaic and driven by the age profile of the receivables. These allowances are then reviewed on a quarterly basis by regional and global management to ensure they are appropriate. As part of this review, we develop a range of potential allowances on a consistent formulaic basis. We would normally expect that the allowance would fall within this range. See the Summary of Critical Accounting Policies and Estimates section of Management's Discussion and Analysis of Financial Condition and Results of Operations for additional information on our Allowance for Uncollectible Accounts Receivable.

PROPERTY AND EQUIPMENT

We apply Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), to recognize and measure impairment of property and equipment owned or under capital leases. We review property and equipment for impairment whenever events or circumstances indicate that the carrying value of an asset group may not be recoverable. We record an impairment loss to the extent that the carrying value exceeds the estimated fair value. We did not recognize an impairment loss related to property and equipment in 2006, 2005 or 2004.

We calculate depreciation and amortization on property and equipment for financial reporting purposes primarily by using the straight-line method based on the estimated useful lives of our assets. The following table shows the gross value of each asset category at December 31, 2006 and 2005, respectively, as well as the standard depreciable life for each asset category ($ in millions):

CATEGORY	DECEMBER 31, 2006	DECEMBER 31, 2005	DEPRECIABLE LIFE
Furniture, fixtures and equipment	$ 54.2	$ 43.0	5 to 10 years
Computer equipment and software	174.5	145.8	2 to 7 years
Leasehold improvements	62.3	42.0	1 to 10 years
Automobiles	8.7	7.1	4 to 5 years

BUSINESS COMBINATIONS, GOODWILL AND OTHER INTANGIBLE ASSETS

We apply SFAS No. 141, "Business Combinations" ("SFAS 141"), when accounting for business combinations. We have historically grown through a series of acquisitions and one substantial merger. As a result of this activity, and consistent with the services nature of the businesses we acquired, the largest assets on our balance sheet are intangibles resulting from business acquisitions and the JLW merger. Historically we amortized these intangibles over their estimated useful lives (generally 8 to 40 years). Beginning January 1, 2002, pursuant to the issuance of SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), we ceased the amortization of intangibles with indefinite useful lives. We continue to

PART TWO

amortize intangibles with finite useful lives, which primarily represent the value placed on management contracts that are acquired as part of our acquisition of another business.

SFAS 142 requires that goodwill and intangible assets with indefinite useful lives not be amortized, but instead evaluated for impairment at least annually. To accomplish this annual evaluation, we determine the carrying value of each reporting unit by assigning assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of evaluation. Under SFAS 142, we define reporting units as Investment Management, Americas IOS, Australia IOS, Asia IOS and by country groupings in Europe IOS. We then determine the fair value of each reporting unit on the basis of a discounted cash flow methodology and compare it to the reporting unit's carrying value. The result of the 2006, 2005 and 2004 evaluations was that the fair value of each reporting unit exceeded its carrying amount, and therefore we did not recognize an impairment loss in any of those years.

See Note 5 for additional information on goodwill and other intangible assets.

INVESTMENTS IN REAL ESTATE VENTURES

We invest in certain real estate ventures that own and operate commercial real estate. Typically, these are co-investments in funds that our Investment Management business establishes in the ordinary course of business for its clients. These investments include non-controlling ownership interests generally ranging from less than 1% to 48.72% (and up to 48.78% as of January 2007) of the respective ventures. We apply the provisions of the following guidance when accounting for these interests:

- FASB Interpretation No. 46 (revised), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN 46R")
- EITF Issue No. 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" ("EITF 04-5")
- AICPA Statement of Position 78-9, "Accounting for Investments in Real Estate Ventures" as amended by FASB Staff Position No. SOP 78-9-a ("SOP 78-9-a")
- Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock" ("APB 18")
- EITF Topic No. D-46, "Accounting for Limited Partnership Investments" ("EITF D-46")

The application of such guidance generally results in accounting for these interests under the equity method in the accompanying consolidated financial statements due to the nature of our non-controlling ownership in the ventures.

For real estate limited partnerships in which the Company is a general partner, we apply the guidance set forth in FIN 46R, EITF 04-5 and SOP 78-9-a in evaluating the control the Company has over the limited partnership. These entities are generally well-capitalized and grant the limited partners important rights, such as the right to replace the general partner without cause, to dissolve or liquidate the partnership, to approve the sale or refinancing of the principal partnership assets, or to approve the acquisition of principal partnership assets. We account for such general partner interests under the equity method.

For real estate limited partnerships in which the Company is a limited partner, the Company is a co-investment partner, and based on applyi the guidance set forth in FIN 46R and SOP 78-9-a, has concluded that i does not have a controlling interest in the limited partnership. When v have an asset advisory contract with the real estate limited partnership, combination of our limited partner interest and the advisory agreemen provides us with significant influence over the real estate limited partners venture. Accordingly, we account for such investments under the equit method. When the Company does not have an asset advisory contract with the limited partnership, but only has a limited partner interest with significant influence, and our interest in the partnership is considered "minor" under EITF D-46 (i.e., not more than 3 to 5 percent), we acco for such investments under the cost method.

For investments in real estate ventures accounted for under the equity method, we maintain an investment account, which is increased by contributions made and by our share of net income of the real estate ventures, and decreased by distributions received and by our share of n losses of the real estate ventures. Our share of each real estate venture's net income or loss, including gains and losses from capital transactions reflected in our consolidated statement of earnings as "Equity in earnin (losses) from real estate ventures." For investments in real estate ventu accounted for under the cost method, our investment account is increas by contributions made and decreased by distributions representing return of capital.

We apply the provisions of APB 18, SEC Staff Accounting Bulletin Topi 5-M, "Other Than Temporary Impairment Of Certain Investments In Debt And Equity Securities" ("SAB 59"), and Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") when evaluating investmen in real estate ventures for impairment, including impairment evaluatio of the individual assets underlying our investments. We review investmen in real estate ventures on a quarterly basis for indications of whether th carrying value of the real estate assets underlying our investments in ventu may not be recoverable. The review of recoverability is based on an estima of the future undiscounted cash flows expected to be generated by the underlying assets. When an "other than temporary" impairment has bee identified related to a real estate asset underlying one of our investment in real estate ventures, we use a discounted cash flow approach to determi the fair value of the asset in computing the amount of the impairment. We then record the portion of the impairment loss related to our investme in the reporting period.

We report "Equity in earnings (losses) from real estate ventures" in the consolidated statement of earnings after "Operating income." However, fo segment reporting we reflect "Equity earnings (losses)" within "Revenue See Note 3 for "Equity earnings (losses)" reflected within segment revenue as well as discussion of how the Chief Operating Decision Maker (as defined in Note 3) measures segment results with "Equity earnings (losses)" included in segment revenues.

T TWO

lso hold an investment in equity securities with readily determinable values, and have classified the securities as available-for sale securities er the provisions of SFAS 115, "Accounting for Certain Investments ebt and Equity Securities." Unrealized holding gains or losses on stments in such securities are reported as a component of cumulated other comprehensive income (loss)" within shareholders' ity until realized.

Note 6 for additional information on investments in real estate ventures.

K-BASED COMPENSATION

r to January 1, 2006, we accounted for our stock-based compensation s under the provisions of SFAS 123, "Accounting for Stock-Based npensation," as amended by SFAS 148, "Accounting for Stock-Based npensation—Transition and Disclosure." These provisions allowed ties to continue to apply the intrinsic value-based method under the visions of APB Opinion No. 25, "Accounting for Stock Issued to ployees" ("APB 25"), and provide disclosure of pro forma net income net income per share as if the fair value-based method, defined in S 123 as amended by SFAS 148, had been applied. We elected to apply provisions of APB 25 in accounting for stock options and other stock rds, and accordingly, recognized no compensation expense for stock ions granted at the market value of our common stock on the date of nt, or for 15% discounts on stock purchases under our U.S. Employee ck Purchase Plan ("ESPP"). We did recognize compensation expense r the vesting period of other stock awards (including various grants of tricted stock units and offerings of discounted stock purchases under Jones Lang LaSalle Savings Related Share Option (UK) Plan) pursuant APB 25.

ective January 1, 2006, we account for stock-based compensation in ordance with SFAS 123 (revised 2004), "Share-Based Payment" FAS 123R"). SFAS 123R eliminates the alternative to use APB 25's rinsic value method of accounting that was provided in SFAS 123 as ginally issued. SFAS 123R requires us to recognize expense for the nt-date fair value of stock options and other equity-based compensation ued to employees over the employee's requisite service period. Effective uary 1, 2006, we amended our ESPP to provide for a 5% discount on ck purchases and eliminate the "look-back" feature in the plan, which ng with the other provisions of the plan allows the ESPP to remain oncompensatory" under the standard. The adoption of SFAS 123R imarily impacts "Compensation and benefits" expense in our consolidated tement of earnings by changing prospectively our method of measuring d recognizing compensation expense on share-based awards from cognizing forfeitures as incurred to estimating forfeitures. The effect of is change as it relates to prior periods is reflected in "Cumulative effect of ange in accounting principle, net of tax" in the consolidated statement earnings. In the year ended 2006, we recorded an increase in income of .2 million, net of tax, for the cumulative effect of this accounting change.

e Note 7 for additional information on stock-based compensation.

INCOME TAXES

We account for income taxes under the asset and liability method. We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between (1) the financial statement carrying amounts of existing assets and liabilities and (2) their respective tax bases, and operating loss and tax credit carryforwards. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which we expect those temporary differences to be recovered or settled. We recognize in income the effect on deferred tax assets and liabilities of a change in tax rates in the period that includes the enactment date.

See Note 9 for additional information on income taxes.

SELF-INSURANCE PROGRAMS

In our Americas business, and in common with many other American companies, we have chosen to retain certain risks regarding health insurance and workers' compensation rather than purchase third-party insurance. Estimating our exposure to such risks involves subjective judgments about future developments. We engage the services of an independent actuary on an annual basis to assist us in quantifying our potential exposure. Additionally, we supplement our traditional global insurance program by the use of a captive insurance company to provide professional indemnity and employment practices insurance on a "claims made" basis. As professional indemnity claims can be complex and take a number of years to resolve, we are required to estimate the ultimate cost of claims.

- Health Insurance—We self-insure our health benefits for all U.S.-based employees, although we purchase stop loss coverage on an annual basis to limit our exposure. We self-insure because we believe that on the basis of our historic claims experience, the demographics of our workforce and trends in the health insurance industry, we incur reduced expense by self-insuring our health benefits as opposed to purchasing health insurance through a third party. We engage an actuary who specializes in health insurance to estimate our likely full-year cost at the beginning of the year and expense this cost on a straight-line basis throughout the year. In the fourth quarter, we employ the same actuary to estimate the required reserve for unpaid health costs we would need at year-end.
- Workers' Compensation Insurance—Given our belief, based on historical experience, that our workforce has experienced lower costs than is normal for our industry, we have been self-insured for worker's compensation insurance for a number of years. We purchase stop loss coverage to limit our exposure to large, individual claims. On a periodic basis we accrue using various state rates based on job classifications. On an annual basis in the third quarter, we engage an independent actuary who specializes in workers' compensation to estimate our exposure based on actual experience. Given the significant judgmental issues involved in this evaluation, the actuary provides us a range of potential exposure and we reserve within that range. We accrue the estimated adjustment to revenues for the differences between the actuarial estimate and our reserve on a periodic basis.

PART TWO

- Captive Insurance Company—In order to better manage our global insurance program and support our risk management efforts, we supplement our traditional insurance program by the use of a wholly-owned captive insurance company to provide professional indemnity and employment practices liability insurance coverage on a "claims made" basis. The level of risk retained by our captive is up to $2.5 million per claim (dependent upon location) and up to $12.5 million in the aggregate.

Professional indemnity insurance claims can be complex and take a number of years to resolve. Within our captive insurance company, we estimate the ultimate cost of these claims by way of specific claim reserves developed through periodic reviews of the circumstances of individual claims, as well as reserves against current year exposures on the basis of our historic loss ratio. The increase in the level of risk retained by the captive means we would expect that the amount and the volatility of our estimate of reserves will be increased over time. With respect to the consolidated financial statements, when a potential loss event occurs, management estimates the ultimate cost of the claims and accrues the related cost in accordance with SFAS No. 5, "Accounting for Contingencies" ("SFAS 5").

FAIR VALUE OF FINANCIAL INSTRUMENTS

Our financial instruments include cash and cash equivalents, receivables, accounts payable, notes payable and foreign currency exchange contracts. The estimated fair value of cash and cash equivalents, receivables and payables approximates their carrying amounts due to the short maturity of these instruments. The estimated fair value of our revolving credit facility and short-term borrowings approximates their carrying value due to their variable interest rate terms. The fair values of forward foreign exchange contracts are estimated to be a loss of $0.2 million as of December 31, 2006, determined by valuing the net position of the contracts using the applicable spot rates and forward rates as of the reporting date; see further discussion in "Derivatives and Hedging Activities" immediately below.

DERIVATIVES AND HEDGING ACTIVITIES

We apply FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended by FASB Statement No. 138, "Accounting For Certain Derivative Instruments and Certain Hedging Activities," when accounting for derivatives and hedging activities.

As a firm, we do not enter into derivative financial instruments for trading or speculative purposes. However, in the normal course of business we do use derivative financial instruments in the form of forward foreign currency exchange contracts to manage selected foreign currency risks. At December 31, 2006, we had forward exchange contracts in effect with a gross notional value of $379.3 million ($357.3 million on a net basis) with a market and carrying loss of $0.2 million. This carrying loss is offset by a carrying gain in associated intercompany loans such that the net impact to earnings is not significant.

In the past we have used interest rate swap agreements to limit the impact of changes in interest rates on earnings and cash flows. We did not use any interest rate swap agreements in 2006 or in 2005, and there were no such agreements outstanding as of December 31, 2006.

We require that hedging derivative instruments be effective in reduci the exposure that they are designated to hedge. This effectiveness is essential to qualify for hedge accounting treatment. Any derivative instrument used for risk management that does not meet the hedging criteria is marked-to-market each period with changes in unrealized gains or losses recognized currently in earnings.

We hedge any foreign currency exchange risk resulting from intercomp loans through the use of foreign currency forward contracts. SFAS 13 requires that unrealized gains and losses on these derivatives be recogni currently in earnings. The gain or loss on the re-measurement of the for currency loan accounts being hedged is also recognized in earnings. T net impact on our earnings of the unrealized gain on foreign currency contracts, offset by the loss resulting from remeasurement of foreign currency transactions, for 2006 and 2005 was not significant.

FOREIGN CURRENCY TRANSLATION

The financial statements of our subsidiaries located outside the United States, except those subsidiaries located in highly inflationary economies, are measured using the local currency as the functional currency. The assets and liabilities of these subsidiaries are translated at rates of exchange at the balance sheet date with the resulting translatio adjustments included in the balance sheet as a separate component of shareholders' equity (accumulated other comprehensive income (loss) and in the statement of earnings (other comprehensive income—foreig currency translation adjustments). Income and expenses are translated the average monthly rates of exchange. Gains and losses from foreign currency transactions are included in net earnings. For subsidiaries operat in highly inflationary economies, the associated gains and losses from balance sheet translation adjustments are included in net earnings.

The effects of foreign currency translation on cash and cash equivalent are reflected in cash flows from operating activities on the Consolidate Statement of Cash Flows.

CASH HELD FOR OTHERS

We manage significant amounts of cash and cash equivalents in our rol as agent for our investment and property management clients. We do n include such amounts in our Consolidated Financial Statements.

COMMITMENTS AND CONTINGENCIES

We are subject to various claims and contingencies related to lawsuits, taxes and environmental matters as well as commitments under contract obligations. Many of these claims are covered under our current insuran programs, subject to deductibles. We recognize the liability associated wi a loss contingency when a loss is probable and estimable in accordance with SFAS 5. Our contractual obligations generally relate to the provisio of services by us in the normal course of our business.

See Note 13 for additional information on commitments and contingenci

NINGS PER SHARE; NET INCOME AVAILABLE TO COMMON SHAREHOLDERS

difference between basic weighted average shares outstanding and diluted weighted average shares outstanding represents the dilutive impact of nmon stock equivalents. Common stock equivalents consist primarily of shares to be issued under employee stock compensation programs and standing stock options whose exercise price was less than the average market price of our stock during these periods.

the years ended December 31, 2006, 2005 and 2004, respectively, we did not include in the weighted average shares outstanding the shares that had n repurchased and which are held by one of our subsidiaries. We calculate net income available to common shareholders by subtracting dividend-ivalents paid on outstanding but unvested shares of restricted stock units, net of tax, from net income. See "Market for Registrant's Common Equity, ated Shareholder Matters and Issuer Purchases of Equity Securities" in Item 5 for additional information regarding our share repurchase activity l current dividend practice.

following table details the calculations of basic and diluted earnings per common share ($ in thousands, except share data) for each of the three rs ended December 31, 2006.

	2006	2005	2004
t income before cumulative effect of change in accounting principle	$ 175,221	103,672	64,242
mulative effect of change in accounting principle, net of tax	1,180	—	—
t income	176,401	103,672	64,242
vidends on unvested common stock, net of tax	1,057	385	-
t income available to common shareholders	175,344	103,287	64,242
sic income per common share before cumulative effect of change in accounting principle	$ 5.50	3.30	2.08
mulative effect of change in accounting principle, net of tax	0.03	—	—
vidends on unvested common stock, net of tax	(0.03)	(0.01)	—
sic earnings per common share	$ 5.50	3.29	2.08
sic weighted average shares outstanding	31,872,112	31,383,828	30,887,868
lutive impact of common stock equivalents:			
tstanding stock options	316,914	590,571	451,865
vested stock compensation programs	1,258,913	1,134,862	1,505,548
luted weighted average shares outstanding	33,447,939	33,109,261	32,845,281
luted income per common share before cumulative effect of change in accounting principle	$ 5.24	3.13	1.96
mulative effect of change in accounting principle, net of tax	0.03	—	—
vidends on unvested common stock, net of tax	(0.03)	(0.01)	—
luted earnings per common share	$ 5.24	3.12	1.96

ew Accounting Standards

COUNTING FOR UNCERTAINTY IN INCOME TAXES

June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in come Taxes." FIN 48 clarifies the accounting for uncertainty in income xes recognized in accordance with SFAS 109, "Accounting for Income axes." The evaluation of a tax position in accordance with FIN 48 is a o-step process. First, the Company determines whether it is more likely an not that a tax position will be sustained upon examination based on e technical merits of the position. Second, a tax position that meets the ore-likely-than-not threshold is measured to determine the amount of enefit to recognize in the financial statements. The tax position is measured the largest amount of benefit that is greater than 50 percent likely of eing realized upon ultimate settlement. Tax positions that previously iled to meet the more-likely-than-not recognition threshold should be cognized in the first subsequent reporting period in which the threshold met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent reporting period in which the threshold is no longer met. The Company is required to apply the guidance of FIN 48 beginning January 1, 2007. Management believes that the application of FIN 48 will not have a material impact on our consolidated financial statements.

FAIR VALUE MEASUREMENTS

In September 2006, the FASB issued SFAS 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies to accounting pronouncements that require or permit fair value measurements, except for share-based payment transactions under SFAS 123R. The Company is required to apply the guidance of SFAS 157 beginning January 1, 2008. Management has not yet determined what impact the application of SFAS 157 will have on our consolidated financial statements.

ACCOUNTING FOR DEFINED BENEFIT PENSION AND OTHER POSTRETIREMENT PLANS

In September 2006, the FASB issued SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." SFAS 158 does not change the basic approach to measuring plan assets, benefit obligations, or annual net periodic benefit cost in accordance with SFAS 87, "Employers' Accounting for Pensions," but requires recognition on the balance sheet of the funded status of a defined benefit postretirement plan as an asset or liability, with changes in the funded status recognized in comprehensive income. The Company is required to apply the guidance of SFAS 158 in preparation of our consolidated financial statements for the year ended December 31, 2006. See Note 8 for detail of the $3.7 million, net of tax, reduction in accumulated other comprehensive income that the application of SFAS 158 has on our consolidated financial statements as of December 31, 2006.

THE EFFECT OF PRIOR YEAR ERRORS ON CURRENT YEAR MATERIALITY EVALUATIONS

In September 2006, the SEC Staff issued SAB 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB 108 requires SEC registrants to consider the effect of all carry over and reversing effects of uncorrected errors in previous years when quantifying errors in current year financial statements. The Company is required to apply the guidance of SAB 108 in preparation of our consolidated financial statements for the year ended December 31, 2006. The application of SAB 108 has resulted in no adjustment to our consolidated financial statements as of and for the year ended December 31, 2006.

(3) Business Segments

We manage and report our operations as four business segments:

(i) Investment Management, which offers money management services on a global basis, and

The three geographic regions of Investor and Occupier Services ("IOS"):

(ii) Americas,

(iii) Europe, Middle East and Africa ("EMEA") and

(iv) Asia Pacific

The Investment Management segment provides money management services to institutional investors and high-net-worth individuals. Eac geographic region offers our full range of Investor Services, Capital Markets and Occupier Services. The IOS business consists primarily of tenant representation and agency leasing, capital markets, real estate investment banking and valuation services (collectively "implementati services"); and property management, facilities management, and proj and development services (collectively "management services").

Total revenue by industry segment includes revenue derived from servi provided to other segments. Operating income represents total revenu less direct and indirect allocable expenses. We allocate all expenses, ot than interest and income taxes, as nearly all expenses incurred benefit one or more of the segments. Allocated expenses primarily consist of corporate global overhead, including certain globally managed stock-ba compensation programs. These corporate global overhead expenses are allocated to the business segments based on the relative revenue of each segment.

Our measure of segment operating results excludes restructuring charg See Note 4 for a detailed discussion of these restructuring charges. We have determined that it is not meaningful to investors to allocate these restructuring charges to our segments. Also, for segment reporting we continue to show equity earnings from unconsolidated ventures within our revenue line, especially since it is a very integral part of our Investment Management segment. The Chief Operating Decision Make of Jones Lang LaSalle measures the segment results without restructuri charges, but with equity in earnings from real estate ventures included segment revenues. We define the Chief Operating Decision Maker collectiv as our Global Executive Committee, which is comprised of our Global Chief Executive Officer, Global Chief Operating and Financial Officer a the Chief Executive Officers of each of our reporting segments.

As stated in Note 2, we have reclassified certain prior year amounts to conform to the current presentation.

nmarized financial information by business segment for 2006, 2005 2004 are as follows ($ in thousands):

STOR AND OCCUPIER SERVICES	2006	2005	2004
ericas			
enue:			
ansaction services	$ 316,752	201,460	181,405
anagement services	292,270	223,604	181,778
quity earnings	700	565	467
ther services	12,420	8,657	6,371
tersegment revenue	3,234	1,026	1,187
	625,376	435,312	371,208
erating expenses:			
ompensation, operating and administrative expenses	537,783	370,184	303,534
epreciation and amortization	22,040	14,788	14,161
perating income	$ 65,553	50,340	53,513
IEA			
venue:			
ransaction services	$ 556,792	385,869	334,586
lanagement services	113,515	95,179	96,671
quity (losses)	(362)	(221)	—
ther services	9,394	12,006	11,361
	679,339	492,833	442,618
erating expenses:			
ompensation, operating and administrative expenses	616,824	458,180	413,587
epreciation and amortization	18,511	10,124	10,792
perating income	$ 44,004	24,529	18,239
ia Pacific			
venue:			
ransaction services	$ 199,037	162,574	130,400
lanagement services	130,514	108,689	88,825
quity earnings (losses)	1,802	(66)	—
ther services	5,624	1,716	2,132
ntersegment revenue	89	—	—
	337,066	272,913	221,357
erating expenses:			
ompensation, operating and administrative expenses	311,379	245,356	205,434
Depreciation and amortization	7,042	7,545	7,167
Operating income	$ 18,645	20,012	8,756

Investment Management			
Revenue:			
Transaction and other services	$ 28,573	19,593	12,027
Advisory fees	178,087	127,880	101,382
Incentive fees	170,600	43,383	20,020
Equity earnings	7,081	11,878	16,980
Intersegment revenue	(3)	—	—
	384,338	202,734	150,409
Operating expenses:			
Compensation, operating and administrative expenses	258,613	150,953	117,332
Depreciation and amortization	1,371	1,378	1,261
Operating income	$ 124,354	50,403	31,816
Segment Reconciling Items:			
Total segment revenue	$ 2,026,119	1,403,792	1,185,592
Intersegment revenue eliminations	(3,320)	(1,026)	(1,187)
Reclassification of equity earnings	(9,221)	(12,156)	(17,447)
Total revenue	2,013,578	1,390,610	1,166,958
Total segment operating expenses	1,773,563	1,258,508	1,073,268
Intersegment operating expense eliminations	(3,320)	(1,026)	(1,187)
Total operating expenses before restructuring charges (credits)	1,770,243	1,257,482	1,072,081
Restructuring charges (credits)	(744)	1,377	5,356
Operating income	$ 244,079	131,751	89,521

Identifiable assets by segment are those assets that are used by or are a result of each segment's business. Corporate assets are principally cash and cash equivalents, office furniture and computer hardware and software.

PART TWO

The following table reconciles segment identifiable assets to consolidated assets, investments in real estate ventures to consolidated investments in real estate ventures and property and equipment expenditures to consolidated property and equipment expenditures.

	2006			2005			20
($ IN THOUSANDS)	IDENTIFIABLE ASSETS	INVESTMENTS IN REAL ESTATE VENTURES	PROPERTY AND EQUIPMENT EXPENDITURES	IDENTIFIABLE ASSETS	INVESTMENTS IN REAL ESTATE VENTURES	PROPERTY AND EQUIPMENT EXPENDITURES	PROPERTY AN EQUIPMEN EXPENDITURE
Investor and Occupier Services:							
Americas	$ 697,128	7,436	34,310	420,583	5,376	7,354	8,50
EMEA	455,650	12,795	19,697	299,819	2,013	13,146	10,51
Asia Pacific	256,325	—	8,495	200,179	—	8,086	6,81
Investment Management	259,456	111,558	1,539	182,216	81,321	907	92
Corporate	61,389	—	9,936	41,972	—	12,004	4,72
Consolidated	$ 1,729,948	131,789	73,977	1,144,769	88,710	41,497	31,48

The following table sets forth the 2006 revenues and assets from our most significant currencies ($ in thousands). The euro revenues and assets include our businesses in France, Germany, Italy, Ireland, Spain, Portugal, Holland, Belgium and Luxembourg.

	TOTAL REVENUE	TOTAL ASSETS
United States Dollar	$ 898,571	897,919
United Kingdom Pound	352,098	308,915
Euro	341,989	224,005
Australian Dollar	126,823	93,616
Other Currencies	294,097	205,493
	$ 2,013,578	1,729,948

We face restrictions in certain countries that limit or prevent the transfer of funds to other countries or the exchange of the local currency to other currencies.

(4) Restructuring Charges (Credits)

For the years ended December 31, 2006, 2005 and 2004, net restructuring charges (credits) totaled $(0.7) million, $1.4 million, and $5.3 million, respectively. These charges (credits) are made up of the following ($ in millions):

LAND INVESTMENT AND DEVELOPMENT GROUP

In 2001, we closed our non-strategic residential land business in the Americas region of the Investment Management segment. Sales of assets from this business resulted in gains of $0.7 million and $0.4 million for the years ended December 31, 2006 and 2005, respectively. There were $0.6 million of net charges in 2004. As of December 31, 2004, all assets in the Land Investment Group had been written down to a net book value of $0.

We have provided $0.7 million of guarantees associated with the Land Investment Group portfolio. We expect these investments to be liquidated by the end of 2007. Future credits relating to the liquidation process will be recorded to restructuring charges (credits) if further cash is received.

BUSINESS RESTRUCTURINGS

Business restructuring charges include severance and professional fees associated with the realignment of our business. Actual costs incurred vary from original estimates as a result of the identification of addition facts and circumstances, the complexity of international labor law, developments in the underlying business resulting in the unforeseen reallocation of resources and better or worse than expected settlement discussions. There were no business restructuring charges during the year ended December 31, 2006. There were $1.8 million and $4.2 millio of net severance charges for the years ended December 31, 2005 and 20 respectively. Additional charges for the year ended December 31, 2004 $0.5 million related to operating, administrative and other expenses resulted from updates to the identification and valuation of excess lease space made in prior periods.

(5) Business Combinations, Goodwill and Other Intangible Asse

In January 2006, we acquired Spaulding & Slye, a privately-held real estate services and investment company with offices in Boston and Washington, D.C. Spaulding & Slye delivers full-scale development, leasi management, investment sales, construction and structured finance servic to corporate, institutional and investor clients. Terms for the transactio which was financed with Jones Lang LaSalle's existing revolving credit facility, were $150 million cash paid at closing with provisions for additional consideration and an earn-out that is subject to certain contra provisions and performance of the acquired business. The fair value of the additional consideration is recorded as "Deferred business acquisitic obligations" on our consolidated balance sheet, and consists of $20 millic and $15 million to be paid in January 2008 and December 2008, respective Payment of the earn-out is subject to the achievement of certain performan conditions, and will be recorded at the time those conditions are met; th earn-out will be recorded only if the related conditions are achieved. Intangible assets with finite useful lives, including the value of customer relationships acquired, certain restrictive agreements, and use of the Spaulding & Slye Investments name were attributed a total value of $41.6 million, and are being amortized over lives ranging from 3 to 10 year The remaining direct costs of acquisition were attributed to goodwill.

lay 2006, we acquired Rogers Chapman, a privately-held specialist
nmercial real estate advisor in the United Kingdom. In June 2006, we
uired The Littman Partnership, a privately-held specialist-planning
iness, also in the United Kingdom. Aggregate consideration for the
transactions included cash paid at closing totaling 7.8 million pounds
ling ($14.4 million) with provisions for additional consideration and
n-outs subject to certain contract provisions and performance of the
uired business. The fair value of the additional consideration is
orded in "Deferred business acquisition obligations" on our consolidated
ance sheet, and consists of 0.6 million pounds sterling ($1.1 million) to
paid in 2009. Earn-out payments are subject to the achievement of certain
formance conditions, and will be recorded at the time those conditions
met; each earn-out will be recorded only if the related conditions are
ieved. Intangible assets with finite useful lives, including the value of
tomer relationships acquired and certain restrictive agreements, were
ributed a total value of 0.5 million pounds sterling ($0.9 million), and
being amortized over lives of up to 3 years. The remaining direct costs
acquisitions were attributed to goodwill.

September 2006, we acquired RSP Group, a Dubai-based real estate
estment and advisory firm, for $14 million cash paid at closing with
ovisions for earn-outs subject to certain contract provisions and
formance of the acquired business. Earn-out payments are subject to
achievement of certain performance conditions, and will be recorded
the time those conditions are met; each earn-out will be recorded only
the related conditions are achieved. Intangible assets with finite useful
es, including the value of customer relationships acquired and certain
trictive agreements, were attributed a total value of $1.9 million, and
being amortized over lives of up to 3 years. The remaining direct costs
acquisition were attributed to goodwill.

October 2006, we acquired areAZero, a leading occupier fit-out business
Spain. Aggregate consideration for the transaction will be determined
sed on operational performance of the acquired business over a three
ar earn-out period. Intangible assets with finite useful lives, including the
lue of customer relationships acquired and certain restrictive agreements,
ere attributed a total value of euro 0.7 million ($0.9 million), and are
ing amortized over lives of up to 3 years. Compensation expense of
ro 0.2 million ($0.3 million) is recorded over the term of employment-
lated provisions. The remaining direct costs of euro 6.1 million ($7.7
illion) paid upon acquisition represented an advance on projected
erational performance over the three year earn-out period and were
assified as other long-term assets; such amounts will be adjusted in
ture periods when additional advances are paid, or previously paid
lvances are recaptured, and the total of net advances will be reclassified
goodwill when the total purchase price becomes determinable at the
nd of the earn-out period.

In June 2005, the Americas IOS business completed the acquisition of ThompsonCalhounFair Hotel Brokerage, a hotel real estate broker and advisory firm, for $4.5 million cash paid at closing. The acquisition extends the Americas' service delivery capabilities to clients operating in the select service hotel sector. Existing contract relationships were valued at $1.1 million and recorded to intangible assets with finite useful lives; $1.0 million of the cash paid at closing is recorded to compensation expense over the term of employment-related provisions; the remaining direct costs of acquisition were attributed to goodwill.

We have $558.1 million of unamortized intangibles and goodwill as of December 31, 2006 that are subject to the provisions of SFAS 142. A significant portion of these unamortized intangibles and goodwill are denominated in currencies other than U.S. dollars, which means that a portion of the movements in the reported book value of these balances are attributable to movements in foreign currency exchange rates. The tables below set forth further details on the foreign exchange impact on intangible and goodwill balances. Of the $558.1 million of unamortized intangibles and goodwill, $520.5 million represents goodwill with indefinite useful lives, which is not amortized. The remaining $37.6 million of identifiable intangibles (principally representing management contracts acquired) will be amortized over their remaining finite useful lives.

PART TWO

The following table sets forth, by reporting segment, the movements in the gross carrying amount and accumulated amortization of our goodwill with indefinite useful lives ($ in thousands):

	INVESTOR AND OCCUPIER SERVICES				
	AMERICAS	EMEA	ASIA PACIFIC	INVESTMENT MANAGEMENT	CONSOLIDATE
Gross Carrying Amount					
Balance as of January 1, 2005	$ 181,530	69,259	94,883	36,032	$ 381,70
Additions	3,722	—	—	—	3,72
Reclassifications	87	5,715	240	(5,583)	45
Impact of exchange rate movements	—	(7,683)	(2,571)	(2,450)	(12,70
Balance as of January 1, 2006	185,339	67,291	92,552	27,999	373,18
Additions	143,289	27,159	—	—	170,44
Impact of exchange rate movements	—	10,044	3,011	2,495	15,55
Balance as of December 31, 2006	$ 328,628	104,494	95,563	30,494	$ 559,17
Accumulated Amortization					
Balance as of January 1, 2005	$ (15,458)	(5,127)	(6,733)	(11,072)	$ (38,39
Reclassifications	—	(1,270)	—	1,270	—
Impact of exchange rate movements	1	642	(92)	389	94
Balance as of January 1, 2006	(15,457)	(5,755)	(6,825)	(9,413)	(37,45
Impact of exchange rate movements	—	(674)	(213)	(364)	(1,25
Balance as of December 31, 2006	$ (15,457)	(6,429)	(7,038)	(9,777)	$ (38,70
Net book value	$ 313,171	98,065	88,525	20,717	$ 520,47

The following table sets forth, by reporting segment, the movements in the gross carrying amount and accumulated amortization of our intangibles with finite useful lives ($ in thousands):

	INVESTOR AND OCCUPIER SERVICES				
	AMERICAS	EMEA	ASIA PACIFIC	INVESTMENT MANAGEMENT	CONSOLIDATED
Gross Carrying Amount					
Balance as of January 1, 2005	$ 39,925	783	3,172	5,712	$ 49,592
Additions	1,408	—	—	—	1,408
Reclassifications	(87)	(132)	(240)	—	(459)
Impact of exchange rate movements	64	(80)	(193)	(581)	(790)
Balance as of January 1, 2006	41,310	571	2,739	5,131	49,751
Additions	41,619	3,668	—	—	45,287
Impact of exchange rate movements	—	210	226	703	1,139
Balance as of December 31, 2006	$ 82,929	4,449	2,965	5,834	$ 96,177
Accumulated Amortization					
Balance as of January 1, 2005	$ (32,440)	(612)	(2,478)	(5,712)	$ (41,242)
Amortization expense	(4,794)	—	(388)	—	(5,182)
Impact of exchange rate movements	(3)	41	445	581	1,064
Balance as of January 1, 2006	(37,237)	(571)	(2,421)	(5,131)	(45,360)
Amortization expense	(9,845)	(1,948)	(317)	—	(12,110)
Impact of exchange rate movements	(45)	(149)	(227)	(703)	(1,124)
Balance as of December 31, 2006	$ (47,127)	(2,668)	(2,965)	(5,834)	$ (58,594)
Net book value	$ 35,802	1,781	—	—	$ 37,583

T TWO

aining estimated future amortization expense for our intangibles finite useful lives ($ in millions):

7	$ 7.2
8	6.8
9	3.8
0	3.5
1	3.5
reafter	12.8
al	$ 37.6

Investments in Real Estate Ventures

f December 31, 2006, we had total investments and loans of $129.5 million pproximately 30 separate property or fund co-investments. We also a $2.3 million investment in LoopNet, Inc. as of December 31, 2006. pNet operates an online marketplace for commercial real estate in the ted States, and delivers technology and information services to nmercial real estate organizations to manage their online listing sence and property marketing. We account for our investment in pNet as an investment in available-for-sale securities under SFAS 115; sold our LoopNet investment during January 2007 for $2.4 million.

h respect to certain co-investment indebtedness, in the event that the lerlying co-investment loans default, we also have repayment guarantees hird-party financial institutions of $0.7 million outstanding at ember 31, 2006.

lowing is a table summarizing our investments in real estate ventures n millions):

E OF INTEREST	PERCENT OWNERSHIP OF REAL ESTATE LIMITED PARTNERSHIP VENTURE	ACCOUNTING METHOD	CARRYING VALUE
neral partner	0% to 1%	Equity	0.2
nited partner with dvisory agreements	<1% to 48.72%	Equity	129.2
uity method			$ 129.4
nited partner without dvisory agreements	<1% to 5%	Cost	0.1
otal			$ 129.5

e utilize two investment vehicles to facilitate the majority of our -investment activity. LaSalle Investment Company I ("LIC I") is a series four parallel limited partnerships which serve as our investment vehicle substantially all co-investment commitments made through ecember 31, 2005. LaSalle Investment Company II ("LIC II"), formed in nuary 2006, is comprised of two parallel limited partnerships which ve as our investment vehicle for most new co-investments. LIC I and C II invest in certain real estate ventures that own and operate mmercial real estate.

s of December 31, 2006, we have an effective 47.85% ownership interest LIC I, and an effective 48.72% ownership interest in LIC II; primarily stitutional investors hold the remaining 52.15% and 51.28% interests in C I and LIC II, respectively. We account for our investments in LIC I and LIC II under the equity method of accounting in the accompanying consolidated financial statements. Additionally, a non-executive Director of Jones Lang LaSalle is an investor in LIC I on equivalent terms to other investors.

At December 31, 2006, LIC I and LIC II have unfunded capital commitments of $127.3 million and $160.6 million, respectively, of which our 47.85% and 48.72% shares are $60.9 million and $78.2 million, respectively, for future fundings of co-investments. These $60.9 million and $78.2 million commitments are part of our maximum potential unfunded commitments to LIC I and LIC II at December 31, 2006, which are euro 48.3 million ($63.8 million) and $338.4 million, respectively.

During January 2007, LIC II completed its final investor closing, which included increases in institutional investor capital commitments and an increase in our commitment to LIC II. We now have an effective 48.78% ownership interest in LIC II; primarily institutional investors hold the remaining 51.22% interest. Upon the final investor closing, LIC II's unfunded capital commitment for future fundings of co-investments remained at $160.6 million, of which our 48.78% share was $78.3 million. Our maximum potential unfunded commitment to LIC II increased to $458.4 million.

LIC I's and LIC II's exposures to liabilities and losses of the ventures are limited to their existing capital contributions and remaining capital commitments. We expect that LIC I will draw down on our commitment over the next three to five years to satisfy its existing commitments to underlying funds, and that LIC II will draw down on our commitment over the next six to eight years as it enters into new commitments. Our Board of Directors has endorsed the use of our co-investment capital in particular situations to control or bridge finance existing real estate assets or portfolios to seed future investments within LIC II. The purpose is to accelerate capital raising and growth in assets under management. Approvals for such activity are handled consistently with those of the Firm's co-investment capital.

As of December 31, 2006, LIC I maintains a euro 25 million ($33.0 million) revolving credit facility (the "LIC I Facility"), and LIC II maintains a $200 million revolving credit facility (the "LIC II Facility"), principally for their working capital needs. The capacity in the LIC II Facility contemplates potential bridge financing opportunities. Each facility contains a credit rating trigger and a material adverse condition clause. If either of the credit rating trigger or the material adverse condition clauses become triggered, the facility to which that condition relates would be in default and outstanding borrowings would need to be repaid. Such a condition would require us to fund our pro-rata share of the then outstanding balance on the related facility, which is the limit of our liability. The maximum exposure to Jones Lang LaSalle, assuming that the LIC I Facility were fully drawn, would be euro 12.0 million ($15.8 million); assuming that the LIC II Facility were fully drawn, the maximum exposure to Jones Lang LaSalle would be $97.4 million. Each exposure is included within and cannot exceed our maximum potential unfunded commitments to LIC I of euro 48.3 million ($63.8 million) and to LIC II of $338.4 million (expanded to $458.4 million in January 2007) as discussed above. As of December 31, 2006, LIC I had euro 10.2 million ($13.5 million) of

PART TWO

outstanding borrowings on the LIC I Facility, and LIC II had $1.3 million of outstanding borrowings on the LIC II Facility.

The following table summarizes the discussion above relative to LIC I and LIC II ($ in millions):

	DECEMBER 31, 2006—LIC I	DECEMBER 31, 2006—LIC II	JANUARY 2007 (POST-CLOSE) LIC II
Our effective ownership interest in co-investment vehicle	47.85%	48.72%	48.78%
Our maximum potential unfunded commitments to LIC I and LIC II	$ 63.8	$ 338.4	$ 458.4
Our share of unfunded capital commitments to underlying funds	60.9	78.2	78.3
Our maximum exposure assuming facilities are fully drawn	15.8	97.4	97.4
Our share of exposure on outstanding borrowings	6.5	0.6	0.6

Exclusive of our LIC I and LIC II commitment structures, we have potential obligations related to unfunded commitments to other real estate ventures, the maximum of which is $10.5 million at December 31, 2006.

For the year ended December 31, 2006, funding of co-investments exceeded return of capital by $44.3 million. We expect to continue to pursue co-investment opportunities with our real estate money management clients in the Americas, EMEA and Asia Pacific. Co-investment remains very important to the continued growth of Investment Management. The net co-investment funding for 2007 is anticipated to be between $50 and $60 million (planned co-investment less return of capital from liquidated co-investments).

The following table summarizes the combined financial information for the unconsolidated ventures (including those that are held via LIC I and LIC II), accounted for under the equity method of accounting ($ in millions):

	2006	2005	2004
Balance Sheet:			
Investments in real estate, net of depreciation	$ 10,676.2	5,221.5	3,552.7
Total assets	$ 13,988.3	6,832.9	4,331.6
Mortgage indebtedness	$ 5,983.2	3,453.5	1,915.8
Other borrowings	926.4	464.6	14.2
Total liabilities	$ 8,079.4	4,548.8	2,748.4
Total equity	$ 5,908.9	2,284.1	1,583.2
Statements of operations:			
Revenues	$ 714.6	501.5	547.8
Net earnings	$ 64.4	243.0	212.9

The following table shows our interests in these unconsolidated ventu ($ in millions):

	2006	2005	2
Loans to real estate ventures	$ 3.5	3.5	4
Equity investments in real estate ventures	126.0	85.2	68
Total investments in real estate ventures	$ 129.5	88.7	73
Equity in earnings from real estate ventures recorded by Jones Lang LaSalle	$ 9.2	12.2	17

The loans of $3.5 million to real estate ventures bear interest rates rang from 7.25% to 8.0% and are to be repaid by 2008.

Impairment—We apply the provisions of APB 18, SAB 59, and SFAS 1 when evaluating investments in real estate ventures for impairment, including impairment evaluations of the individual assets underlying c investments. There were no impairment charges in equity earnings in 20 There were $1.8 million of such impairment charges to equity earnings 2005, representing our equity share of the impairment charges against individual assets held by these ventures. There were $1.1 million of suc charges to equity earnings in 2004.

(7) Stock Option and Stock Compensation Plans

The Jones Lang LaSalle Amended and Restated Stock Award and Incentive Plan ("SAIP") provides for the granting of various stock awar to eligible employees of Jones Lang LaSalle. Such awards include restric stock units and options to purchase a specified number of shares of comm stock. Under the plan, the total number of shares available to be issued 12,110,000. There were approximately 2.8 million shares available for grant under the SAIP at December 31, 2006.

We adopted SFAS 123 (revised 2004), "Share-Based Payment" ("SFAS 123I as of January 1, 2006 using the modified prospective approach. The adopti of SFAS 123R primarily impacts Compensation and benefits expense in our Consolidated Statement of Earnings by changing prospectively our method of measuring and recognizing compensation expense on share-bas awards from recognizing forfeitures as incurred to estimating forfeiture The effect of this change as it relates to prior periods is reflected in "Cumulative effect of change in accounting principle, net of tax" in the Consolidated Statement of Earnings. In the year ended December 31, 20(we recorded an increase in income of $1.2 million, net of tax, for the cumulative effect of this accounting change.

litionally, employees age 55 or older, with a sum of age plus years of ice with the Company which meets or exceeds 65, are eligible to be sidered for receipt of retirement benefits upon departure from the npany. These criteria trigger application of certain provisions of SFAS 123R ereby compensation expense for restricted stock unit awards granted mployees meeting the established criteria after our January 1, 2006 ption of SFAS 123R should be accelerated such that all expense for an bloyee's award is recognized by the time that employee meets the eria to be considered for retirement eligibility. Restricted stock unit ırds with a value of $2.5 million granted in 2006 were subject to these visions of SFAS 123R.

ccordance with SFAS 123R, we will continue to recognize compensation t over the stated vesting periods for awards granted prior to January 1, 2006 il the earlier of the completion of the stated vesting period for such ırds or the date actual retirement occurs. If we had applied the stantive vesting period provisions of SFAS 123R (including the impact of irement eligibility) for awards issued before our adoption of SFAS 123R, orded compensation expense would have been reduced by $0.8 million the year ended December 31, 2006, as such amortization would have n recognized in prior years.

prior years, in accordance with SFAS 123, as amended by SFAS 148, we not recognize compensation cost on stock option awards. These ovisions allowed entities to continue to apply the intrinsic value-based thod under the provisions of APB 25. Accordingly, we provided disclosure pro forma net income and net income per share as if the fair value-sed method, defined in SFAS 123, as amended by SFAS 148, had been plied. We have recognized other stock awards (including various grants restricted stock units and offerings of discounted stock purchases der employee stock purchase plans) as compensation expense over the sting period of those awards pursuant to APB 25 prior to January 1, 2006, d subsequently in accordance with SFAS 123R.

are-based compensation expense is included within the "Compensation d benefits" line of our consolidated statement of earnings. Share-based mpensation expense for the years ended December 31, 2006, 2005 and 04, respectively, consisted of the following ($ in thousands):

	2006	2005	2004
ock option awards	$ 83	—	—
stricted stock unit awards	39,770	28,900	19,874
PP	—	—	—
K SAYE	226	(9)	177
	$ 40,079	28,891	20,051

nternal Revenue Code Section 401(k) for our eligible U.S. employees. ontributions under the qualified profit sharing plan are made via a

The following table provides net income and pro forma net income per common share as if the fair value-based method had been applied to all awards for the years ended December 31, 2005 and 2004, respectively ($ in thousands, except per share data):

	2005	2004
Net income available to common shareholders, as reported	$ 103,287	64,242
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	24,710	16,280
Deduct: Total stock-based employee compensation expense determined under fair-value-based method for all awards, net of related tax effects	(28,025)	(19,098)
Pro forma net income	$ 99,972	61,424
Net earnings per share:		
Basic—as reported	$ 3.29	2.08
Basic—pro forma	$ 3.19	1.99
Diluted—as reported	$ 3.12	1.96
Diluted—pro forma	$ 3.02	1.87

STOCK OPTION AWARDS

We have granted stock options at the market value of common stock at the date of grant. Our options vest at such times and conditions as the Compensation Committee of our Board of Directors determines and sets forth in the award agreement; the most recent options granted (in 2003) vest over periods of up to five years. As a result of a change in compensation strategy, we do not currently use stock option grants as part of our employee compensation program; no options were granted in 2004, 2005 or 2006.

The per share weighted average fair value of options granted during 2003 was $7.85 on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Expected dividend yield	0.00%
Risk-free interest rate	3.56%
Expected life	6 to 9 years
Expected volatility	42.85%
Contractual terms	7 to 10 years

As discussed above, we do not currently utilize stock option grants as part of our employee compensation program.

Projected benefit obligation at end of year

PART TWO

A deferred U.S. tax liability has not been provided on the unremitted earnings of international subsidiaries because it is our intent to permanently reinvest such earnings outside of the United States. If repatriation of all such earnings were to occur, and if we were unable to utilize foreign tax credits due to the limitations of U.S. tax law, we estimate our maximum resulting U.S. tax liability would be $113 million, net of the benefits of utilization of U.S. federal and state carryovers.

As of December 31, 2006, we had available U.S. federal net operating loss carryforwards of $26 million, including the effects of vesting of equity-based compensation that is credited to equity, which begin to expire after 2019; U.S. state net operating loss carryforwards of $52 million, which expire after 2007 through 2024; and international net operating loss carryforwards of $50 million, which begin to expire after 2006.

As of December 31, 2006, we believe it is more likely than not that the net deferred tax asset of $84.6 million will be realized based upon our estimates of future income and the consideration of net operating losses, earnings trends and tax planning strategies. Valuation allowances have been provided with regard to the tax benefit of certain international net operating loss carryforwards, for which we have concluded that recognition is not yet appropriate under SFAS No. 109, "Accounting for Income Taxes." In 2006, we reduced valuation allowances by $4.7 million on some jurisdictions' net operating losses due to the utilization or expiration of those losses, and we increased valuation allowances by $1.8 million for other jurisdictions based upon circumstances that caused us to establish or continue to provide valuation allowances on current or prior year losses in addition to those provided in prior years.

As of December 31, 2006, our net current liability for income tax was $4 million.

(10) Debt

As of December 31, 2006, we had the ability to borrow on a $450 million unsecured revolving credit facility, with capacity to borrow up to an additional $42.2 million under local overdraft facilities. There are currently 13 banks participating in our revolving credit facility with a term extending to March 2011. Pricing on the facility ranges from LIBOR plus 55 basis points to LIBOR plus 130 basis points. As of December 31, 2006, our pricing on the revolving credit facility was LIBOR plus 55 basis points. This facility will continue to be utilized for working capital needs, investments, capital expenditures, and acquisitions. Interest and principal payments on outstanding borrowings against the facility will fluctuate based on our level of borrowing.

As of December 31, 2006, we had $32.4 million outstanding under the revolving credit facility. We also had short-term borrowings (including capital lease obligations) of $17.7 million outstanding at December 31, 2006, with $15.6 million of those borrowings attributable to local overdraft facilities.

In June 2004, we utilized our revolving credit facility to redeem all of the outstanding Senior Notes at a redemption price of 104.50% of principal. We incurred pre-tax expense of $11.6 million, which included the premiums paid to redeem the Senior Notes and the acceleration of debt issuance cost amortization. The redemption of the Senior Notes provided savin[gs] of approximately $6.1 million in 2004, as the credit facility's pricing w[as] favorable compared to the Senior Notes, which carried a 9% interest ra[te].

Jones Lang LaSalle and certain of our subsidiaries guarantee the revolv[ing] credit facility. In addition, we guarantee the local overdraft facilities of certain subsidiaries. Third-party lenders request these guarantees to ensure payment by the Company in the event that one of our subsidiar[ies] fails to repay its borrowing on an overdraft facility. The guarantees typic[ally] have one-year or two-year maturities. We apply FASB Interpretation No. [45,] "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), t[o] recognize and measure the provisions of guarantees. The guarantees of the revolving credit facility and local overdraft facilities do not meet th[e] recognition provisions, but do meet the disclosure requirements of FIN 45. We have local overdraft facilities totaling $42.2 million, of which $15.6 million was outstanding as of December 31, 2006. We have provi[ded] guarantees of $32.7 million related to the local overdraft facilities, as w[ell] as guarantees related to the $450 million revolving credit facility, which in total represent the maximum future payments that Jones Lang LaSal[le] could be required to make under the guarantees provided for subsidiari[es'] third-party debt.

With respect to the revolving credit facility, we must maintain a consolida[ted] net worth of at least $450 million, a leverage ratio not exceeding 3.25 to [1,] and a minimum interest coverage ratio of 2.5 to 1. Additionally, we are restricted from, among other things, incurring certain levels of indebtedn[ess] to lenders outside of the facility and disposing of a significant portion o[f] our assets. Lender approval or waiver is required for certain levels of co-investment and acquisition. We are in compliance with all covenant[s] as of December 31, 2006.

The revolving credit facility bears variable rates of interest based on mar[ket] rates. We are authorized to use interest rate swaps to convert a portion [of] the floating rate indebtedness to a fixed rate; however, none were used during 2006 or 2005 and none were outstanding as of December 31, 200[6].

The effective interest rate on our debt was 5.1% in 2006, compared to 3.9% in 2005. The increase in the effective interest rate is primarily due to higher interest rates during 2006 compared with 2005.

(11) Leases

We lease office space in various buildings for our own use. The terms of these non-cancelable operating leases provide for us to pay base rent an[d] a share of increases in operating expenses and real estate taxes in excess of defined amounts. We also lease equipment under both operating and capital lease arrangements.

Minimum future lease payments (e.g., base rent for leases of office space) due in each of the next five years ending December 31 and thereafter are as follows ($ in thousands):

006, 2005 and 2004 our current tax expense was reduced by $7.2 million, $3.7 million and $9.8 million, respectively, due to the utilization of prior s' net operating loss carryovers.

me tax expense for 2006, 2005 and 2004 differed from the amounts computed by applying the U.S. federal income tax rate of 35% to earnings re provision for income taxes as a result of the following ($ in thousands):

	2006		2005		2004	
nputed "expected" tax expense	$ 83,666	35.0%	$ 48,968	35.0%	$ 30,140	35.0%
rease (reduction) in income xes resulting from:						
ate and local income taxes, net of federal income tax benefit	3,675	1.5%	577	0.4%	615	0.7%
mortization of goodwill and other intangibles	(1,564)	(0.7%)	(1,488)	(1.1%)	(1,306)	(1.5%)
ondeductible expenses	3,123	1.3%	3,164	2.3%	3,337	3.9%
ternational earnings taxed at varying rates	(15,166)	(6.3%)	(12,081)	(8.6%)	(10,524)	(12.2%)
aluation allowances	(3,855)	(1.6%)	(3,856)	(2.8%)	(934)	(1.1%)
ther, net	(6,054)	(2.5%)	952	0.7%	545	0.6%
	$ 63,825	26.7%	$ 36,236	25.9%	$ 21,873	25.4%

the years ended December 31, 2006, 2005 and 2004, our income ore taxes from domestic (U.S.) and international sources is as follows in thousands):

	YEAR ENDED DECEMBER 31, 2006	2005	2004
mestic	$ 80,812	6,478	12,061
ernational	158,234	133,430	74,054
tal	$ 239,046	139,908	86,115

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below ($ in thousands):

	DECEMBER 31, 2006	2005	2004
Deferred tax assets attributable to:			
Accrued expenses	$ 49,561	32,332	23,864
U.S. federal and state loss carry forwards	12,480	35,518	20,923
Allowances for uncollectible accounts	2,222	2,489	1,197
International loss carryforwards	16,787	18,464	20,001
Property and equipment	4,334	2,582	3,260
Investments in real estate ventures	530	4,557	10,111
Pension liabilities	6,082	6,288	1,083
Other	16,888	12,895	14,592
	108,884	115,125	95,031
Less valuation allowances	(2,407)	(5,317)	(9,311)
	$ 106,477	109,808	85,720
Deferred tax liabilities attributable to:			
Prepaid pension asset	$ —	1,451	—
Intangible assets	20,054	14,345	12,581
Income deferred for tax purposes	—	1,080	1,751
Other	1,802	1,333	692
	$ 21,856	18,209	15,024

A deferred U.S. tax liability has not been provided on the unremitted earnings of international subsidiaries because it is our intent to permanently reinvest such earnings outside of the United States. If repatriation of all such earnings were to occur, and if we were unable to utilize foreign tax credits due to the limitations of U.S. tax law, we estimate our maximum resulting U.S. tax liability would be $113 million, net of the benefits of utilization of U.S. federal and state carryovers.

As of December 31, 2006, we had available U.S. federal net operating loss carryforwards of $26 million, including the effects of vesting of equity-based compensation that is credited to equity, which begin to expire after 2019; U.S. state net operating loss carryforwards of $52 million, which expire after 2007 through 2024; and international net operating loss carryforwards of $50 million, which begin to expire after 2006.

As of December 31, 2006, we believe it is more likely than not that the net deferred tax asset of $84.6 million will be realized based upon our estimates of future income and the consideration of net operating losses, earnings trends and tax planning strategies. Valuation allowances have been provided with regard to the tax benefit of certain international net operating loss carryforwards, for which we have concluded that recognition is not yet appropriate under SFAS No. 109, "Accounting for Income Taxes." In 2006, we reduced valuation allowances by $4.7 million on some jurisdictions' net operating losses due to the utilization or expiration of those losses, and we increased valuation allowances by $1.8 million for other jurisdictions based upon circumstances that caused us to establish or continue to provide valuation allowances on current or prior year losses in addition to those provided in prior years.

As of December 31, 2006, our net current liability for income tax was $4 million.

(10) Debt

As of December 31, 2006, we had the ability to borrow on a $450 million unsecured revolving credit facility, with capacity to borrow up to an additional $42.2 million under local overdraft facilities. There are currently 13 banks participating in our revolving credit facility with a term extending to March 2011. Pricing on the facility ranges from LIBOR plus 55 basis points to LIBOR plus 130 basis points. As of December 31, 2006, our pricing on the revolving credit facility was LIBOR plus 55 basis points. This facility will continue to be utilized for working capital needs, investments, capital expenditures, and acquisitions. Interest and principal payments on outstanding borrowings against the facility will fluctuate based on our level of borrowing.

As of December 31, 2006, we had $32.4 million outstanding under the revolving credit facility. We also had short-term borrowings (including capital lease obligations) of $17.7 million outstanding at December 31, 2006, with $15.6 million of those borrowings attributable to local overdraft facilities.

In June 2004, we utilized our revolving credit facility to redeem all of the outstanding Senior Notes at a redemption price of 104.50% of principal. We incurred pre-tax expense of $11.6 million, which included the premiums paid to redeem the Senior Notes and the acceleration of debt issuance cost amortization. The redemption of the Senior Notes provided savin of approximately $6.1 million in 2004, as the credit facility's pricing w favorable compared to the Senior Notes, which carried a 9% interest ra

Jones Lang LaSalle and certain of our subsidiaries guarantee the revolv credit facility. In addition, we guarantee the local overdraft facilities of certain subsidiaries. Third-party lenders request these guarantees to ensure payment by the Company in the event that one of our subsidiar fails to repay its borrowing on an overdraft facility. The guarantees typic have one-year or two-year maturities. We apply FASB Interpretation No. "Guarantor's Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), t recognize and measure the provisions of guarantees. The guarantees of the revolving credit facility and local overdraft facilities do not meet th recognition provisions, but do meet the disclosure requirements of FIN 45. We have local overdraft facilities totaling $42.2 million, of which $15.6 million was outstanding as of December 31, 2006. We have provid guarantees of $32.7 million related to the local overdraft facilities, as w as guarantees related to the $450 million revolving credit facility, which in total represent the maximum future payments that Jones Lang LaSal could be required to make under the guarantees provided for subsidiari third-party debt.

With respect to the revolving credit facility, we must maintain a consolida net worth of at least $450 million, a leverage ratio not exceeding 3.25 to and a minimum interest coverage ratio of 2.5 to 1. Additionally, we are restricted from, among other things, incurring certain levels of indebtedn to lenders outside of the facility and disposing of a significant portion o our assets. Lender approval or waiver is required for certain levels of co-investment and acquisition. We are in compliance with all covenants as of December 31, 2006.

The revolving credit facility bears variable rates of interest based on mark rates. We are authorized to use interest rate swaps to convert a portion the floating rate indebtedness to a fixed rate; however, none were used during 2006 or 2005 and none were outstanding as of December 31, 200

The effective interest rate on our debt was 5.1% in 2006, compared to 3.9% in 2005. The increase in the effective interest rate is primarily due to higher interest rates during 2006 compared with 2005.

(11) Leases

We lease office space in various buildings for our own use. The terms of these non-cancelable operating leases provide for us to pay base rent and a share of increases in operating expenses and real estate taxes in excess of defined amounts. We also lease equipment under both operating and capital lease arrangements.

Minimum future lease payments (e.g., base rent for leases of office space due in each of the next five years ending December 31 and thereafter are as follows ($ in thousands):

	OPERATING LEASES	CAPITAL LEASES
7	$ 81,368	597
8	67,584	481
9	57,703	233
0	44,398	56
1	41,516	49
ereafter	94,065	—
	$ 386,634	1,416
s: Amount representing interest		(57)
sent value of minimum lease payments		$ 1,359

of December 31, 2006, we have accrued liabilities related to excess se space of $0.1 million. The total of minimum rentals to be received in future under noncancelable operating subleases as of December 31, 06 was $0.3 million.

sets recorded under capital leases in our Consolidated Balance Sheets December 31, 2006 and 2005 are as follows ($ in thousands):

	2006	2005
rniture, fixtures and equipment	$ 12	1,432
mputer equipment and software	77	544
tomobiles	610	821
	$ 699	2,797
ss accumulated depreciation nd amortization	(265)	(2,012)
t assets under capital leases	$ 434	785

nt expense was $71.2 million, $59.9 million and $59.5 million during 06, 2005 and 2004, respectively. Rent expense excludes charges associated th excess lease space taken as part of restructuring expenses.

2) Transactions with Affiliates

s part of our co-investment strategy we have equity interests in real tate ventures, some of which have certain of our officers as trustees or ard of director members, and from which we earn advisory and anagement fees. Included in the accompanying Consolidated Financial atements are revenues of $247.3 million, $107.9 million and $65.0 million r 2006, 2005 and 2004, respectively, as well as receivables of $25.2 million, 17.3 million and $13.3 million at December 31, 2006, 2005 and 2004, spectively, related to these equity interests.

The outstanding balance of loans to employees at December 31, 2006 is shown in the following table ($ in millions).[1]

	2006
Loans related to co-investments [2]	$ 1.4
Travel, relocation and other miscellaneous advances	13.6
	$ 15.0

(1) The Company has not extended or maintained credit, arranged for the extension of credit or renewed the extension of credit, in the form of a personal loan to or for any director or executive officer of the Company since the enactment of the Sarbanes-Oxley Act of 2002.

(2) These loans have been made to allow employees the ability to participate in investment fund opportunities. All of these loans are nonrecourse loans.

(13) Commitments and Contingencies

We are a defendant in various litigation matters arising in the ordinary course of business, some of which involve claims for damages that are substantial in amount. Many of these litigation matters are covered by insurance (including insurance provided through a captive insurance company), although they may nevertheless be subject to large deductibles or retentions and the amounts being claimed may exceed the available insurance. Although the ultimate liability for these matters cannot be determined, based upon information currently available, we believe the ultimate resolution of such claims and litigation will not have a material adverse effect on our financial position, results of operations or liquidity.

(14) Subsequent Events

In January 2007, we acquired NSC Corporate, an agency business in Western Australia, for AUS$5 million ($3.9 million) cash paid at closing with provisions for earn-outs subject to certain contract provisions and performance of the business as it merges with our pre-existing practice in Western Australia. Earn-out payments are subject to the achievement of certain performance conditions, and will be recorded at the time those conditions are met; each earn-out will be recorded only if the related conditions are achieved.

Also in January 2007, we acquired Hargreaves Goswell, a niche office agency practice in London for 2.8 million pounds sterling ($5.5 million) to be paid in November 2008. The fair value of the consideration will be recorded in "Deferred business acquisition obligations" on our Consolidated Balance Sheet in 2007. Additional consideration to be paid in November 2008 and November 2009 subject to employment-related contingencies will be recorded as compensation expense in our Consolidated Statements of Earnings over the periods in which that consideration is earned.

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table sets forth certain unaudited consolidated statements of earnings data for each of our past eight quarters. In our opinion, this information has been presented on the same basis as the audited consolidated financial statements appearing elsewhere in this report, and includes all adjustments, consisting only of normal recurring adjustments and accruals, that we consider necessary for a fair presentation. The unaudited consolidated quarterly information should be read in conjunction with our Consolidated Financial Statements and the notes thereto as well as the "Summary of Critical Accounting Policies and Estimates" section within "Management's Discussion and Analysis of Financial Condition and Results of Operations." The operating results for any quarter are not necessarily indicative of the results for any future period.

We note the following points regarding how we prepare and present our financial statements on a periodic basis.

PERIODIC ACCOUNTING FOR INCENTIVE COMPENSATION

An important part of our overall compensation package is incentive compensation, which we typically pay to employees in the first quarter of the year after it is earned. In our interim financial statements we have accrued for incentive compensation based on the percentage of revenue and compensation costs recorded to date relative to forecasted revenue and compensation costs for the full year as substantially all incentive compensation pools are based upon revenues and profits. The impact of this incentive compensation accrual methodology is that we accrue very little incentive compensation in the first six months of the year, with the majority of our incentive compensation accrued in the second half of the year, particularly in the fourth quarter. We adjust the incentive compensation accrual in those unusual cases where earned incentive compensation has been paid to employees.

In addition, we exclude from the standard accrual methodology incentive compensation pools that are not subject to the normal performance criteria. These pools are accrued for on a straight-line basis.

Certain employees receive a portion of their incentive compensation in the form of restricted stock units of our common stock. We recognize this compensation during the period including both the incentive compensation year and the vesting period of these restricted stock units, which has the effect of deferring a portion of current year incentive compensation to later years. We recognize the benefit of deferring certain compensation under the stock ownership program in a manner consistent with the accrual of the underlying incentive compensation expense.

The following table reflects the estimates of compensation to be deferred to future years under the stock ownership program for each year-to-date period in 2006 and 2005 ($ in millions):

	2006	2005
Three months ended March 31,	$ 3.6	$ 1.0
Six months ended June 30,	12.9	4.5
Nine months ended September 30,	13.6	10.2
Twelve months ended December 31,	17.2	14.1

INCOME TAXES

We provide for the effects of income taxes on interim financial statem based on our estimate of the effective tax rate for the full year. We asse our effective tax rate on a quarterly basis and reflect the benefit from t planning actions when we believe it is probable they will be successful. We account for the cumulative catch-up impact of any change in estima effective tax rate in the quarter that a change is made.

The effective tax rate we applied to recurring operations for 2006 and 2005 was as follows:

	2006	20
Three months ended March 31,	25.9%	25.4
Six months ended June 30,	25.9%	25.4
Nine months ended September 30,	26.3%	25.4
Twelve months ended December 31,	26.7%	25.9

SEASONALITY

Our revenues and profits tend to be significantly higher in the third an fourth quarters of each year than the first two quarters. This is a result a general focus in the real estate industry on completing or documenti transactions by calendar-year-end and the fact that certain expenses ar constant through the year. Historically, we have reported an operating loss or a relatively small profit in the first quarter and then increasingly larger profits during each of the following three quarters, excluding the recognition of investment-generated performance fees and co-investme equity gains (both of which can be particularly unpredictable). Such performance fees and co-investment equity gains are generally earned when assets are sold, the timing of which is geared toward the benefit o our clients; certain other performance fees are based on changes in asse values over contractually-defined periods. Non-variable operating expenses, which are treated as expenses when they are incurred during the year, are relatively constant on a quarterly basis.

T TWO

ES LANG LASALLE INCORPORATED QUARTERLY INFORMATION—2006 (UNAUDITED)

THOUSANDS, EXCEPT SHARE DATA)		MARCH 31	JUNE 30	SEPT. 30	DEC. 31		YEAR 2006
enue:							
vestor & Occupier Services:							
Americas	$	113,329	134,856	150,385	226,806	$	625,376
EMEA		103,345	135,982	169,688	270,324		679,339
Asia Pacific		57,902	76,425	78,416	124,323		337,066
vestment Management		61,743	172,617	64,937	85,041		384,338
s: Intersegment revenue		(165)	(498)	(336)	(2,321)		(3,320)
Equity in (earnings) losses from real estate ventures		944	(9,593)	(773)	201		(9,221)
al revenue		337,098	509,789	462,317	704,374		2,013,578
erating expenses:							
vestor & Occupier Services:							
Americas		114,072	127,107	134,267	184,377		559,823
EMEA		108,227	130,717	156,036	240,355		635,335
Asia Pacific		58,595	73,527	80,299	106,000		318,421
vestment Management		48,156	94,788	54,764	62,276		259,984
s: Intersegment expenses		(165)	(498)	(336)	(2,321)		(3,320)
structuring charges (credits)		(501)	(169)	—	(74)		(744)
al operating expenses		328,384	425,472	425,030	590,613		1,769,499
erating income		8,714	84,317	37,287	113,761		244,079
t earnings available to common shareholders	$	4,560	65,695	24,697	80,392	$	175,344
sic earnings per common share	$	0.14	2.07	0.77	2.50	$	5.50
uted earnings per common share	$	0.14	1.94	0.73	2.37	$	5.24

PART TWO

JONES LANG LASALLE INCORPORATED QUARTERLY INFORMATION—2005 (UNAUDITED)

($ IN THOUSANDS, EXCEPT SHARE DATA)		MARCH 31	JUNE 30	SEPT. 30	DEC. 31		YEAR 20
Revenue:							
Investor & Occupier Services:							
Americas	$	73,947	93,941	103,314	164,110	$	435,31
Europe		85,054	119,937	110,653	177,189		492,83
Asia Pacific		48,935	68,518	63,309	92,151		272,91
Investment Management		31,637	47,562	51,643	71,892		202,73
Less: Intersegment revenue		(289)	(240)	(169)	(328)		(1,02
Equity in (earnings) losses from real estate ventures		892	(4,630)	(2,366)	(6,052)		(12,15
Total revenue		240,176	325,088	326,384	498,962		1,390,61
Operating expenses:							
Investor & Occupier Services:							
Americas		78,949	86,221	90,862	128,940		384,97
Europe		93,023	113,863	107,599	153,819		468,30
Asia Pacific		50,752	60,456	62,486	79,207		252,90
Investment Management		27,992	35,134	38,281	50,924		152,33
Less: Intersegment expenses		(289)	(240)	(169)	(328)		(1,02
Restructuring charges (credits)		31	(250)	721	875		1,37
Total operating expenses		250,458	295,184	299,780	413,437		1,258,85
Operating income (loss)		(10,282)	29,904	26,604	85,525		131,75
Net earnings (loss) available to common shareholders	$	(8,582)	24,751	20,231	66,887	$	103,28
Basic earnings (loss) per common share	$	(0.27)	0.80	0.64	2.11	$	3.2
Diluted earnings (loss) per common share	$	(0.27)	0.74	0.61	1.99	$	3.1

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Jones Lang LaSalle (the Company) has established disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the officers who certify the Company's financial reports and to the members of senior management and the Board of Directors.

Based on management's evaluation as of December 31, 2006, the principal executive officer and principal financial officer of the Company have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) are effective.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including o principal executive officer, we conducted an evaluation of the effectiven of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in *Internal Control—Integrat Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2006. Management' assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included in Item 8. Financial Statements and Supplementary Da

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

There were no changes to the Company's internal controls over financia reporting during the fourth quarter ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

T THREE

1 10. DIRECTORS AND EXECUTIVE OFFICERS HE REGISTRANT

information required by this item is incorporated by reference to the erial in Jones Lang LaSalle's Proxy Statement for the 2007 Annual ting of Shareholders (the "Proxy Statement") under the captions ction of Directors," "Management" and "Section 16(a) Beneficial ership Reporting Compliance" and in Item 1 of this Annual Report orm 10-K.

M 11. EXECUTIVE COMPENSATION

information required by this item is incorporated by reference to the erial in the Proxy Statement under the caption "Executive Compensation."

M 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL NERS AND MANAGEMENT AND RELATED SHAREHOLDER TTERS

information required by this item is incorporated by reference to the erial in the Proxy Statement under the caption "Common Stock urity Ownership of Certain Beneficial Owners and Management."

following table provides information as of December 31, 2006 with ect to Jones Lang LaSalle's common shares issuable under our equity pensation plans (in thousands, except exercise price):

CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN (A))
	(A)	(B)	(C)
uity compensation plans pproved by security holders			
IP (1)	2,428	$ 37.47	2,804
PP (2)			427
ptotal	2,428		3,231
uity compensation plans not pproved by security holders			
YE (3)	309	$ 27.50	132
ptotal	309		132
tal	2,737		3,363

tes:

(1) In 1997, we adopted the 1997 Stock Award and Incentive Plan ("SAIP"), which provides for the granting of options to purchase a specified number of shares of common stock and other stock awards to eligible participants of Jones Lang LaSalle.

(2) In 1998, we adopted an Employee Stock Purchase Plan ("ESPP") for eligible U.S. based employees. Under this plan, employee contributions for stock purchases are enhanced through an additional contribution of a 5% discount on the purchase price.

(3) In November 2001, we adopted the Jones Lang LaSalle Savings Related Share Option (UK) Plan ("Save As You Earn" or "SAYE") for eligible employees of our UK based operations. In November 2006, the SAYE plan was extended to employees in our Ireland operations. Under this plan, employee contributions for stock purchases are enhanced by us through an additional contribution of a 15% discount on the purchase price. Both employee and employer contributions vest over a period of three to five years. Employees have had the opportunity to contribute to the plan in 2002, 2005 and 2006.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is incorporated by reference to the material appearing in the Proxy Statement under the caption "Certain Relationships and Related Transactions."

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference to the material appearing in the Proxy Statement under the caption "Information about the Independent Registered Public Accounting Firm."

PART FOUR

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following documents are filed as part of this report:

1. Financial Statements
   See Index to Consolidated Financial Statements in Item 8 of this report.
2. Financial Statement Schedules
   No financial statement schedules are included because they are not required or are not applicable, or the required information is set forth in the applicable financial statements or related notes.
3. Exhibits
   A list of exhibits is set forth in the Exhibit Index, which immediately precedes the exhibits and is incorporated by reference herein.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this filing and elsewhere (such as in reports, other filings with the United States Securities and Exchange Commission, press releases, presentations and communications by Jones Lang LaSalle or its management and written and oral statements) regarding, among other things, future financial results and performance, achievements, plans and objectives, dividend payments and share repurchases may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Jones Lang LaSalle's actual results, performance, achievements, plans and objectives to be materially different from any of the future results, performance, achievements, plans and objectives expressed or implied by such forward-looking statements.

We discuss those risks, uncertainties and other factors in this report in (i) Item 1. Business; Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations; Item 7A. Quantitative and Qualitative Disclosures About Market Risk; Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements; and elsewhere, and (ii) the other reports we file with the United States Securities and Exchange Commission. Important factors that could cause actual results to differ from those in our forward-looking statements include (without limitation):

- The effect of political, economic and market conditions and geopolitical events;
- The logistical and other challenges inherent in operating in numero different countries;
- The actions and initiatives of current and potential competitors;
- The level and volatility of real estate prices, interest rates, currency values and other market indices;
- The outcome of pending litigation; and
- The impact of current, pending and future legislation and regulatio

Moreover, there can be no assurance that future dividends will be declared since the actual declaration of future dividends, and the establishment of record and payment dates, remains subject to final determination by the Company's Board of Directors.

Accordingly, we caution our readers not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made. Jones Lang LaSalle expressly disclaims any obligation o undertaking to update or revise any forward-looking statements to ref any changes in events or circumstances or in its expectations or result

Power of Attorney

KNOW ALL MEN BY THESE PRESENTS, that each of Jones Lang LaSa Incorporated, a Maryland corporation, and the undersigned Directors and officers of Jones Lang LaSalle Incorporated, hereby constitutes and appoints Colin Dyer, Lauralee E. Martin and Stanley Stec its, his or her true and lawful attorneys-in-fact and agents, for it, him or her and in it his or her name, place and stead, in any and all capacities, with full pow to act alone, to sign any and all amendments to this report, and to file each such amendment to this report, with all exhibits thereto, and any and all documents in connection therewith, with the Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform a and all acts and things requisite and necessary to be done in and about the premises, as fully to all intents and purposes as it, he or she might o could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause t be done by virtue hereof.

natures

suant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized, on the 28th day of February, 2007.

JONES LANG LASALLE INCORPORATED

By: /s/ Lauralee E. Martin
Lauralee E. Martin
Executive Vice President and
Chief Operating and Financial Officer
(Authorized Officer and
Principal Financial Officer)

rsuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the gistrant and in the capacities indicated on the 28th day of February, 2007.

nature	Title
Sheila A. Penrose eila A. Penrose	Chairman of the Board of Directors and Director
Colin Dyer lin Dyer	President and Chief Executive Officer and Director (Principal Executive Officer)
Lauralee E. Martin uralee E. Martin	Executive Vice President and Chief Operating and Financial Officer and Director (Principal Financial Officer)
Henri-Claude de Bettignies nri-Claude de Bettignies	Director
Darryl Hartley-Leonard rryl Hartley-Leonard	Director
/ Sir Derek Higgs r Derek Higgs	Director
/ Alain Monié ain Monié	Director
/ Thomas C. Theobald homas C. Theobald	Director
/ Stanley Stec anley Stec	Senior Vice President and Global Controller (Principal Accounting Officer)

PART FOUR

Exhibit Index

EXHIBIT NUMBER	DESCRIPTION
3.1	Articles of Incorporation of Jones Lang LaSalle Incorporated (Incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-4 (File No. 333-48074-01))
3.2	Articles of Amendment to the Articles of Incorporation of Jones Lang LaSalle Incorporated (Incorporated by reference to Exhibi 3.3 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2005)
3.3	Amended and Restated Bylaws of the Registrant (Incorporated by reference to Exhibit 99.2 to the Report on Form 8-K dated January 10, 2005)
4.1	Form of certificate representing shares of Jones Lang LaSalle Incorporated common stock (Incorporated by reference to Exhibit to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2001)
10.1	Multicurrency Credit Agreement dated as of March 1, 2006 (Incorporated by reference to Exhibit 10.1 to the Annual Report on Form 10-K for the year ended December 31, 2005)
10.2	Membership Interest Purchase Agreement by and between Jones Lang LaSalle Incorporated, Spaulding & Slye Acquisition Corp. and Spaulding and Slye Partners LLC relating to Spaulding and Slye LLC, dated as of November 26, 2005 (Incorporated by reference to Exhibit 10.2 to the Annual Report on Form 10-K for the year ended December 31, 2005)
10.3	Asset Purchase Agreement, dated as of December 31, 1996, by and among LaSalle Construction Limited Partnership, LaSalle Partners Limited Partnership, Clune Construction Company, L.P. and Michael T. Clune (Incorporated by reference to Exhibit 10 to the Company's Registration Statement No. 333-25741)
10.4	Amended and Restated Stock Award and Incentive Plan dated as of February 23, 2006 (Incorporated by reference to Exhibit 10.4 the Annual Report on Form 10-K for the year ended December 31, 2005)
10.5	Form of Jones Lang LaSalle Incorporated Restricted Stock Unit Agreement (Under the Amended and Restated Stock Award and Incentive Plan) for the Non Executive Directors' 2004, 2005 and 2006 Annual Grants (Incorporated by reference to Exhibit 10.4 t the Annual Report on Form 10-K for the year ended December 31, 2004)
10.6	Jones Lang LaSalle Incorporated Stock Ownership Program Shares Agreement (Under the Amended and Restated Stock Award a Incentive Plan) (Incorporated by reference to Exhibit 10.5 to the Annual Report on Form 10-K for the year ended December 31, 200
10.7	Form of Jones Lang LaSalle Incorporated Restricted Stock Unit Agreement (Under the Amended and Restated Stock Award and Incentive Plan) for Employees' 2004, 2005 and 2006 Annual Grants (Incorporated by reference to Exhibit 10.6 to the Annual Report on Form 10-K for the year ended December 31, 2004)
10.8	Employee Stock Purchase Plan (Incorporated by reference to Exhibit 99.1 to the Company's Registration Statement No. 333 4219
10.9	First Amendment to the Employee Stock Purchase Plan (Incorporated by reference to Exhibit 10.2 to the Quarterly Report on For 10-Q for the quarter ended June 30, 1998)
10.10	Second Amendment to the Employee Stock Purchase Plan (Incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 1998)
10.11	Third Amendment to the Employee Stock Purchase Plan (Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000)
10.12	Fourth Amendment to the Jones Lang LaSalle Incorporated Employee Stock Purchase Plan (Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 (File No. 333-117024)
10.13	Fifth Amendment to the Jones Lang LaSalle Incorporated Employee Stock Purchase Plan (Incorporated by reference to Exhibit 10.13 to the Annual Report on Form 10-K for the year ended December 31, 2005)
10.14	Description of Management Incentive Plan (Incorporated by reference to Exhibit 10.8 to the Annual Report on Form 10-K for the year ended December 31, 1997)
10.15	Form of Indemnification Agreement with Executive Officers and Directors (Incorporated by Reference to Exhibit 10.14 to the Annual Report on Form 10-K for the year ended December 31, 1998)
10.16	Amended and Restated Severance Pay Plan effective September 1, 2005 (Incorporated by reference to Exhibit 10.16 to the Annual Report on Form 10-K for the year ended December 31, 2005)

RT FOUR

17	Senior Executive Services Agreement with Alastair Hughes dated as of March 9, 1999 (Incorporated by reference to Exhibit 10.17 to the Annual Report on Form 10-K for the year ended December 31, 2005)
18	Letter Agreement between Colin Dyer and Jones Lang LaSalle Incorporated dated as of July 16, 2004 and accepted July 19, 2004 (Incorporated by reference to Exhibit 99.2 to the Periodic Report on Form 8-K dated July 21, 2004)
19	Amendment No. 1 to Letter Agreement between Colin Dyer and Jones Lang LaSalle Incorporated dated as of August 30, 2004 (Incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K for the year ended December 31, 2005)
20	Amendment No. 2 to Letter Agreement between Colin Dyer and Jones Lang LaSalle Incorporated dated as of December 1, 2005 (Incorporated by reference to Exhibit 10.20 to the Annual Report on Form 10-K for the year ended December 31, 2005)
21	Letter Agreement Regarding Compensation of the Chairman of the Board of Directors dated as of January 1, 2005 (Incorporated by reference to Exhibit 99.1 to the Periodic Report on Form 8-K dated January 10, 2005)
22	Jones Lang LaSalle Savings Related Share Option (UK) Plan adopted October 24, 2001 (Incorporated by reference to Exhibit 10.25 to the Annual Report on Form 10-K for the year ended December 31, 2001)
23	Amended And Restated Jones Lang LaSalle Incorporated Co-Investment Long Term Incentive Plan dated December 16, 2005 (Incorporated by reference to Exhibit 10.23 to the Annual Report on Form 10-K for the year ended December 31, 2005)
24	LaSalle Investment Management Long Term Incentive Compensation Program Amended and Restated as of December 15, 2004 (Incorporated by reference to Exhibit 10.23 to the Annual Report on Form 10-K for the year ended December 31, 2004)
.25	Jones Lang LaSalle Incorporated Deferred Compensation Plan effective January 1, 2004 (Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 (File No. 333-110366))
.26	Jones Lang LaSalle Incorporated Non-Executive Director Compensation Plan Summary of Terms and Conditions, Amended and Restated as of January 1, 2006 (Incorporated by reference to Exhibit 10.26 to the Annual Report on Form 10-K for the year ended December 31, 2005)
.27	LIM Funds Personal Co-Investment Agreement for International and Regional Directors (in connection with elections under the Stock Ownership Program) (Incorporated by reference to Exhibit 10.27 to the Annual Report on Form 10-K for the year ended December 31, 2005)
.28	LIM Funds Personal Co-Investment Agreement for International and Regional Directors (not in connection with elections under the Stock Ownership Program) (Incorporated by reference to Exhibit 10.28 to the Annual Report on Form 10-K for the year ended December 31, 2005)
.29	First Amendment to the Jones Lang LaSalle Incorporated Deferred Compensation Plan (Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006)
.30	Restated Jones Lang LaSalle Incorporated Stock Ownership Program description under the Amended and Restated Stock Award and Incentive Plan (Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006)
.31	Letter Agreement between Lynn Thurber and Jones Lang LaSalle Incorporated dated as of September 5, 2006 (Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006)
2.1*	Computation of Ratio of Earnings to Fixed Charges
1.1*	List of Subsidiaries
3.1*	Consent of Independent Registered Public Accounting Firm
4.1*	Power of Attorney (Set forth on page preceding signature page of this report)
1.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
1.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
2.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Filed with the Annual Report of Form 10-K for the fiscal year ended December 31, 2006.

PART FOUR

Exhibit 31.1

CERTIFICATION

I, Colin Dyer, certify that:

1. I have reviewed this Annual Report on Form 10-K of Jones Lang LaSalle Incorporated;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make th statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects t financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, t ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within thos entities, particularly during the period in which this report is being prepared;
    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervisi to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purpos in accordance with generally accepted accounting principles;
    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiven of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fisc quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to t registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonabl likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal contr over financial reporting.

Date: February 28, 2007

/s/ Colin Dyer

Colin Dyer
President and Chief Executive Officer

ibit 31.2

TIFICATION

auralee E. Martin, certify that:

have reviewed this Annual Report on Form 10-K of Jones Lang LaSalle Incorporated;

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

ased on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the inancial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

he registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in xchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 5d-15(f)) for the registrant and have:

. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

). Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

te: February 28, 2007

/ Lauralee E. Martin

uralee E. Martin
ecutive Vice President and
hief Operating and Financial Officer

PART FOUR

Exhibit 32.1

Certification of Chief Executive Officer Pursuant to
18 U.S.C. Section 1350,
As Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Jones Lang LaSalle Incorporated (the "Company") on Form 10-K for the period ending December 31, 2006 filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Colin Dyer, as Chief Executive Officer of the Company, here certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: February 28, 2007

/s/ Colin Dyer

Colin Dyer
President and Chief Executive Officer

Certification of Chief Financial Officer Pursuant to
18 U.S.C. Section 1350,
As Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Jones Lang LaSalle Incorporated (the "Company") on Form 10-K for the period ending December 31, 2006 filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Lauralee E. Martin, as Chief Financial Officer of the Compan hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: February 28, 2007

/s/ Lauralee E. Martin

Lauralee E. Martin
Executive Vice President and
Chief Operating and Financial Officer

PANY INFORMATION

DING COMPANY
DQUARTERS

s Lang LaSalle Incorporated
East Randolph Drive
ago, Illinois 60601
1 312 782 5800

SITE ADDRESSES

s Lang LaSalle
v.joneslanglasalle.com

lle Investment Management
v.lasalle.com

s Lang LaSalle Hotels
v.joneslanglasallehotels.com

IONAL CONTACT
RMATION

of our businesses—Jones LaSalle Investor and Occupier ices, LaSalle Investment agement and Jones Lang lle Hotels—operates in the ricas, EMEA and Asia Pacific. onal contact information for e businesses may be found on Web sites referenced above.

pendent Registered
ic Accounting Firm
MG LLP
East Wacker Drive
ago, Illinois 60601

k Transfer Agent, Registrar
Dividend Paying Agent
lon Investor Services
Washington Boulevard
sey City, New Jersey 07310
+1 201 680 4000
w.melloninvestor.com

stor Relations
uests for the 2006 Jones Lang alle Annual Report on Form 10-K ich will be provided free of rge) and other inquiries from estors should be directed to:

es Lang LaSalle Incorporated
estor Relations Department
East Randolph Drive
cago, Illinois 60601
+1 312 782 5800
vw.joneslanglasalle.com

COMMON SHARE
MARKET PRICES

Jones Lang LaSalle's common stock is listed on the New York Stock Exchange (NYSE) under the ticker symbol JLL.

Following are the high and low daily closing prices of our common stock for 2006 and 2005:

2006	HIGH	LOW
4Q	$ 93.21	$ 84.00
3Q	$ 88.54	$ 75.92
2Q	$ 90.70	$ 71.05
1Q	$ 76.54	$ 52.75
2005	HIGH	LOW
4Q	$ 52.48	$ 45.05
3Q	$ 50.65	$ 43.88
2Q	$ 47.41	$ 36.90
1Q	$ 47.30	$ 34.54

NYSE AND SEC CERTIFICATIONS

As required, during 2006 our Chief Executive Officer certified to the New York Stock Exchange that he was not aware of any violation by Jones Lang LaSalle of NYSE corporate governance listing standards. In addition, Jones Lang LaSalle has filed with the Securities and Exchange Commission, as exhibits to its 2006 Annual Report on Form 10-K, the certifications of its Chief Executive Officer and Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of its public disclosure.

JONES LANG LASALLE CODE OF BUSINESS ETHICS

Jones Lang LaSalle stands for uncompromising integrity and the highest ethical conduct. We are proud of, and are determined to protect and enhance, the global reputation we have established. In a service business such as ours, the integrity that our brand represents is one of our most valuable assets. The Jones Lang LaSalle Code of Business Ethics, which may be found on our Web site, contains the ethics policies that everyone who does business on behalf of our firm must follow. Reports of possible violations of our Code of Business Ethics may be made to our global Ethics Hotline at +1 877 540 5066 or by email to https://www.jllethicsreports.com.

JONES LANG LASALLE VENDOR CODE OF CONDUCT

Jones Lang LaSalle expects that each of its vendors, meaning any firm or individual providing a product or service to Jones Lang LaSalle or indirectly to our clients as a contractor or subcontractor, will share and embrace the letter and spirit of our commitment to integrity. While vendors are independent entities, their business practices may significantly reflect upon us, our reputation and our brand. Accordingly, we expect all vendors to adhere to the Jones Lang LaSalle Vendor Code of Conduct, which may be found on our Web site. Reports of possible violations of our Vendor Code of Conduct may be made to our global Ethics Hotline or by email, each as indicated above.

COMMITMENT TO DIVERSITY

Jones Lang LaSalle works to foster an environment that values the richness of our differences and reflects the diverse world in which we live and work. By cultivating a dynamic mix of people and ideas, we enrich our firm's performance, the communities in which we operate and the lives of our employees. We seek to recruit a diverse workforce, develop and promote exceptional talent from diverse backgrounds, and embrace the varied experiences of all our employees.

CORPORATE CITIZENSHIP AND SUSTAINABILITY

We encourage and promote the principles of corporate citizenship and sustainability everywhere we operate. Since our business operations span the globe, we seek to improve the communities in which our people work and live. We design our corporate policies to reflect the highest standards of corporate governance and transparency, and we hold ourselves responsible for our social, environmental and economic performance. These priorities guide the interactions we have with our shareholders, clients, employees, regulators and vendors, as well as with all others with whom we come into contact, as we pursue our vision to be the real estate expert and strategic advisor of choice for leading owners, occupiers and investors.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report may constitute forward-looking statements that involve known and unknown risks, uncertainties and other factors that may cause Jones Lang LaSalle's actual results to be materially different from any future results implied by such forward-looking statements. Please see our 2006 Form 10-K for a discussion of such risks, uncertainties and other factors.

www.joneslanglasalle.com


END